                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                              AMENDMENT NO. 11 TO
                                 ANNUAL REPORT
                                       of
                              PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)
                             ______________________

                 Date of end of last fiscal year: March 31, 2008

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

________________________________________________________________________________

Title of Issue             Amounts as to which               Names of exchanges
                           registration is effective         on which registered
________________________________________________________________________________
N/A                        N/A                               N/A
________________________________________________________________________________

          Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                             Vera Nicholas-Gervais
                             Head of the Provincial
                  Territorial and Parliamentary Affairs Section
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   __________

                                   Copies to:
                             Christopher J. Cummings
                             Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     In   connection   with  the   issuance  by  the   Province  of  Ontario  of
US$3,000,000,000  1.875%  Bonds  due  November  19,  2012  and  US$1,000,000,000
Floating Rate Bonds due November 19, 2012,  the  undersigned  registrant  hereby amends its Annual  Report on Form 18-K for the fiscal  year ended March 31, 2008
(the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit  (o)   Fiscal   Agency   Agreement,   dated  as  of  November   19,
                    2009,including the forms of Bonds;  Underwriting  Agreement, dated as of  November  10,  2009,  including  the  names and addresses of the Underwriters; Opinion of the Legal Counsel,
                    Legal Services  Branch,  Ministry of Finance and Ministry of
                    Revenue of the  Province  of  Ontario,  including  a consent relating  thereto,  in respect of the legality of the Bonds;
                    and Schedule of Expenses.

                                   SIGNATURE

     Pursuant to the  requirements  of the  Securities  Exchange Act of 1934,the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

November 19, 2009                By:   /s/ Irene Stich
                                    ___________________________________________
                                    Name:  Irene Stich
                                    Title: Director, Capital Markets Operations
                                           Capital Markets Division
                                           Ontario Financing Authority

                                 Exhibit Index

Exhibit (o)    Fiscal Agency Agreement, dated as of November 19, 2009, including the forms of Bonds; Underwriting Agreement,  dated as of November
               10, 2009,  including the names and addresses of the Underwriters;
               Opinion of the Legal Counsel, Legal Services Branch,  Ministry of
               Finance  and  Ministry  of Revenue of the  Province  of  Ontario,
               including a consent relating thereto,  in respect of the legality of the Bonds; and Schedule of Expenses.

                                                                      Conformed Copy

                               PROVINCE OF ONTARIO

                                US$4,000,000,000

               US$3,000,000,000 1.875% BONDS DUE NOVEMBER 19, 2012

           US$1,000,000,000 FLOATING RATE BONDS DUE NOVEMBER 19, 2012

                             _______________________

                             FISCAL AGENCY AGREEMENT

                             _______________________

                          Dated as of November 19, 2009

                               PROVINCE OF ONTARIO

     FISCAL AGENCY AGREEMENT dated as of November 19, 2009, between the Province of Ontario  (the  "Province")  and The Bank of New York  Mellon,  a  corporation organized and existing under the laws of the State of New York, as fiscal agent, transfer agent, registrar, calculation agent and principal paying agent.

     1.  Underwriting  Agreement.  The  Province  entered  into an  underwriting agreement dated as of November 10, 2009 (the "Underwriting  Agreement") with the several  underwriters  listed on Schedule II thereto providing for the issue and sale by the Province of  US$3,000,000,000  aggregate  principal amount of 1.875%
Bonds due  November  19,  2012 (the "Fixed  Rate  Bonds")  and  US$1,000,000,000
aggregate  principal  amount of Floating  Rate Bonds due  November 19, 2012 (the
"Floating Rate Bonds" and, together with the Fixed Rate Bonds, the "Bonds").

     2. Appointment of Registrar;  Paying Agents; Additional Transfer Agent. (a)
The Province hereby appoints The Bank of New York Mellon,  at present having its principal  office at 101 Barclay  Street,  4E, New York, New York 10286,  in the
Borough of Manhattan,  the City and State of New York, as fiscal agent, transfer agent,  registrar,  calculation agent and principal paying agent of the Province for the Bonds,  upon the terms and conditions set forth herein.  The Bank of New
York Mellon  accepts such  appointments,  and along with its  successors as such fiscal agent, transfer agent, registrar,  calculation agent and principal paying agent is hereinafter referred to as the "Registrar".

     (b) The  Province  may from  time to time  appoint  one or more  additional agents  (hereinafter  called a "Paying  Agent" or the "Paying  Agents")  for the payment (subject to the applicable laws and regulations) of the principal of and interest and  Additional  Amounts (as defined in the terms and conditions of the
Bonds),  if any,  on the  Bonds at such  place or  places  as the  Province  may determine  pursuant  to a written  paying  agency  agreement  (a "Paying  Agency
Agreement").  In  addition,  the  Province,  with  the  acknowledgement  of  the
Registrar,  hereby  appoints  The Bank of New York  Mellon,  One Canada  Square,
London EI4 5AL, England, as its initial Paying Agent in the United Kingdom,  and
The Bank of New York Mellon  accepts such  appointment.  The Province may at any time terminate the appointment of any Paying Agent provided,  however,  (i) that for so long as the Bonds are  admitted  to the  Official  List of the  Financial
Services  Authority and to trading on the London Stock Exchange plc's  Regulated
Market  and the  rules of such  stock  exchange  or the  rules of the  Financial
Services Authority (UK) so require, the Province will maintain a paying agent in the United Kingdom, and (ii) that the Province will maintain a paying agent in a
Member  State of the  European  Union that will not be obliged  to  withhold  or deduct tax pursuant to the European Council Directive  regarding the taxation of savings income  (Directive  2003/48/EC) (the "Directive") or any other directive implementing  the  conclusions of the ECOFIN Council  meeting of November 26-27,
2000 or any law  implementing  or  complying  with,  or  introduced  in order to conform to, such directive.  The Province will keep the Registrar informed as to the name,  address,  and telephone  and  facsimile  numbers of each Paying Agent appointed by it and will notify the Registrar of the  resignation  of any Paying
Agent.  The Registrar  shall arrange with each Paying Agent for the payment,  as provided  herein,  of the principal of and interest and Additional  Amounts,  if any, on the Bonds on terms approved by the Province  (further  references herein to  principal  and  interest  shall be  deemed to also  refer to any  Additional
Amounts).

     (c) The  Province  may from  time to time  appoint  one or more  additional agents for the  processing  of  applications  for  registration  of  transfer or exchange of fully registered Bonds in definitive form  (hereinafter  referred to as an "Additional  Transfer Agent" or "Additional Transfer Agents" and, together with the  Registrar,  in its  capacity as transfer  agent of the  Province,  the
"Transfer  Agents" or  individually  a "Transfer  Agent")  pursuant to a written transfer agency agreement (a "Transfer Agency  Agreement").  The Province may at
any time  terminate  the  appointment  of any  Additional  Transfer  Agent.  The
Province will keep the Registrar  informed as to the name, address and telephone and facsimile numbers of each Additional Transfer Agent appointed by it and will notify the Registrar of the resignation or termination of the appointment of any
Additional Transfer Agent.

     3. Form. (a) The Fixed Rate Bonds shall  initially be issued in the form of six fully registered global certificates  without coupons, and the Floating Rate
Bonds  shall  initially  be issued in the form of two  fully  registered  global certificates  without  coupons  (such  registered  global  certificates  and any registered  global  certificate  or  certificates  issued  upon any  transfer or exchange thereof or in replacement  therefor are hereinafter  referred to as the
"Global Bonds").  The Global Bonds shall be registered in the name of Cede &
Co., as nominee of The Depository  Trust Company ("DTC") and held by The Bank of
New York Mellon as custodian  for DTC ("DTC  Custodian").  As long as DTC or its respective  nominee is the  registered  holder of the Global  Bonds,  it will be considered  the sole owner and  registered  holder of the Bonds for all purposes hereunder and under the Global Bonds. None of the Province, the Registrar or any
Paying Agent will have any  responsibility  or  liability  for any aspect of the records  relating  to or  payments  made by DTC,  CDS  Clearing  and  Depository
Services Inc., Euroclear Bank S.A./N.V., or Clearstream Banking, societe anonyme on account of beneficial  interests in the Global  Bonds.  Except as provided in
Section 6 hereof, owners of beneficial interests in the Global Bonds will not be entitled  to have  Bonds  registered  in their  names,  will not  receive  or be entitled  to  receive  Bonds  in  definitive  registered  form  and  will not be considered  registered  holders thereof under this  Agreement.  The Global Bonds will be substantially in the forms attached hereto as Exhibit 1.

     (b) All Bonds  (including  the Global Bonds) shall be executed on behalf of the  Province  by the  signature,  manual or in  facsimile,  of the  Minister of
Finance  or the  manual  signature  of any one of (i)  the  Deputy  Minister  of
Finance, or (ii) the Chief Executive Officer,  the Executive  Director,  Capital
Markets Division or any Director,  Capital Markets Division,  all of the Ontario
Financing  Authority,  and shall be sealed with the manual or facsimile  seal of the  Minister of Finance.  In the event that any  official of the  Province  who shall have  signed or whose  facsimile  signature  shall  appear upon any of the
Bonds shall cease to hold such office before the Bonds so signed shall  actually have been authenticated, registered or delivered, such Bonds nevertheless may be authenticated, registered and delivered with the same force and effect as though such  person who signed  such  Bonds had not ceased to be such  official  of the
Province.

     4. Authentication. The Registrar shall, upon receipt of Bonds duly executed and sealed on behalf of the Province  together with a written order or orders to authenticate  and deliver  Bonds in a stated  aggregate  principal  amount,  (i)
authenticate  and register not more than the said aggregate  principal amount of
Bonds and deliver  them in  accordance  with the written  order or orders of the
Province  and  (ii)  thereafter  authenticate,  register  and  deliver  Bonds in accordance with the provisions of Sections 5, 6 and 8 of this Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and  outstanding  at any time,  whether in the form of Global  Bonds or Bonds in definitive  registered form, issued in exchange for the Global Bonds,  shall not exceed  US$3,000,000,000  in aggregate  principal amount of Fixed Rate Bonds and
US$1,000,000,000  in aggregate principal amount of Floating Rate Bonds, plus the aggregate  principal  amount of any  additional  Bonds  issued  by the  Province pursuant  to any  supplement  hereto  in  accordance  with  Section  15 of  this
Agreement.

     5. Registration,  Transfers and Exchanges.  (a) The Registrar,  as agent of the Province for such purpose,  shall at all times keep at its principal  office in the  Borough of  Manhattan,  the City and State of New York,  a  register  or registers  (hereinafter  the "Register" or "Registers") for the registration and registration  of transfers and exchanges of Bonds, in which shall be entered the names and addresses of the registered  holders of Bonds and the principal amount of and other particulars of the Bonds held by them. Subject to Section 6 hereof, upon surrender for  registration  of transfer of any Fixed Rate Bond or Floating
Rate  Bond at said  office,  the  Registrar  shall  authenticate,  register  and deliver,  in the name of the transferee or  transferees,  a new Bond or Bonds of such series for a like aggregate principal amount.  Subject to Section 6 hereof, upon  surrender of any Fixed Rate Bond or Floating  Rate Bond at said office for exchange,  the Registrar shall  authenticate,  register and deliver, in exchange for  such  Bond,  a new  Bond or new  Bonds of such  series  of the  appropriate authorized  denomination(s)  and  for  a  like  aggregate  principal  amount  in accordance  with the  provisions  of such Bonds.  The Province and the Registrar shall not be required to make any exchange of Bonds if, as a result thereof, the
Province would incur adverse tax or other similar consequences under the laws or regulations of any jurisdiction in effect at the time of the exchange.

     (b) All  new  Bonds  authenticated  and  delivered  by the  Registrar  upon registration of transfer or in exchange for Bonds of other  denominations  shall be so dated  that  neither  gain nor loss of  interest  shall  result  from such registration of transfer or exchange.

     (c) All Bonds  presented  or  surrendered  for  registration  of  transfer, exchange or payment shall be accompanied by a written  instrument or instruments of  transfer  in  form  satisfactory  to the  Registrar,  duly  executed  by the registered  holder or its  attorney  duly  authorized  in  writing  and with the signatures  thereon duly guaranteed by a commercial bank or trust company having its  principal  office  in the City of New  York or by a member  of the New York
Stock Exchange.

     (d) The Registrar and each  Additional  Transfer Agent shall not impose any service charge on the registered holder for any such registration of transfer or exchange of Bonds in the normal  course of business;  however,  the Province may require of the party  requesting  such  transfer  or  exchange,  as a  condition precedent to the exercise of any right of transfer or exchange contained in this
Agreement or in the Bonds, the payment of a sum sufficient to cover any stamp or other tax or other governmental charge payable in connection therewith.

     (e) The Province, the Registrar and any Paying Agent or Additional Transfer
Agent may treat the person in whose name any Bond is  registered as the absolute owner of such Bond for the  purpose of  receiving  payment of  principal  of and interest on such Bond,  and all other purposes  whatsoever,  whether or not such
Bond be overdue,  and none of the Province,  the Registrar,  any Paying Agent or any  Additional  Transfer  Agent shall be affected by any notice to the contrary and any such payment shall be a good and  sufficient  discharge to the Province, the Registrar and any Paying Agent or Additional  Transfer  Agent for the amount so paid.

     (f) The  Registrar  shall not be  required  to  register  any  transfer  or exchange of Bonds (and any  Additional  Transfer  Agent shall not be required to accept presentment of fully registered Bonds in definitive form for registration of transfer or exchange by the Registrar) during the period (i) from the Regular
Record Date (as defined in the Bonds) to the  Interest  Payment Date (as defined in the Bonds) or (ii) from the close of business on the  fifteenth day preceding the date of early redemption of the Bonds (the "Redemption  Record Date") to the
date of early redemption of the Bonds (the "Redemption  Date"). For the purposes of any interest payment made in accordance with Section 7(b) or (c) hereof, such payment shall be made to those  persons in whose names the Bonds are  registered on such Regular Record Date or Redemption Record Date.

     (g) Each  Additional  Transfer  Agent,  as agent of the  Province  for such purpose,  shall maintain an office in its jurisdiction at which fully registered
Bonds in  definitive  form may be  presented  for  registration  of  transfer or exchange by the Registrar in accordance  with this  Agreement.  Each  Additional
Transfer Agent shall  promptly  forward to the Registrar all such Bonds received by it, together with the written  instrument or instruments of transfer referred to above.

     6. Special  Provisions  Relating to the Global Bonds. (a) Unless any Global
Bond is presented by an authorized  representative  of DTC to the Province,  the
Registrar or their respective  agents for registration of transfer,  exchange or payment,  and any replacement  Global Bond issued is registered in the name of a nominee of DTC as requested by such authorized representative and any payment is made to such  nominee of DTC,  any  transfer,  pledge or other use of the Global
Bonds for value or  otherwise  shall be  wrongful  since the  registered  holder thereof has an interest therein.

     (b) Except as  provided in this  subparagraph,  Bonds will not be issued in definitive  registered form. If at any time DTC notifies the Province that it is unwilling or unable to continue as depository  for the Global Bonds or if at any time DTC  ceases to be a clearing  agency  registered  under the  United  States
Securities  Exchange Act of 1934, as amended, or otherwise ceases to be eligible to be a  depositary,  the Province  shall  appoint a successor  depositary  with respect to the Global Bonds.  If a successor  depositary for the Global Bonds is not  appointed  by the Province  within a  reasonable  period after the Province receives such notice or becomes aware of such ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar,  upon receipt  thereof,  shall  authenticate  and  deliver  such  Bonds in  definitive registered form without coupons, in denominations determined by the Province and of  US$5,000  and  integral  multiples  of  US$1,000  for  amounts  in excess of
US$5,000,  in an aggregate  principal  amount equal to the  aggregate  principal amount of the Global Bonds as of the exchange date.

     The Province may at any time and in its sole  discretion  determine  not to have any of the Fixed Rate Bonds or Floating  Rate Bonds held in the form of the
Global  Bonds.  In such  event the  Province  shall  execute  and seal  Bonds in definitive  registered  form, and the  Registrar,  upon receipt  thereof,  shall authenticate  and  deliver  such Bonds in  definitive  registered  form  without coupons,  in  denominations  determined  by the  Province  and of  US$5,000  and integral  multiples  of  US$1,000  for  amounts  in  excess of  US$5,000,  in an aggregate  principal  amount  equal to the  aggregate  principal  amount of such
Global Bonds as of the exchange date.

     Upon the exchange of Global Bonds for Bonds in definitive  registered form, the  Registrar  shall  cancel such Global Bonds and shall reduce the holdings of
Cede &  Co. on the  Register to nil.  Bonds in  definitive  registered  form issued in exchange for Global Bonds pursuant to this section shall be registered in such  names as DTC  pursuant  to  instructions  from its  direct or  indirect participants  or otherwise,  shall  instruct the Registrar or the Province.  The
Registrar  shall  deliver  such  Bonds in  definitive  registered  form to or as directed by the persons in whose names such definitive  registered  Bonds are so registered and, to the extent reasonably practicable in the circumstances, shall direct all payments to be made in respect of such Bonds in definitive registered form to the registered  holders thereof on or after such exchange  regardless of whether such exchange occurred after the record date for such payment.

     All Bonds in definitive  registered form issued upon the exchange of Global
Bonds shall be valid  obligations  of the  Province,  evidencing  the same debt, entitled  to the same  benefits  and  subject to the same  terms and  conditions
(except  insofar as they  relate  specifically  to a Global  Bond) as the Global
Bonds surrendered upon such exchange.

     7. Payment. (a) The Province will pay to the Registrar,  in same day funds, in such coin or  currency  of the  United  States of  America  as at the time of payment is legal tender for payment of public and private  debts,  to an account to be specified by the Registrar,  on the day on which the same shall become due
(or the next succeeding  Business Day if such due date falls upon a day which is not a Business Day as defined  below,  unless such next  following  Business Day falls in the next  succeeding  calendar month, in which case the related payment will be made on the  immediately  preceding  Business Day as if made on the date such  payment was due),  all amounts to be paid on the Bonds for  principal  and interest on that date as required  by the terms of the Bonds,  and the  Province hereby  authorizes and directs the  Registrar,  from the funds so paid to it, to make payment of the principal and interest in respect of the Bonds in accordance with their terms and the  provisions  set forth below.  For the purposes of this
Section 7(a),  "Business Day" means a day on which banking  institutions  in the
City of New  York,  in the City of  London  and in the City of  Toronto  are not
authorized or obligated by law or executive order to be closed.

     (b) Payment of principal  and interest on the Global Bonds shall be made by the  Registrar  to Cede  &  Co.,  as  nominee  of DTC,  in same day funds in accordance with procedures agreed to between the Registrar and DTC.

     (c) Payment of principal in respect of Bonds in definitive  registered form issued  pursuant to Section 6(b) hereof  shall be made against  surrender at the office of the Registrar in the Borough of  Manhattan,  the City and State of New
York or at the office of any Paying  Agent  appointed  by the  Province for such purpose  pursuant  to  this  Fiscal  Agency  Agreement  and  any  Paying  Agency
Agreement.  Payment of interest due prior to or on the  Maturity  Date or on any
Redemption  Date will be made by  forwarding  by post or otherwise  delivering a cheque to the registered  addresses of registered  holders of Bonds,  or, at the option of the Province,  otherwise  transferring funds to the registered holders of the  Bonds.  Such  cheque  shall be dated the due date for  payment  and made payable  to the  order  of the  registered  holder  or,  in the  case  of  joint registered holders, to the order of all such joint holders (failing instructions from them to the  contrary) and shall be sent to the address of that one of such joint  holders  whose name  stands  first in the  register  as one of such joint holders. The Registrar shall mail or otherwise deliver such cheques to the names and  addresses of  registered  holders of Bonds  sufficiently  in advance of the relevant due date for payment that receipt of such cheques by registered holders on or before the due date is reasonably assured.

     (d) All moneys paid to the Registrar  under Section 7(a) of this  Agreement shall be held by it in a separate  account  from the  moment  when such money is received until the time of actual payment,  in trust for the registered  holders of Bonds to be applied by the Registrar to payments due on the Bonds at the time and in the manner provided for in this Agreement and the Bonds, provided that if the Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure, the Province otherwise duly makes such payments to the registered holders of Bonds, the Registrar shall thereupon hold such moneys paid to it under Section 7(a) in trust for the Province. Any money deposited with the
Registrar  for the payment of the  principal  or interest in respect of any Bond remaining  unclaimed for two years after such  principal or interest  shall have become due and payable shall be repaid to the Province without interest, and the registered  holder of a Bond may  thereafter  look only to the  Province for any payment to which such holder may be entitled.

     8. Mutilated,  Destroyed, Stolen or Lost Bond Certificates. (a) If any Bond
certificate is mutilated,  defaced,  destroyed,  stolen or lost, application for replacement  shall be made to the  Registrar  who shall  promptly  transmit such application  to the  Province.  Such  application  shall be  accompanied  by the mutilated or defaced  certificate or proof,  satisfactory to the Province in its discretion,  of the  destruction,  theft  or loss of the  certificate,  and upon receipt by the Province of an indemnity  satisfactory  to it, the Province shall execute a new certificate of like tenor, and upon written  instructions from the
Province,  the  Registrar  shall  thereupon  cancel  the  mutilated  or  defaced certificate  and adjust the Register to reflect the  cancellation,  destruction, theft or loss of a certificate,  as the case may be, and authenticate,  register and deliver  such new  certificate  in  exchange  for the  mutilated  or defaced certificate or in substitution  for the destroyed,  stolen or lost  certificate.
Such  replacement  certificate  shall be so dated that  neither gain nor loss in interest will result from such exchange or substitution. All expenses associated with  procuring  any  indemnity  and with the  preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

     (b) Whenever any Bond  alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is  presented to the  Registrar,  any
Paying Agent or any Additional  Transfer Agent for payment on the Maturity Date, the Redemption Date or for registration of transfer or exchange,  the Registrar, the Paying Agent or the  Additional  Transfer  Agent,  as the case may be, shall immediately notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

     9. Maturity,  Redemption and Purchases.  (a) Unless previously redeemed for tax reasons as provided in the terms and conditions of the Bonds, or repurchased by the Province, as provided below, the principal amount of the Fixed Rate Bonds and the principal  amount of the Floating  Rate Bonds,  in each case, is due and payable on November 19, 2012 (the "Maturity Date").

     (b) In accordance with the terms and conditions of the Bonds,  upon receipt of a notice to redeem and a  certificate  of the  Province,  as set forth in the
Bonds,  not less than 30 days and no more than 60 days  prior to the  Redemption
Date,  the  Registrar  shall cause to be published,  in accordance  with Section
19(b) hereof, on behalf of the Province a notice of redemption stating:  (i) the
Redemption Date; (ii) the redemption  price; and (iii) if applicable,  the place or places of surrender of the Bonds to be redeemed.

     (c) The  Province  may,  if not in default  under the  Bonds,  at any time, purchase  Bonds in the open market,  or by tender or by private  contract at any price,  in accordance  with applicable law and may cause the Registrar to cancel any Bonds so purchased.

     (d) If the  Province  elects to cancel any Bonds  purchased by it when such
Bonds  have  been  issued  in the  form of a Global  Bond,  it may  require  the
Registrar to register such cancellation and to reduce the outstanding  aggregate principal amount of the applicable series of Global Bonds in accordance with the regular procedures of DTC in effect at such time.

     10. Cancellation and Destruction.  All Bonds which are paid on the Maturity
Date or the Redemption  Date, or  surrendered  for  registration  of transfer or exchange for other  certificates or for  replacement,  shall be cancelled by the
Registrar who shall register such cancellation.  The Registrar shall, as soon as practicable  after the date of  cancellation  of Bonds  under  this  section  or
Section  8(a)  or the  date  that  the  register  is  adjusted  to  reflect  the destruction,  theft or loss of a  certificate  pursuant to Section  8(a) hereof, furnish the  Province  with a  certificate  or  certificates  stating the serial numbers and total number of Bonds that have been cancelled.  The Registrar shall destroy all cancelled Bonds in accordance with the  instructions of the Province and  shall  furnish  to  the  Province,  on  a  timely  basis,  certificates  of destruction  stating the serial  numbers,  dollar  value and total number of all
Bonds destroyed hereunder.

     11. (a) Limit on Liability. In acting under this Agreement,  the Registrar, any Paying Agent and any  Additional  Transfer Agent are acting solely as agents of the Province and do not assume any  obligation or  relationship  of agency or trust for or with any of the  registered  holders of the Bonds,  except that all funds held by the Registrar,  any Paying Agent or Additional  Transfer Agent for
payment  of  principal  or  interest  shall be held in trust for the  registered holders of Bonds as provided in this Agreement.

     (b) Rights and  Liabilities  of  Registrar.  The  Registrar  shall incur no liability  for,  or in  respect  of, any  action  taken,  omitted to be taken or suffered by it in reliance upon any Bond, certificate,  affidavit,  instruction, notice,  request,  direction,  order,  statement  or other  paper,  document  or communications  reasonably believed by it to be genuine. Any order, certificate,
affidavit,   instruction,   notice,  request,  direction,   statement  or  other
communication  from the  Province  made or given by it and  sent,  delivered  or directed to the Registrar under,  pursuant to, or as permitted by, any provision of this  Agreement  shall be sufficient  for purposes of this  Agreement if such communication is in writing and signed by any authorized officer of the Province or its attorney duly authorized in writing.

     (c) Right of Agent to Own Bonds. The Registrar, each Paying Agent, and each
Additional  Transfer  Agent,  and their officers,  directors and employees,  may become  the  holder of, or acquire  any  interest  in, any Bonds,  with the same rights that it or they would have if it were not the Registrar or a Paying Agent or an  Additional  Transfer  Agent  hereunder,  or they were not such  officers, directors or  employees,  and may engage or be  interested  in any  financial or other transaction with the Province and may act on, or as depositary, trustee or agent  for,  any  committee  or body of  registered  holders  of  Bonds or other obligations  of the  Province  as  freely as if it were not the  Registrar  or a
Paying Agent or an  Additional  Transfer  Agent  hereunder or they were not such officers, directors or employees.

     (d) Force Majeure.  Neither the  Registrar,  any Paying Agent or Additional
Transfer Agent nor the Province shall be liable for any loss or damage resulting from the failure to perform its obligations  under this Agreement or any term or condition  herein if such  failure  is due to any cause  beyond  the  reasonable control  of the  party  relying  on such  cause,  for so long as such  cause may continue to cause such  failure,  including,  without  limitation,  war, acts of terrorism, civil commotion, military disturbances, acts of God, fire, nuclear or natural  catastrophes,  third party labour  disturbances,  or any similar  cause beyond the reasonable  control of such party.  Each party shall use commercially reasonable  efforts  to give  notice  to the other  party as soon as  reasonably possible of the occurrence of an event of force majeure as described  under this provision  and a  summary  of the  action  to be taken by it as a result of such event;  provided however,  that such notice or failure to give such notice shall not in any way suspend or otherwise affect the operation of this provision.

     Notwithstanding the foregoing,

     (i)  each party  shall use  commercially  reasonable  efforts  to  maintain contingency plans in place to either mitigate or negate the effects of any such event; and

     (ii) each party shall at all times use commercially  reasonable  efforts to fully perform its obligations hereunder.

     (e)  WAIVER  OF JURY  TRIAL.  EACH  PARTY  WAIVES,  TO THE  FULLEST  EXTENT
PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT
OF ANY SUIT,  ACTION OR PROCEEDING  RELATING TO THIS  AGREEMENT.  EACH PARTY (i)
CERTIFIES  THAT NO  REPRESENTATIVE,  AGENT OR  ATTORNEY  OF THE OTHER  PARTY HAS
REPRESENTED,  EXPRESSLY  OR  OTHERWISE,  THAT SUCH OTHER PARTY WOULD NOT, IN THE
EVENT OF SUCH A SUIT, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER
AND (ii)  ACKNOWLEDGES  THAT IT AND THE OTHER  PARTY HAVE BEEN  INDUCED TO ENTER
INTO  THIS   AGREEMENT,   BY,  AMONG  OTHER  THINGS,   THE  MUTUAL  WAIVERS  AND
CERTIFICATIONS IN THIS AGREEMENT.

     (f) Disclaimer of Liability for Consequential or Punitive Damages.  Neither
the  Registrar,  any  Paying  Agent or any  Additional  Transfer  Agent  nor the
Province shall be liable for any indirect, punitive,  consequential or exemplary damages  (including but not limited to loss of profits)  regardless of the cause of action.

     12.  Expenses  and  Indemnity.  (a)  In  connection  with  the  Registrar's appointment  and  duties  as  Registrar,  the  Province  will pay the  Registrar compensation  in an  amount  separately  agreed  upon  by the  Province  and the
Registrar.  The Province will  indemnify and hold harmless the  Registrar,  each
Paying Agent and each  Additional  Transfer  Agent against all claims,  actions, demands,  damages,  costs,  losses or  liability  which may be  incurred  by the
Registrar, any Paying Agent or any Additional Transfer Agent by reason of, or in connection with, the Registrar's,  any Paying Agent's or any Additional Transfer
Agent's appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying
Agent or any Additional Transfer Agent or their respective directors,  officers, employees or agents.  In  addition,  the Province  will (i)  indemnify  and hold harmless  the DTC  Custodian  on the same basis as  aforesaid  in respect of its duties as  custodian  for DTC but only to the  extent the DTC  Custodian  is not otherwise  entitled to be  indemnified  or held harmless by DTC, and (ii) shall, pursuant  to  arrangements  separately  agreed  upon  by the  Province  and  the
Registrar,  transfer  to the  Registrar,  upon  presentation  of  substantiating documentation  satisfactory to the Province, amounts sufficient to reimburse the
Registrar for certain  out-of-pocket  expenses  reasonably incurred by it and by any Paying  Agent in  connection  with their  services.  The  obligation  of the
Province under this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

     (b) The  Registrar,  each Paying Agent and each  Additional  Transfer Agent agrees to indemnify and hold harmless the Province against all claims,  actions, demands,  damages,  costs,  losses and liabilities arising out of or relating to any negligent act or omission,  bad faith or wilful misconduct of the Registrar, such Paying Agent or such Additional  Transfer Agent, as the case may be, or its respective  directors,  officers,  employees or agents.  The  obligations of the
Registrar,  each  Paying  Agent and each  Additional  Transfer  Agent under this paragraph  shall survive  payment of the Bonds and resignation or removal of the
Registrar, each Paying Agent and each Additional Transfer Agent.

     (c) Each  indemnified  party shall give prompt notice to each  indemnifying party of any action  commenced  against it in respect of which  indemnity may be sought  under this  Agreement  but failure to so notify any  indemnifying  party shall not  relieve it from any  liability  which it may have  otherwise  than on account of this  indemnity.  An  indemnifying  party may  participate at its own expense in the defence of such action.  If it so elects within a reasonable time after receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal  advisors  chosen by it and  approved by the  indemnified party defendant in such action, unless such indemnified party reasonably objects to such  assumption on the ground that there may be legal defences  available to it  which  are  different  from  or in  addition  to  those  available  to  such indemnifying  party,  but an  indemnifying  party  may  not  settle  any  action commenced  against an  indemnified  party  without  the  written  consent of the indemnified  party.  In order to be entitled to an  indemnity  with respect to a claim  hereunder,  an  indemnified  party will not,  without  the prior  written consent of the indemnifying  party, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder (whether or not the indemnifying party is an actual or potential party to such claim or action).  If an  indemnifying  party assumes the defence of any such action, the indemnifying party shall not be liable for any fees or expenses of the legal advisors of the indemnified party incurred thereafter in connection with such  action.  In no event shall the  indemnifying  party be liable for the fees and expenses of more than one legal  advisor for the  indemnified  party in connection  with any one action or  separate  but  similar  or  related  actions arising out of the same general allegations or circumstances.

     13. (a) Successor  Registrar.  The Province  agrees that there shall at all times be a Registrar  hereunder and that the registrar  shall be a bank or trust company  organized  and doing  business  under the laws of the United  States of
America  or of the State of New York,  in good  standing  and  having a place of business  in the  Borough  of  Manhattan,  the City and State of New  York,  and
authorized  under such laws to exercise  corporate trust powers,  provided,  the
Province may choose to act at any time as its own fiscal agent,  transfer agent, registrar and principal paying agent.

     The Registrar  shall not transfer or assign this  Agreement or any interest
or  obligation  herein  without  the  Province's  prior  written  consent.   Any
corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated, or any corporation resulting from any merger,  conversion or  consolidation  to which the Registrar shall sell or otherwise transfer all or substantially all of the corporate trust business of the  Registrar,  provided  that it shall be qualified as  aforesaid, shall be the successor  Registrar under this Agreement  without the execution or filing of any paper or any further act on the part of any of the parties hereto, but subject to prior notice to and the prior written approval of the Province.

     (b)  Resignation.  The Registrar  may at any time resign by giving  written notice to the  Province  of its  resignation,  specifying  the date on which its resignation  shall become  effective (which shall not be less than 60 days after the date on which such  notice is given  unless the  Province  shall  agree to a shorter  period);  provided  that no such notice  shall expire less than 30 days before or 30 days after the due date for any payment of principal or interest in respect of the Bonds.  The  Province  may  remove the  Registrar  at any time by giving written notice to the Registrar specifying the date on which such removal shall become effective.  Such resignation or removal shall only take effect upon the appointment by the Province of a successor Registrar and upon the acceptance of such appointment by such successor Registrar.  Any Paying Agent or Additional
Transfer  Agent may resign or may be removed at any time upon like  notice,  and the Province in any such case may appoint in substitution  therefor a new Paying
Agent or Paying  Agents or  Additional  Transfer  Agent or  Additional  Transfer
Agents.

     (c) Bankruptcy or Insolvency of Registrar. The appointment of the Registrar hereunder shall forthwith  terminate,  whether or not notice of such termination shall  have  been  given,  if at any time the  Registrar  becomes  incapable  of performing its duties hereunder,  or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the  appointment  of a liquidator or receiver of all or any  substantial  part of its property or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding up or  dissolution  of the Registrar, or if a liquidator or receiver of the Registrar of all or any  substantial  part of its property is appointed,  or if any order of any court is entered approving any  petition  filed by or against  it under the  provisions  of any  applicable bankruptcy or insolvency  law, or if any public  officer takes charge or control of the Registrar or its property or affairs for the purposes of  rehabilitation, conservation or liquidation.

     (d)  Appointment  of  Successor.  Prior to the  effective  date of any such resignation or removal of the Registrar, or if the Registrar shall become unable to act as such or shall cease to be qualified as aforesaid,  the Province  shall appoint a successor Registrar, qualified as aforesaid. Upon the appointment of a successor  Registrar  and its  acceptance  of  such  appointment,  the  retiring
Registrar  shall,  at the  direction  of the  Province  and upon  payment of its compensation and expenses then unpaid, deliver and pay over to its successor any and all  securities,  money and any other  properties  then in its possession as
Registrar and shall thereupon cease to act hereunder.

     (e) Payment of Certain Registrar's Fees Upon Termination.  If the Registrar
resigns  pursuant  to Section  13(b) of this  Agreement  or ceases to act as the
Province's  fiscal  agent in respect of the Bonds  pursuant to Section  13(c) of this  Agreement,  the Registrar  shall only be entitled to annual fees otherwise payable to it under this Agreement on a pro rata basis for that period since the most recent  anniversary of this Agreement  during which the Registrar has acted as fiscal agent hereunder.  In the event that the Registrar ceases to act as the
Province's  fiscal  agent in  respect  of the Bonds for any  other  reason,  the
Registrar  shall be  entitled  to receive  the full  amount of the  annual  fees payable to it in respect of the Bonds pursuant to Section 12 of this Agreement.

     14. Meetings of Holders of Bonds. (a) The Registrar shall convene a meeting of the registered  holders of the Bonds for any lawful purpose  affecting  their interests upon receipt of a written request of the Province or a written request signed in one or more  counterparts  by the registered  holders of not less than
10% of the principal amount of the Bonds then outstanding,  or if the meeting is to consider  matters  affecting  only the Fixed Rate Bonds or only the  Floating
Rate Bonds, 10% of the principal amount of such Bonds then outstanding, and upon being  indemnified  as to its  reasonable  satisfaction  by the  Province or the registered  holders of Bonds signing such request,  as the case may be,  against the costs which may be incurred  in  connection  with the calling and holding of such  meeting.  If the  Registrar  fails to give notice  convening  such meeting within 30 days after receipt of such request and indemnity, the Province or such registered holders of Bonds, as the case may be, may convene such meeting. Every such  meeting  shall be held in  Toronto,  Canada or such other  place as may be approved or determined by the Province.

     (b) At  least  21  days'  notice  of any  meeting  shall  be  given  to the registered holders of the Bonds eligible to vote at such meeting,  in the manner provided  pursuant to the terms and conditions of such Bonds, and a copy thereof shall be sent by prepaid  courier to the  Registrar  unless the meeting has been called by the Registrar, and to the Province, unless the meeting has been called by the  Province.  Such notice  shall  state the time,  place and purpose of the meeting and the general  nature of the business to be transacted at the meeting, and shall  include a statement to the effect that,  prior to 48 hours before the time  fixed for the  meeting,  (i) in the case of Bonds  issued in the form of a
Global Bond,  those persons  recorded in the Register in respect of the relevant
Bonds,  or (ii) in the  limited  circumstances  in  which  Bonds  in  definitive registered  form have been issued,  those  registered  holders of such Bonds who deposit their Bonds with the Registrar or any other person  authorized  for such purpose by the  Registrar or the  Province,  shall be entitled to obtain  voting certificates for appointing proxies (subject to such procedures and requirements as the Province and the Registrar may prescribe),  but it shall not be necessary for any such  notice to set out the terms of any  resolution  to be  proposed at such meeting or any other provisions.

     (c) A registered  holder of Bonds eligible to vote at a meeting may appoint any  person by  instrument  in  writing  as the  holder's  proxy in respect of a meeting  of the  registered  holders of such  Bonds or any  adjournment  of such meeting,  and such proxy shall have all rights of the registered holder of Bonds eligible  to vote in  respect of such  meeting.  All  written  notices to DTC of meetings  shall  contain a  requirement  that the  registered  holders  of Bonds eligible to vote at a meeting must notify clearing system  participants  and, if known,  beneficial  owners  of such  Bonds of the  meeting  in  accordance  with procedures  established  from  time  to  time  by  such  clearing  systems.  The registered holders of Bonds shall seek voting  instructions on the matters to be raised at such meeting from the clearing system  participants or, if known, from the beneficial owners of Bonds.

     (d) A  person,  who need  not be a  registered  holder  of  Bonds,  will be nominated in writing by the  Registrar as  chairperson  of the meeting and if no person is so nominated  or if the person so  nominated is not present  within 15 minutes  from the time fixed for the  holding  of the  meeting,  the  registered holders of the Bonds  present in person or by proxy  shall  choose  some  person present to be chairperson,  and failing such choice,  the Province may appoint a chairperson.

     (e) At a meeting of registered  holders of Bonds, a quorum shall consist of one or more registered holders of Bonds eligible to vote at such meeting present in person or by proxy who  represent at least a majority in principal  amount of the Bonds eligible to vote at such meeting that are at the time outstanding.  If a quorum of the registered holders of Bonds shall not be present within one-half hour after the time fixed for holding any meeting,  the meeting,  if convened by or at the request of registered  holders of Bonds,  shall be  dissolved,  but if otherwise  convened the meeting shall stand adjourned without notice to the same day in the next week  (unless  such day is not a business day in the place where the  meeting is to take place in which case it shall stand  adjourned  until the next such business day following  thereafter)  at the same time and place unless the chairperson appoints some other place in Toronto, Ontario, or some other day or time of which not less than  seven  (7)  days'  notice  shall be given in the manner provided above. At the adjourned  meeting one or more registered  holders of Bonds  eligible  to vote at the  meeting  present in person or by proxy shall constitute  a quorum and may  transact  the  business  for which the meeting was originally  convened  notwithstanding  that  they may not  represent  at least a majority in principal  amount of the Bonds  eligible to vote at the meeting then outstanding.

     (f) The  chairperson  of any  meeting  at which a quorum of the  registered holders of Bonds is present may, with the consent of the registered holder(s) of a majority of principal  amount of the Bonds  represented  thereat,  adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

     (g) Every  motion or question  submitted  to a meeting  shall be decided by
Extraordinary  Resolution  (as  defined  below) of the holders of the Fixed Rate
Bonds and Floating Rate Bonds voting together as a single class, except that (i)
a motion or question submitted to a meeting which disproportionately affects the holders of the Fixed Rate Bonds or Floating  Rate Bonds,  shall,  in addition to approval  pursuant  to the vote by the  holders  of the  Fixed  Rate  Bonds  and
Floating  Rate Bonds  voting  together  as a single  class,  require  additional approval decided by Extraordinary Resolution voted on by the holders of only the series  of  Bonds  which is  disproportionately  affected  and (ii) a motion  or question submitted to a meeting which affects only the holders of the Fixed Rate
Bonds or Floating Rate Bonds, shall be decided by Extraordinary Resolution voted on by the  holders of only the Fixed  Rate  Bonds or  Floating  Rate  Bonds,  as applicable.

     The votes above shall be decided in the first place by the votes given on a show of hands. At any meeting where such votes are taken,  unless a poll is duly demanded as herein provided,  a declaration by the chairperson that a resolution has been carried or carried  unanimously or by a particular  majority or lost or not carried by a particular  majority  shall be  conclusive  of the fact. On any question submitted to a meeting when ordered by the chairperson or demanded by a show of hands by one or more registered holders of Bonds eligible to vote acting in person or by proxy and holding at least 2% in  principal  amount of the Bonds eligible to vote and then  outstanding,  a poll shall be taken in such manner as the chairperson shall direct.

     (h) On a poll, each registered holder of Bonds eligible to vote and present in person or  represented  by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each  US$5,000  principal  amount of
Bonds of which the person shall then be the registered  holder  (calculated on a pro rata basis for  registered  holders who hold Bonds in integral  multiples of
US$1,000  in excess of  US$5,000).  A proxy need not be a  registered  holder of
Bonds.  In the case of  Bonds  held  jointly,  any one of the  joint  registered holders  present  in person or by proxy may vote in the  absence of the other or others; but in case more than one of them be present in person or by proxy, only one of them may vote in respect of each US$5,000  principal  amount of Bonds (or such  greater  amount of Bonds that is not an integral  multiple of US$5,000) of which they are joint registered holders.

     (i) The Province and the Registrar,  by their  authorized  representatives, officers and directors, and the financial and legal advisors of the Province and the Registrar  may attend any meeting of the  registered  holders of Bonds,  but shall have no vote as such.

     (j)  Except as set forth in  Section  18  hereof,  and in  accordance  with paragraph (g) of this Section 14, the registered holders of Bonds may consent by
Extraordinary  Resolution  (as defined below) to any  modification  or amendment proposed by the Province to this Agreement and the Bonds,  or the Bonds affected by such Extraordinary  Resolution,  as applicable.  An Extraordinary  Resolution duly passed at any such meeting  shall be binding on all  registered  holders of
the  Bonds,  or  the  Bonds  affected  by  such  Extraordinary   Resolution,  as
applicable,  whether present or not; however,  no such modification or amendment to this  Agreement  or any Bonds  shall,  without the consent of the  registered holder of each Bond affected  thereby;  (a) change the Maturity Date of any Bond or change any Interest  Payment Date; (b) reduce the principal amount thereof or the rate of interest payable thereon; (c) change the coin or currency of payment of any Bond; (d) impair the right to institute  suit for the  enforcement of any such payment on or with respect to such Bond;  or (e) reduce the  percentage  of principal  amount of Bonds or Fixed Rate Bonds or Floating Rate Bonds  necessary for the  taking of any  action,  including  modification  or  amendment  of this
Agreement  or the  terms and  conditions  of the  Bonds or Fixed  Rate  Bonds or
Floating Rate Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds or Fixed Rate Bonds or Floating Rate Bonds.

     The term "Extraordinary  Resolution" is defined as a resolution passed at a meeting of registered holders of Bonds held in accordance with the provisions of this  Agreement  and  the  applicable  Bonds  by  the  affirmative  vote  of the registered holders of not less than 66 2/3% of the principal amount of the Bonds eligible to vote  represented  at the meeting in person or by proxy and voted on the resolution or as an instrument in writing signed in one or more counterparts by the  registered  holders of not less than 66 2/3 in  principal  amount of the outstanding Bonds eligible to vote.

     (k)  Minutes  of all  resolutions  and  proceedings  at  every  meeting  of registered  holders  of Bonds held in  accordance  with the  provisions  of this
Agreement  shall be made and  entered in books to be from time to time  provided for that  purpose by the  Registrar  at the expense of the Province and any such minutes,  if signed by the chairperson of the meeting at which such  resolutions were passed or proceedings  taken,  or by the chairperson of the next succeeding meeting of the registered holders of Bonds, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the  proceedings  of which  minutes  shall  have been made,  shall be deemed to have  been duly held and  convened,  and all  resolutions  passed  and proceedings taken thereat to have been duly passed and taken.

     (l) Every Extraordinary Resolution passed in accordance with the provisions of this  Agreement and in particular,  in accordance  with paragraph (g) of this
Section 14, at a meeting of  registered  holders of Bonds shall be binding  upon all the  registered  holders of Bonds,  or the holders of Bonds affected by such
Extraordinary Resolution, as applicable,  whether present at or absent from such meeting,  and every instrument in writing signed by registered  holders of Bonds in  accordance  with  paragraph (j) of this Section 14 shall be binding upon all the  registered  holders  of Bonds,  or the  holders of Bonds  affected  by such
Extraordinary Resolution, as applicable,  (whether or not a signatory).  Subject to the provisions for its indemnity  herein  contained,  the Registrar  shall be bound to give effect accordingly to every such Extraordinary Resolution.

     (m) The Registrar, or the Province with the approval of the Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

     (i)  for the deposit of instruments appointing proxies at such place as the
          Registrar, the Province or the registered holders of Bonds convening a meeting,  as the case may be, may in the notice convening such meeting direct; and

     (ii) for the deposit of  instruments  appointing  proxies at some  approved place or places  other  than the place at which the  meeting  is to be held and enabling  particulars of such instruments  appointing proxies to  be  mailed,  cabled  or  sent  by  any  other  means  of  recorded communication  before the meeting to the Province or to the  Registrar at the  place  where  the  same is to be held  and for the  voting  of proxies  so  deposited  as  though  the  instruments  themselves  were produced at the meeting.

     Any  regulation  so made shall be binding and  effective and votes given in accordance  therewith  shall  be  valid  and  shall  be  counted.  Save  as such regulations  may  provide,  the only  persons who shall be eligible to vote at a meeting of  registered  holders of Bonds,  or Fixed Rate Bonds or Floating  Rate
Bonds,  as  applicable,  shall be the registered  holders  thereof or their duly appointed proxies.

     15. Further Issues.  The Province may from time to time,  without notice to or the consent of the registered holders of the Bonds,  create and issue further bonds ranking pari passu with the Fixed Rate Bonds or Floating Rate Bonds in all respects (or in all respects  except for the payment of interest  accruing prior to the issue  date of such  further  bonds or except  for the first  payment  of interest  following  the  issue  date of such  further  bonds)  and so that such further bonds shall be consolidated and form a single series with the Fixed Rate
Bonds or  Floating  Rate  Bonds  and  shall  have the same  terms as to  status, redemption  or otherwise as such Bonds.  Any further  bonds shall be issued with the benefit of an agreement supplemental to this Agreement.

     16.  Reports.  The Registrar  shall furnish to the Province such reports as may be required by the Province  relative to the Registrar's  performance  under this Agreement. The Province may, whenever it deems it necessary,  inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

     17.  Forwarding  of Notice.  If the  Registrar  shall receive any notice or demand  addressed to the Province  pursuant to the provisions of the Bonds,  the
Registrar shall promptly forward such notice or demand to the Province.

     18.  Amendments.  This Agreement and the Fixed Rate Bonds and Floating Rate
Bonds may be amended or supplemented by the parties hereto, without notice to or the consent of the registered  holder of any Bond, for the purpose of curing any ambiguity,  or of curing,  correcting or supplementing  any defective  provision contained herein or in the Fixed Rate Bonds or Floating Rate Bonds, or effecting the issue of further bonds as described under Section 15 of this  Agreement,  or in any other  manner which the  Province  may deem  necessary  or desirable  and which,  in the  reasonable  opinion of the parties  hereto,  shall not adversely affect the interests of the beneficial owners of the Bonds.

     19. Notices. (a) Any communications from the Province to the Registrar with respect to this Agreement shall be addressed to The Bank of New York Mellon, 101
Barclay  Street,  4E,  New York,  New York  10286,  Attention:  Corporate  Trust
Department,  Fax  No.  (212)  815-5802/5803  and  any  communications  from  the
Registrar to the Province with respect to this  Agreement  shall be addressed to the Ontario Financing  Authority,  One Dundas Street West, Suite 1400,  Toronto,
Ontario,  M5G 1Z3,  Attention:  Director,  Capital Markets  Operations,  Capital
Markets  Division,  Fax No. (416)  325-8111  (or such other  address as shall be specified in writing by the  Registrar or by the  Province,  as the case may be)
and shall be  delivered in person or sent by first class  prepaid  courier or by facsimile  transmission  subject,  in the  case of  facsimile  transmission,  to confirmation  by telephone to the  foregoing  addresses.  Such notice shall take effect in the case of delivery in person,  at the time of delivery,  in the case of  delivery  by first  class  prepaid  courier  seven (7)  business  days after dispatch and in the case of delivery by facsimile  transmission,  at the time of confirmation by telephone.

     (b) All notices to the  registered  holders of Bonds will be  published  in
English in the Financial  Times in London,  England,  The Wall Street Journal in
New York,  U.S.A.,  and The Globe and Mail in  Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published  in an English  language  newspaper  with general  circulation  in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which  publication is made.  Written notice will also be given to DTC,  provided  at the time of such notice the Bonds are  represented  by the
Global Bonds.

     20.  Governing Law and  Counterparts.  This Agreement shall be governed by, and interpreted in accordance  with, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. This Agreement may be  executed  in any number of  counterparts,  each of which  shall be deemed an original,  but  all  of  which  together  shall  constitute  one  and  the  same instrument.

     21.  Headings.  The  headings for the  sections of this  Agreement  are for convenience only and are not part of this Agreement.

     22. Enurement.  Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

     IN WITNESS  WHEREOF,  the parties  hereto have  executed this Fiscal Agency
Agreement as of the date first above written.

                                              PROVINCE OF ONTARIO

                                              By:   /s/ Michael D. Manning
                                                 -------------------------------
                                                 Name:  Michael D. Manning
                                                 Title: Executive Director
                                                        Capital Markets Division
                                                        Ontario Financing Authority

                                              THE BANK OF NEW YORK MELLON
                                              as Registrar and additional Paying Agent in the
                                              United Kingdom

                                              By:   /s/ Vanessa Mack
                                                 -------------------------------
                                                 Name:  Vanessa Mack
                                                 Title: Vice President

                                    EXHIBIT 1

                              FORMS OF GLOBAL BOND

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. G45-USD-A0001                                             CUSIP: 683234 8E1
SERIES: G45-USD                                               ISIN: US6832348E11

                               PROVINCE OF ONTARIO
                        1.875% BOND DUE NOVEMBER 19, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on November  19, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 1.875% per annum from  November 19, 2009 until the principal hereof is paid.  Interest for the period from, and including,  November 19, 2009 to, but  excluding,  May 19, 2010 will be payable on May 19, 2010 (the  "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in  arrears on the 19th day of May and the
19th day of  November  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
1.875% Bonds due November 19, 2012 (the "Fixed Rate Bonds"). This Global Bond is
limited in aggregate  principal amount to  US$500,000,000.  This Global Bond and all the rights of the registered holder hereof are expressly subject to a fiscal agency  agreement dated as of November 19, 2009 (the "Fiscal Agency  Agreement")
between the Province and The Bank of New York Mellon, as fiscal agent,  transfer agent, registrar, calculation agent and principal paying agent (the "Registrar", which term includes any successor as fiscal agent,  transfer  agent,  registrar, calculation  agent and principal  paying agent) to which Fiscal Agency Agreement reference is hereby made for a statement of the  respective  rights,  duties and immunities  of the  Province,  the Registrar and holders of the Fixed Rate Bonds and the terms upon which the Fixed Rate Bonds are, and are to be,  authenticated and  delivered.  This  Global  Bond and the  Fiscal  Agency  Agreement  together constitute  a contract,  all the terms and  conditions  of which the  registered holder by acceptance  hereof assents to and is deemed to have notice of. Holders of the Fixed Rate Bonds and the  Floating  Rate Bonds due November 19, 2012 will be treated as a single  class for all  purposes  except as  explicitly  provided herein or in the Fiscal Agency  Agreement.  Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further references  herein to principal or interest shall be deemed to also refer to any
Additional Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from  November 19, 2009,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 1.875% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is registered at the close of business on May 4th or
November 4th (whether or not a Business Day, as defined below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, in the City of London and in the City of Toronto are not authorized or obligated by law or executive order to close.

     If Fixed Rate Bonds in  definitive  registered  form are issued in exchange for this Global Bond,  payment of the principal of such Fixed Rate Bonds will be made upon  presentation  and surrender of such Fixed Rate Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan,  the City and State of New York,  or at the office of any Paying  Agent  appointed  by the
Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered holders  of Fixed  Rate  Bonds,  or, at the  option of the  Province,  otherwise transferring  funds to the  registered  holders of the Fixed Rate Bonds.  If the
Maturity Date, the  Redemption  Date or any Interest  Payment Date is a Business
Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered holder will not be entitled to payment at such location until the next  succeeding  day on which banking  institutions  in such place of payment are not  authorized or obligated by law or executive  order to be closed and no further interest shall accrue in respect of the delay in such payment.

     Payment of the  principal  of and  interest on the Fixed Rate Bonds will be made in such coin or currency  of the United  States as, at the time of payment, is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Fixed Rate Bonds of the amounts  which would  otherwise  have been  payable  in  respect of the Fixed Rate Bonds in the absence of such  taxes,  duties,  assessments  or  charges,  except that no such
Additional Amounts shall be payable with respect to any Fixed Rate Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Fixed Rate Bond by reason of such owner being  connected  with Canada  otherwise than merely by the ownership  as a  non-resident  of Canada of such Fixed Rate Bond,  but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Fixed Rate
          Bond means whichever is the later of:

          (i)  the date on which the  payment in respect of such Fixed Rate Bond becomes due and payable; or

          (ii) if the full amount of the moneys  payable on such date in respect of such Fixed Rate Bond has not been received by the Registrar on or prior to such date,  the date on which notice is duly given to the  holders of Fixed Rate  Bonds that such  moneys  have been so received; or

     (c)  where  such  withholding  or  deduction  is imposed on a payment to an individual and is required to be made pursuant to the Directive or any other  directive  implementing  the  conclusions of the ECOFIN Council meeting of November 26-27,  2000 or any law  implementing or complying with, or introduced in order to conform to, such directive; or

     (d)  by or on behalf of a holder  who  would  have been able to avoid  such
          withholding  or  deduction  by  presenting   (where   presentation  is
          required)  the relevant  Fixed Rate Bond to another  paying agent in a
          Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on November 19, 2012.

     The Fixed  Rate Bonds may be  redeemed  at the  option of the  Province  in whole,  but not in part,  at any time,  on giving  not less than 30 days' and no more  than 60  days'  notice  to  registered  holders  of  Fixed  Rate  Bonds in accordance with Section 19 of the Fiscal Agency Agreement (which notice shall be irrevocable),  at 100% of the principal  amount thereof,  together with interest accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay Additional  Amounts as provided herein, as a result of any change in, or  amendment  to,  the laws or  regulations  of Canada or any  province  or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or  regulations,  which  change or amendment  becomes  effective on or after  November  10,  2009,  and (b) such  obligation  cannot be  avoided by the
Province  taking  reasonable  measures  available to it,  provided  that no such notice of  redemption  shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional  Amounts were a payment in respect of the Fixed Rate Bonds then due. Prior to the  publication of any notice of  redemption  pursuant to this  paragraph,  the  Province  shall deliver to the  Registrar  a  certificate  signed by an officer of the  Province stating  that the  Province is entitled  to effect such  redemption  and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

     The Registrar has been  appointed  registrar for the Fixed Rate Bonds,  and the Registrar will maintain at its office in the Borough of Manhattan,  the City and State of New York, a register (herein,  the "Register") for the registration of Fixed Rate Bonds and the  registration  of transfers  and  exchanges of Fixed
Rate Bonds.  Subject to the  limitations,  terms and conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering this Global Bond for  cancellation,  and thereupon the Registrar  shall issue and register in the name of the transferee, in exchange herefor,  a new Global Bond (or other global security in the case of a transfer to a successor  depository) having identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Fixed Rate Bonds in definitive  registered form without coupons of authorized  denominations  of US$5,000  and  integral  multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal amount and having identical  terms and  conditions as this Global Bond,  except to the extent that such terms and  conditions  specifically  relate to this Global Bond as a global security.  On or after such exchange,  the Registrar,  to the extent  reasonably practicable in the circumstances,  shall make all payments to be made in respect of such Fixed Rate Bonds in definitive registered form to the registered holders thereof  regardless of whether such exchange  occurred after the record date for such  payment.  If this Global Bond is  surrendered  for  transfer,  it shall be accompanied  by a written  instrument  of transfer in form  satisfactory  to the
Registrar  and  executed by the  registered  holder in person or by the holder's attorney duly  authorized in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Fixed Rate Bonds, if as a result thereof,  the Province may incur adverse tax or other similar  consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the
Fiscal Agency  Agreement  shall alter or impair the  obligation of the Province, which is absolute  and  unconditional,  to pay the  principal of and interest on this  Global  Bond at the time,  place and  rate,  and in the coin or  currency, herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Fixed Rate
Bonds will cease if a claim for the payment of such  interest is not made within two years after the date on which such  interest  becomes due and  payable.  The
Province's  obligation to pay the principal  amount of the Fixed Rate Bonds will cease if the Fixed Rate Bonds are not  presented  for  payment  within two years after the date on which such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the  consent  of the  registered  holder of any Fixed Rate
Bond,  enter  into one or more  agreements  supplemental  to the  Fiscal  Agency
Agreement to create and issue  further  bonds  ranking pari passu with the Fixed
Rate  Bonds in all  respects  (or in all  respects  except  for the  payment  of interest  accruing  prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such further  bonds shall be  consolidated  and form a single series with the Fixed Rate Bonds and shall have the same terms as to status, redemption or otherwise as the Fixed Rate Bonds.

     The Fiscal Agency  Agreement and the Fixed Rate Bonds may be amended by the
Province on the one hand, and the Registrar,  on the other hand,  without notice to or the  consent of the  registered  holder of any Fixed  Rate  Bond,  for the purpose of curing any  ambiguity,  or curing,  correcting or  supplementing  any defective  provisions  contained  therein or herein,  or effecting  the issue of further  bonds as described  above or in any other manner which the Province may deem  necessary  or  desirable  and  which,  in the  reasonable  opinion  of the
Province,  on the one  hand,  and the  Registrar,  on the other  hand,  will not adversely affect the interests of the beneficial owners of Fixed Rate Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds and Fixed  Rate  Bonds to consent by  Extraordinary
Resolution (as defined below) to any  modification or amendment  proposed by the
Province  to the  Fiscal  Agency  Agreement  (except  as  provided  in  the  two immediately  preceding  paragraphs)  and the Bonds and the Fixed Rate Bonds,  as applicable (including the terms and conditions contained herein).

     An Extraordinary  Resolution duly passed,  as provided in the Fiscal Agency
Agreement,  shall be binding  on all  registered  holders  of Fixed Rate  Bonds, whether present or not; however, no such modification or amendment to the Fiscal
Agency  Agreement  or to the terms and  conditions  of the Fixed Rate Bonds may, without the consent of the registered holder of each Bond or Fixed Rate Bond, as applicable,  affected thereby:  (a) change the Maturity Date of any such Bond or change any Interest  Payment Date;  (b) reduce the principal  amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds or Fixed Rate Bonds  necessary  for the taking of any action,  including  modification or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds or Fixed Rate Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds or Fixed Rate Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of the Bonds  eligible to vote  represented  at the meeting in person or by proxy and voted on the  resolution  or as an  instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds  eligible  to vote.  The quorum at any such  meeting for passing an Extraordinary  Resolution is one or more registered  holders of Bonds eligible to vote at the meeting  present in person or by proxy who  represent at least a  majority  in  principal  amount of the Bonds  eligible  to vote at such meeting that are at the time outstanding,  or at any adjourned meeting called by the  Province  or the  Registrar,  one or more  persons  being  or  representing registered  holders  of  Bonds  eligible  to vote at the  meeting  whatever  the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Fixed Rate Bonds will be published in English in the Financial Times in London, England, The Wall Street Journal in
New York,  U.S.A.,  and The Globe and Mail in  Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published  in an English  language  newspaper  with general  circulation  in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Fixed Rate Bonds are  admitted to the  Official  List of the Financial  Services  Authority  and to trading on the London Stock  Exchange plc's  Regulated  Market and the rules of such stock exchange on which the Fixed
Rate Bonds are listed or the rules of the Financial  Services  Authority (UK) so require, the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions of the ECOFIN  Council  meeting of November  26-27,  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 19, 2009                        PROVINCE OF ONTARIO

                                                 By:
                                                    ----------------------------
                                                    Authorized Signing Officer

                                                 SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. G45-USD-A0002                                             CUSIP: 683234 8E1
SERIES: G45-USD                                               ISIN: US6832348E11

                               PROVINCE OF ONTARIO
                        1.875% BOND DUE NOVEMBER 19, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on November  19, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 1.875% per annum from  November 19, 2009 until the principal hereof is paid.  Interest for the period from, and including,  November 19, 2009 to, but  excluding,  May 19, 2010 will be payable on May 19, 2010 (the  "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in  arrears on the 19th day of May and the
19th day of  November  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
1.875% Bonds due November 19, 2012 (the "Fixed Rate Bonds"). This Global Bond is
limited in aggregate  principal amount to  US$500,000,000.  This Global Bond and all the rights of the registered holder hereof are expressly subject to a fiscal agency  agreement dated as of November 19, 2009 (the "Fiscal Agency  Agreement")
between the Province and The Bank of New York Mellon, as fiscal agent,  transfer agent, registrar, calculation agent and principal paying agent (the "Registrar", which term includes any successor as fiscal agent,  transfer  agent,  registrar, calculation  agent and principal  paying agent) to which Fiscal Agency Agreement reference is hereby made for a statement of the  respective  rights,  duties and immunities  of the  Province,  the Registrar and holders of the Fixed Rate Bonds and the terms upon which the Fixed Rate Bonds are, and are to be,  authenticated and  delivered.  This  Global  Bond and the  Fiscal  Agency  Agreement  together constitute  a contract,  all the terms and  conditions  of which the  registered holder by acceptance  hereof assents to and is deemed to have notice of. Holders of the Fixed Rate Bonds and the  Floating  Rate Bonds due November 19, 2012 will be treated as a single  class for all  purposes  except as  explicitly  provided herein or in the Fiscal Agency  Agreement.  Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further references  herein to principal or interest shall be deemed to also refer to any
Additional Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from  November 19, 2009,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 1.875% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is registered at the close of business on May 4th or
November 4th (whether or not a Business Day, as defined below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, in the City of London and in the City of Toronto are not authorized or obligated by law or executive order to close.

     If Fixed Rate Bonds in  definitive  registered  form are issued in exchange for this Global Bond,  payment of the principal of such Fixed Rate Bonds will be made upon  presentation  and surrender of such Fixed Rate Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan,  the City and State of New York,  or at the office of any Paying  Agent  appointed  by the
Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered holders  of Fixed  Rate  Bonds,  or, at the  option of the  Province,  otherwise transferring  funds to the  registered  holders of the Fixed Rate Bonds.  If the
Maturity Date, the  Redemption  Date or any Interest  Payment Date is a Business
Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered holder will not be entitled to payment at such location until the next  succeeding  day on which banking  institutions  in such place of payment are not  authorized or obligated by law or executive  order to be closed and no further interest shall accrue in respect of the delay in such payment.

     Payment of the  principal  of and  interest on the Fixed Rate Bonds will be made in such coin or currency  of the United  States as, at the time of payment, is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Fixed Rate Bonds of the amounts  which would  otherwise  have been  payable  in  respect of the Fixed Rate Bonds in the absence of such  taxes,  duties,  assessments  or  charges,  except that no such
Additional Amounts shall be payable with respect to any Fixed Rate Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Fixed Rate Bond by reason of such owner being  connected  with Canada  otherwise than merely by the ownership  as a  non-resident  of Canada of such Fixed Rate Bond,  but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Fixed Rate
          Bond means whichever is the later of:

          (i)  the date on which the  payment in respect of such Fixed Rate Bond becomes due and payable; or

          (ii) if the full amount of the moneys  payable on such date in respect of such Fixed Rate Bond has not been received by the Registrar on or prior to such date,  the date on which notice is duly given to the  holders of Fixed Rate  Bonds that such  moneys  have been so received; or

     (c)  where  such  withholding  or  deduction  is imposed on a payment to an individual and is required to be made pursuant to the Directive or any other  directive  implementing  the  conclusions of the ECOFIN Council meeting of November 26-27,  2000 or any law  implementing or complying with, or introduced in order to conform to, such directive; or

     (d)  by or on behalf of a holder  who  would  have been able to avoid  such
          withholding  or  deduction  by  presenting   (where   presentation  is
          required)  the relevant  Fixed Rate Bond to another  paying agent in a
          Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on November 19, 2012.

     The Fixed  Rate Bonds may be  redeemed  at the  option of the  Province  in whole,  but not in part,  at any time,  on giving  not less than 30 days' and no more  than 60  days'  notice  to  registered  holders  of  Fixed  Rate  Bonds in accordance with Section 19 of the Fiscal Agency Agreement (which notice shall be irrevocable),  at 100% of the principal  amount thereof,  together with interest accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay Additional  Amounts as provided herein, as a result of any change in, or  amendment  to,  the laws or  regulations  of Canada or any  province  or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or  regulations,  which  change or amendment  becomes  effective on or after  November  10,  2009,  and (b) such  obligation  cannot be  avoided by the
Province  taking  reasonable  measures  available to it,  provided  that no such notice of  redemption  shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional  Amounts were a payment in respect of the Fixed Rate Bonds then due. Prior to the  publication of any notice of  redemption  pursuant to this  paragraph,  the  Province  shall deliver to the  Registrar  a  certificate  signed by an officer of the  Province stating  that the  Province is entitled  to effect such  redemption  and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

     The Registrar has been  appointed  registrar for the Fixed Rate Bonds,  and the Registrar will maintain at its office in the Borough of Manhattan,  the City and State of New York, a register (herein,  the "Register") for the registration of Fixed Rate Bonds and the  registration  of transfers  and  exchanges of Fixed
Rate Bonds.  Subject to the  limitations,  terms and conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering this Global Bond for  cancellation,  and thereupon the Registrar  shall issue and register in the name of the transferee, in exchange herefor,  a new Global Bond (or other global security in the case of a transfer to a successor  depository) having identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Fixed Rate Bonds in definitive  registered form without coupons of authorized  denominations  of US$5,000  and  integral  multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal amount and having identical  terms and  conditions as this Global Bond,  except to the extent that such terms and  conditions  specifically  relate to this Global Bond as a global security.  On or after such exchange,  the Registrar,  to the extent  reasonably practicable in the circumstances,  shall make all payments to be made in respect of such Fixed Rate Bonds in definitive registered form to the registered holders thereof  regardless of whether such exchange  occurred after the record date for such  payment.  If this Global Bond is  surrendered  for  transfer,  it shall be accompanied  by a written  instrument  of transfer in form  satisfactory  to the
Registrar  and  executed by the  registered  holder in person or by the holder's attorney duly  authorized in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Fixed Rate Bonds, if as a result thereof,  the Province may incur adverse tax or other similar  consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the
Fiscal Agency  Agreement  shall alter or impair the  obligation of the Province, which is absolute  and  unconditional,  to pay the  principal of and interest on this  Global  Bond at the time,  place and  rate,  and in the coin or  currency, herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Fixed Rate
Bonds will cease if a claim for the payment of such  interest is not made within two years after the date on which such  interest  becomes due and  payable.  The
Province's  obligation to pay the principal  amount of the Fixed Rate Bonds will cease if the Fixed Rate Bonds are not  presented  for  payment  within two years after the date on which such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the  consent  of the  registered  holder of any Fixed Rate
Bond,  enter  into one or more  agreements  supplemental  to the  Fiscal  Agency
Agreement to create and issue  further  bonds  ranking pari passu with the Fixed
Rate  Bonds in all  respects  (or in all  respects  except  for the  payment  of interest  accruing  prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such further  bonds shall be  consolidated  and form a single series with the Fixed Rate Bonds and shall have the same terms as to status, redemption or otherwise as the Fixed Rate Bonds.

     The Fiscal Agency  Agreement and the Fixed Rate Bonds may be amended by the
Province on the one hand, and the Registrar,  on the other hand,  without notice to or the  consent of the  registered  holder of any Fixed  Rate  Bond,  for the purpose of curing any  ambiguity,  or curing,  correcting or  supplementing  any defective  provisions  contained  therein or herein,  or effecting  the issue of further  bonds as described  above or in any other manner which the Province may deem  necessary  or  desirable  and  which,  in the  reasonable  opinion  of the
Province,  on the one  hand,  and the  Registrar,  on the other  hand,  will not adversely affect the interests of the beneficial owners of Fixed Rate Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds and Fixed  Rate  Bonds to consent by  Extraordinary
Resolution (as defined below) to any  modification or amendment  proposed by the
Province  to the  Fiscal  Agency  Agreement  (except  as  provided  in  the  two immediately  preceding  paragraphs)  and the Bonds and the Fixed Rate Bonds,  as applicable (including the terms and conditions contained herein).

     An Extraordinary  Resolution duly passed,  as provided in the Fiscal Agency
Agreement,  shall be binding  on all  registered  holders  of Fixed Rate  Bonds, whether present or not; however, no such modification or amendment to the Fiscal
Agency  Agreement  or to the terms and  conditions  of the Fixed Rate Bonds may, without the consent of the registered holder of each Bond or Fixed Rate Bond, as applicable,  affected thereby:  (a) change the Maturity Date of any such Bond or change any Interest  Payment Date;  (b) reduce the principal  amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds or Fixed Rate Bonds  necessary  for the taking of any action,  including  modification or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds or Fixed Rate Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds or Fixed Rate Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of the Bonds  eligible to vote  represented  at the meeting in person or by proxy and voted on the  resolution  or as an  instrument in writing signed by the  registered  holders of not less than 66?% in principal  amount of the  outstanding  Bonds  eligible  to vote.  The quorum at any such  meeting for passing an Extraordinary  Resolution is one or more registered  holders of Bonds eligible to vote at the meeting  present in person or by proxy who  represent at least a  majority  in  principal  amount of the Bonds  eligible  to vote at such meeting that are at the time outstanding,  or at any adjourned meeting called by the  Province  or the  Registrar,  one or more  persons  being  or  representing registered  holders  of  Bonds  eligible  to vote at the  meeting  whatever  the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Fixed Rate Bonds will be published in English in the Financial Times in London, England, The Wall Street Journal in
New York,  U.S.A.,  and The Globe and Mail in  Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published  in an English  language  newspaper  with general  circulation  in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Fixed Rate Bonds are  admitted to the  Official  List of the Financial  Services  Authority  and to trading on the London Stock  Exchange plc's  Regulated  Market and the rules of such stock exchange on which the Fixed
Rate Bonds are listed or the rules of the Financial  Services  Authority (UK) so require, the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions of the ECOFIN  Council  meeting of November  26-27,  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 19, 2009                        PROVINCE OF ONTARIO

                                                 By:
                                                    ----------------------------
                                                    Authorized Signing Officer

                                                 SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. G45-USD-A0003                                             CUSIP: 683234 8E1
SERIES: G45-USD                                               ISIN: US6832348E11

                               PROVINCE OF ONTARIO
                        1.875% BOND DUE NOVEMBER 19, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on November  19, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 1.875% per annum from  November 19, 2009 until the principal hereof is paid.  Interest for the period from, and including,  November 19, 2009 to, but  excluding,  May 19, 2010 will be payable on May 19, 2010 (the  "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in  arrears on the 19th day of May and the
19th day of  November  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
1.875% Bonds due November 19, 2012 (the "Fixed Rate Bonds"). This Global Bond is
limited in aggregate  principal amount to  US$500,000,000.  This Global Bond and all the rights of the registered holder hereof are expressly subject to a fiscal agency  agreement dated as of November 19, 2009 (the "Fiscal Agency  Agreement")
between the Province and The Bank of New York Mellon, as fiscal agent,  transfer agent, registrar, calculation agent and principal paying agent (the "Registrar", which term includes any successor as fiscal agent,  transfer  agent,  registrar, calculation  agent and principal  paying agent) to which Fiscal Agency Agreement reference is hereby made for a statement of the  respective  rights,  duties and immunities  of the  Province,  the Registrar and holders of the Fixed Rate Bonds and the terms upon which the Fixed Rate Bonds are, and are to be,  authenticated and  delivered.  This  Global  Bond and the  Fiscal  Agency  Agreement  together constitute  a contract,  all the terms and  conditions  of which the  registered holder by acceptance  hereof assents to and is deemed to have notice of. Holders of the Fixed Rate Bonds and the  Floating  Rate Bonds due November 19, 2012 will be treated as a single  class for all  purposes  except as  explicitly  provided herein or in the Fiscal Agency  Agreement.  Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further references  herein to principal or interest shall be deemed to also refer to any
Additional Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from  November 19, 2009,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 1.875% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is registered at the close of business on May 4th or
November 4th (whether or not a Business Day, as defined below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, in the City of London and in the City of Toronto are not authorized or obligated by law or executive order to close.

     If Fixed Rate Bonds in  definitive  registered  form are issued in exchange for this Global Bond,  payment of the principal of such Fixed Rate Bonds will be made upon  presentation  and surrender of such Fixed Rate Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan,  the City and State of New York,  or at the office of any Paying  Agent  appointed  by the
Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered holders  of Fixed  Rate  Bonds,  or, at the  option of the  Province,  otherwise transferring  funds to the  registered  holders of the Fixed Rate Bonds.  If the
Maturity Date, the  Redemption  Date or any Interest  Payment Date is a Business
Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered holder will not be entitled to payment at such location until the next  succeeding  day on which banking  institutions  in such place of payment are not  authorized or obligated by law or executive  order to be closed and no further interest shall accrue in respect of the delay in such payment.

     Payment of the  principal  of and  interest on the Fixed Rate Bonds will be made in such coin or currency  of the United  States as, at the time of payment, is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Fixed Rate Bonds of the amounts  which would  otherwise  have been  payable  in  respect of the Fixed Rate Bonds in the absence of such  taxes,  duties,  assessments  or  charges,  except that no such
Additional Amounts shall be payable with respect to any Fixed Rate Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Fixed Rate Bond by reason of such owner being  connected  with Canada  otherwise than merely by the ownership  as a  non-resident  of Canada of such Fixed Rate Bond,  but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Fixed Rate
          Bond means whichever is the later of:

          (i)  the date on which the  payment in respect of such Fixed Rate Bond becomes due and payable; or

          (ii) if the full amount of the moneys  payable on such date in respect of such Fixed Rate Bond has not been received by the Registrar on or prior to such date,  the date on which notice is duly given to the  holders of Fixed Rate  Bonds that such  moneys  have been so received; or

     (c)  where  such  withholding  or  deduction  is imposed on a payment to an individual and is required to be made pursuant to the Directive or any other  directive  implementing  the  conclusions of the ECOFIN Council meeting of November 26-27,  2000 or any law  implementing or complying with, or introduced in order to conform to, such directive; or

     (d)  by or on behalf of a holder  who  would  have been able to avoid  such
          withholding  or  deduction  by  presenting   (where   presentation  is
          required)  the relevant  Fixed Rate Bond to another  paying agent in a
          Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on November 19, 2012.

     The Fixed  Rate Bonds may be  redeemed  at the  option of the  Province  in whole,  but not in part,  at any time,  on giving  not less than 30 days' and no more  than 60  days'  notice  to  registered  holders  of  Fixed  Rate  Bonds in accordance with Section 19 of the Fiscal Agency Agreement (which notice shall be irrevocable),  at 100% of the principal  amount thereof,  together with interest accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay Additional  Amounts as provided herein, as a result of any change in, or  amendment  to,  the laws or  regulations  of Canada or any  province  or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or  regulations,  which  change or amendment  becomes  effective on or after  November  10,  2009,  and (b) such  obligation  cannot be  avoided by the
Province  taking  reasonable  measures  available to it,  provided  that no such notice of  redemption  shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional  Amounts were a payment in respect of the Fixed Rate Bonds then due. Prior to the  publication of any notice of  redemption  pursuant to this  paragraph,  the  Province  shall deliver to the  Registrar  a  certificate  signed by an officer of the  Province stating  that the  Province is entitled  to effect such  redemption  and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

     The Registrar has been  appointed  registrar for the Fixed Rate Bonds,  and the Registrar will maintain at its office in the Borough of Manhattan,  the City and State of New York, a register (herein,  the "Register") for the registration of Fixed Rate Bonds and the  registration  of transfers  and  exchanges of Fixed
Rate Bonds.  Subject to the  limitations,  terms and conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering this Global Bond for  cancellation,  and thereupon the Registrar  shall issue and register in the name of the transferee, in exchange herefor,  a new Global Bond (or other global security in the case of a transfer to a successor  depository) having identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Fixed Rate Bonds in definitive  registered form without coupons of authorized  denominations  of US$5,000  and  integral  multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal amount and having identical  terms and  conditions as this Global Bond,  except to the extent that such terms and  conditions  specifically  relate to this Global Bond as a global security.  On or after such exchange,  the Registrar,  to the extent  reasonably practicable in the circumstances,  shall make all payments to be made in respect of such Fixed Rate Bonds in definitive registered form to the registered holders thereof  regardless of whether such exchange  occurred after the record date for such  payment.  If this Global Bond is  surrendered  for  transfer,  it shall be accompanied  by a written  instrument  of transfer in form  satisfactory  to the
Registrar  and  executed by the  registered  holder in person or by the holder's attorney duly  authorized in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Fixed Rate Bonds, if as a result thereof,  the Province may incur adverse tax or other similar  consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the
Fiscal Agency  Agreement  shall alter or impair the  obligation of the Province, which is absolute  and  unconditional,  to pay the  principal of and interest on this  Global  Bond at the time,  place and  rate,  and in the coin or  currency, herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Fixed Rate
Bonds will cease if a claim for the payment of such  interest is not made within two years after the date on which such  interest  becomes due and  payable.  The
Province's  obligation to pay the principal  amount of the Fixed Rate Bonds will cease if the Fixed Rate Bonds are not  presented  for  payment  within two years after the date on which such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the  consent  of the  registered  holder of any Fixed Rate
Bond,  enter  into one or more  agreements  supplemental  to the  Fiscal  Agency
Agreement to create and issue  further  bonds  ranking pari passu with the Fixed
Rate  Bonds in all  respects  (or in all  respects  except  for the  payment  of interest  accruing  prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such further  bonds shall be  consolidated  and form a single series with the Fixed Rate Bonds and shall have the same terms as to status, redemption or otherwise as the Fixed Rate Bonds.

     The Fiscal Agency  Agreement and the Fixed Rate Bonds may be amended by the
Province on the one hand, and the Registrar,  on the other hand,  without notice to or the  consent of the  registered  holder of any Fixed  Rate  Bond,  for the purpose of curing any  ambiguity,  or curing,  correcting or  supplementing  any defective  provisions  contained  therein or herein,  or effecting  the issue of further  bonds as described  above or in any other manner which the Province may deem  necessary  or  desirable  and  which,  in the  reasonable  opinion  of the
Province,  on the one  hand,  and the  Registrar,  on the other  hand,  will not adversely affect the interests of the beneficial owners of Fixed Rate Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds and Fixed  Rate  Bonds to consent by  Extraordinary
Resolution (as defined below) to any  modification or amendment  proposed by the
Province  to the  Fiscal  Agency  Agreement  (except  as  provided  in  the  two immediately  preceding  paragraphs)  and the Bonds and the Fixed Rate Bonds,  as applicable (including the terms and conditions contained herein).

     An Extraordinary  Resolution duly passed,  as provided in the Fiscal Agency
Agreement,  shall be binding  on all  registered  holders  of Fixed Rate  Bonds, whether present or not; however, no such modification or amendment to the Fiscal
Agency  Agreement  or to the terms and  conditions  of the Fixed Rate Bonds may, without the consent of the registered holder of each Bond or Fixed Rate Bond, as applicable,  affected thereby:  (a) change the Maturity Date of any such Bond or change any Interest  Payment Date;  (b) reduce the principal  amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds or Fixed Rate Bonds  necessary  for the taking of any action,  including  modification or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds or Fixed Rate Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds or Fixed Rate Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of the Bonds  eligible to vote  represented  at the meeting in person or by proxy and voted on the  resolution  or as an  instrument in writing signed by the  registered  holders of not less than 66?% in principal  amount of the  outstanding  Bonds  eligible  to vote.  The quorum at any such  meeting for passing an Extraordinary  Resolution is one or more registered  holders of Bonds eligible to vote at the meeting  present in person or by proxy who  represent at least a  majority  in  principal  amount of the Bonds  eligible  to vote at such meeting that are at the time outstanding,  or at any adjourned meeting called by the  Province  or the  Registrar,  one or more  persons  being  or  representing registered  holders  of  Bonds  eligible  to vote at the  meeting  whatever  the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Fixed Rate Bonds will be published in English in the Financial Times in London, England, The Wall Street Journal in
New York,  U.S.A.,  and The Globe and Mail in  Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published  in an English  language  newspaper  with general  circulation  in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Fixed Rate Bonds are  admitted to the  Official  List of the Financial  Services  Authority  and to trading on the London Stock  Exchange plc's  Regulated  Market and the rules of such stock exchange on which the Fixed
Rate Bonds are listed or the rules of the Financial  Services  Authority (UK) so require, the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions of the ECOFIN  Council  meeting of November  26-27,  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 19, 2009                        PROVINCE OF ONTARIO

                                                 By:
                                                    ----------------------------
                                                    Authorized Signing Officer

                                                 SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. G45-USD-A0004                                             CUSIP: 683234 8E1
SERIES: G45-USD                                               ISIN: US6832348E11

                               PROVINCE OF ONTARIO
                        1.875% BOND DUE NOVEMBER 19, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on November  19, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 1.875% per annum from  November 19, 2009 until the principal hereof is paid.  Interest for the period from, and including,  November 19, 2009 to, but  excluding,  May 19, 2010 will be payable on May 19, 2010 (the  "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in  arrears on the 19th day of May and the
19th day of  November  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
1.875% Bonds due November 19, 2012 (the "Fixed Rate Bonds"). This Global Bond is
limited in aggregate  principal amount to  US$500,000,000.  This Global Bond and all the rights of the registered holder hereof are expressly subject to a fiscal agency  agreement dated as of November 19, 2009 (the "Fiscal Agency  Agreement")
between the Province and The Bank of New York Mellon, as fiscal agent,  transfer agent, registrar, calculation agent and principal paying agent (the "Registrar", which term includes any successor as fiscal agent,  transfer  agent,  registrar, calculation  agent and principal  paying agent) to which Fiscal Agency Agreement reference is hereby made for a statement of the  respective  rights,  duties and immunities  of the  Province,  the Registrar and holders of the Fixed Rate Bonds and the terms upon which the Fixed Rate Bonds are, and are to be,  authenticated and  delivered.  This  Global  Bond and the  Fiscal  Agency  Agreement  together constitute  a contract,  all the terms and  conditions  of which the  registered holder by acceptance  hereof assents to and is deemed to have notice of. Holders of the Fixed Rate Bonds and the  Floating  Rate Bonds due November 19, 2012 will be treated as a single  class for all  purposes  except as  explicitly  provided herein or in the Fiscal Agency  Agreement.  Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further references  herein to principal or interest shall be deemed to also refer to any
Additional Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from  November 19, 2009,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 1.875% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is registered at the close of business on May 4th or
November 4th (whether or not a Business Day, as defined below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, in the City of London and in the City of Toronto are not authorized or obligated by law or executive order to close.

     If Fixed Rate Bonds in  definitive  registered  form are issued in exchange for this Global Bond,  payment of the principal of such Fixed Rate Bonds will be made upon  presentation  and surrender of such Fixed Rate Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan,  the City and State of New York,  or at the office of any Paying  Agent  appointed  by the
Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered holders  of Fixed  Rate  Bonds,  or, at the  option of the  Province,  otherwise transferring  funds to the  registered  holders of the Fixed Rate Bonds.  If the
Maturity Date, the  Redemption  Date or any Interest  Payment Date is a Business
Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered holder will not be entitled to payment at such location until the next  succeeding  day on which banking  institutions  in such place of payment are not  authorized or obligated by law or executive  order to be closed and no further interest shall accrue in respect of the delay in such payment.

     Payment of the  principal  of and  interest on the Fixed Rate Bonds will be made in such coin or currency  of the United  States as, at the time of payment, is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Fixed Rate Bonds of the amounts  which would  otherwise  have been  payable  in  respect of the Fixed Rate Bonds in the absence of such  taxes,  duties,  assessments  or  charges,  except that no such
Additional Amounts shall be payable with respect to any Fixed Rate Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Fixed Rate Bond by reason of such owner being  connected  with Canada  otherwise than merely by the ownership  as a  non-resident  of Canada of such Fixed Rate Bond,  but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Fixed Rate
          Bond means whichever is the later of:

          (i)  the date on which the  payment in respect of such Fixed Rate Bond becomes due and payable; or

          (ii) if the full amount of the moneys  payable on such date in respect of such Fixed Rate Bond has not been received by the Registrar on or prior to such date,  the date on which notice is duly given to the  holders of Fixed Rate  Bonds that such  moneys  have been so received; or

     (c)  where  such  withholding  or  deduction  is imposed on a payment to an individual and is required to be made pursuant to the Directive or any other  directive  implementing  the  conclusions of the ECOFIN Council meeting of November 26-27,  2000 or any law  implementing or complying with, or introduced in order to conform to, such directive; or

     (d)  by or on behalf of a holder  who  would  have been able to avoid  such
          withholding  or  deduction  by  presenting   (where   presentation  is
          required)  the relevant  Fixed Rate Bond to another  paying agent in a
          Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on November 19, 2012.

     The Fixed  Rate Bonds may be  redeemed  at the  option of the  Province  in whole,  but not in part,  at any time,  on giving  not less than 30 days' and no more  than 60  days'  notice  to  registered  holders  of  Fixed  Rate  Bonds in accordance with Section 19 of the Fiscal Agency Agreement (which notice shall be irrevocable),  at 100% of the principal  amount thereof,  together with interest accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay Additional  Amounts as provided herein, as a result of any change in, or  amendment  to,  the laws or  regulations  of Canada or any  province  or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or  regulations,  which  change or amendment  becomes  effective on or after  November  10,  2009,  and (b) such  obligation  cannot be  avoided by the
Province  taking  reasonable  measures  available to it,  provided  that no such notice of  redemption  shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional  Amounts were a payment in respect of the Fixed Rate Bonds then due. Prior to the  publication of any notice of  redemption  pursuant to this  paragraph,  the  Province  shall deliver to the  Registrar  a  certificate  signed by an officer of the  Province stating  that the  Province is entitled  to effect such  redemption  and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

     The Registrar has been  appointed  registrar for the Fixed Rate Bonds,  and the Registrar will maintain at its office in the Borough of Manhattan,  the City and State of New York, a register (herein,  the "Register") for the registration of Fixed Rate Bonds and the  registration  of transfers  and  exchanges of Fixed
Rate Bonds.  Subject to the  limitations,  terms and conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering this Global Bond for  cancellation,  and thereupon the Registrar  shall issue and register in the name of the transferee, in exchange herefor,  a new Global Bond (or other global security in the case of a transfer to a successor  depository) having identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Fixed Rate Bonds in definitive  registered form without coupons of authorized  denominations  of US$5,000  and  integral  multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal amount and having identical  terms and  conditions as this Global Bond,  except to the extent that such terms and  conditions  specifically  relate to this Global Bond as a global security.  On or after such exchange,  the Registrar,  to the extent  reasonably practicable in the circumstances,  shall make all payments to be made in respect of such Fixed Rate Bonds in definitive registered form to the registered holders thereof  regardless of whether such exchange  occurred after the record date for such  payment.  If this Global Bond is  surrendered  for  transfer,  it shall be accompanied  by a written  instrument  of transfer in form  satisfactory  to the
Registrar  and  executed by the  registered  holder in person or by the holder's attorney duly  authorized in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Fixed Rate Bonds, if as a result thereof,  the Province may incur adverse tax or other similar  consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the
Fiscal Agency  Agreement  shall alter or impair the  obligation of the Province, which is absolute  and  unconditional,  to pay the  principal of and interest on this  Global  Bond at the time,  place and  rate,  and in the coin or  currency, herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Fixed Rate
Bonds will cease if a claim for the payment of such  interest is not made within two years after the date on which such  interest  becomes due and  payable.  The
Province's  obligation to pay the principal  amount of the Fixed Rate Bonds will cease if the Fixed Rate Bonds are not  presented  for  payment  within two years after the date on which such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the  consent  of the  registered  holder of any Fixed Rate
Bond,  enter  into one or more  agreements  supplemental  to the  Fiscal  Agency
Agreement to create and issue  further  bonds  ranking pari passu with the Fixed
Rate  Bonds in all  respects  (or in all  respects  except  for the  payment  of interest  accruing  prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such further  bonds shall be  consolidated  and form a single series with the Fixed Rate Bonds and shall have the same terms as to status, redemption or otherwise as the Fixed Rate Bonds.

     The Fiscal Agency  Agreement and the Fixed Rate Bonds may be amended by the
Province on the one hand, and the Registrar,  on the other hand,  without notice to or the  consent of the  registered  holder of any Fixed  Rate  Bond,  for the purpose of curing any  ambiguity,  or curing,  correcting or  supplementing  any defective  provisions  contained  therein or herein,  or effecting  the issue of further  bonds as described  above or in any other manner which the Province may deem  necessary  or  desirable  and  which,  in the  reasonable  opinion  of the
Province,  on the one  hand,  and the  Registrar,  on the other  hand,  will not adversely affect the interests of the beneficial owners of Fixed Rate Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds and Fixed  Rate  Bonds to consent by  Extraordinary
Resolution (as defined below) to any  modification or amendment  proposed by the
Province  to the  Fiscal  Agency  Agreement  (except  as  provided  in  the  two immediately  preceding  paragraphs)  and the Bonds and the Fixed Rate Bonds,  as applicable (including the terms and conditions contained herein).

     An Extraordinary  Resolution duly passed,  as provided in the Fiscal Agency
Agreement,  shall be binding  on all  registered  holders  of Fixed Rate  Bonds, whether present or not; however, no such modification or amendment to the Fiscal
Agency  Agreement  or to the terms and  conditions  of the Fixed Rate Bonds may, without the consent of the registered holder of each Bond or Fixed Rate Bond, as applicable,  affected thereby:  (a) change the Maturity Date of any such Bond or change any Interest  Payment Date;  (b) reduce the principal  amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds or Fixed Rate Bonds  necessary  for the taking of any action,  including  modification or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds or Fixed Rate Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds or Fixed Rate Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of the Bonds  eligible to vote  represented  at the meeting in person or by proxy and voted on the  resolution  or as an  instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds  eligible  to vote.  The quorum at any such  meeting for passing an Extraordinary  Resolution is one or more registered  holders of Bonds eligible to vote at the meeting  present in person or by proxy who  represent at least a  majority  in  principal  amount of the Bonds  eligible  to vote at such meeting that are at the time outstanding,  or at any adjourned meeting called by the  Province  or the  Registrar,  one or more  persons  being  or  representing registered  holders  of  Bonds  eligible  to vote at the  meeting  whatever  the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Fixed Rate Bonds will be published in English in the Financial Times in London, England, The Wall Street Journal in
New York,  U.S.A.,  and The Globe and Mail in  Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published  in an English  language  newspaper  with general  circulation  in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Fixed Rate Bonds are  admitted to the  Official  List of the Financial  Services  Authority  and to trading on the London Stock  Exchange plc's  Regulated  Market and the rules of such stock exchange on which the Fixed
Rate Bonds are listed or the rules of the Financial  Services  Authority (UK) so require, the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions of the ECOFIN  Council  meeting of November  26-27,  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 19, 2009                        PROVINCE OF ONTARIO

                                                 By:
                                                    ----------------------------
                                                    Authorized Signing Officer

                                                 SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. G45-USD-A0005                                             CUSIP: 683234 8E1
SERIES: G45-USD                                               ISIN: US6832348E11

                               PROVINCE OF ONTARIO
                        1.875% BOND DUE NOVEMBER 19, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on November  19, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 1.875% per annum from  November 19, 2009 until the principal hereof is paid.  Interest for the period from, and including,  November 19, 2009 to, but  excluding,  May 19, 2010 will be payable on May 19, 2010 (the  "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in  arrears on the 19th day of May and the
19th day of  November  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
1.875% Bonds due November 19, 2012 (the "Fixed Rate Bonds"). This Global Bond is
limited in aggregate  principal amount to  US$500,000,000.  This Global Bond and all the rights of the registered holder hereof are expressly subject to a fiscal agency  agreement dated as of November 19, 2009 (the "Fiscal Agency  Agreement")
between the Province and The Bank of New York Mellon, as fiscal agent,  transfer agent, registrar, calculation agent and principal paying agent (the "Registrar", which term includes any successor as fiscal agent,  transfer  agent,  registrar, calculation  agent and principal  paying agent) to which Fiscal Agency Agreement reference is hereby made for a statement of the  respective  rights,  duties and immunities  of the  Province,  the Registrar and holders of the Fixed Rate Bonds and the terms upon which the Fixed Rate Bonds are, and are to be,  authenticated and  delivered.  This  Global  Bond and the  Fiscal  Agency  Agreement  together constitute  a contract,  all the terms and  conditions  of which the  registered holder by acceptance  hereof assents to and is deemed to have notice of. Holders of the Fixed Rate Bonds and the  Floating  Rate Bonds due November 19, 2012 will be treated as a single  class for all  purposes  except as  explicitly  provided herein or in the Fiscal Agency  Agreement.  Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further references  herein to principal or interest shall be deemed to also refer to any
Additional Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from  November 19, 2009,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 1.875% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is registered at the close of business on May 4th or
November 4th (whether or not a Business Day, as defined below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, in the City of London and in the City of Toronto are not authorized or obligated by law or executive order to close.

     If Fixed Rate Bonds in  definitive  registered  form are issued in exchange for this Global Bond,  payment of the principal of such Fixed Rate Bonds will be made upon  presentation  and surrender of such Fixed Rate Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan,  the City and State of New York,  or at the office of any Paying  Agent  appointed  by the
Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered holders  of Fixed  Rate  Bonds,  or, at the  option of the  Province,  otherwise transferring  funds to the  registered  holders of the Fixed Rate Bonds.  If the
Maturity Date, the  Redemption  Date or any Interest  Payment Date is a Business
Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered holder will not be entitled to payment at such location until the next  succeeding  day on which banking  institutions  in such place of payment are not  authorized or obligated by law or executive  order to be closed and no further interest shall accrue in respect of the delay in such payment.

     Payment of the  principal  of and  interest on the Fixed Rate Bonds will be made in such coin or currency  of the United  States as, at the time of payment, is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Fixed Rate Bonds of the amounts  which would  otherwise  have been  payable  in  respect of the Fixed Rate Bonds in the absence of such  taxes,  duties,  assessments  or  charges,  except that no such
Additional Amounts shall be payable with respect to any Fixed Rate Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Fixed Rate Bond by reason of such owner being  connected  with Canada  otherwise than merely by the ownership  as a  non-resident  of Canada of such Fixed Rate Bond,  but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Fixed Rate
          Bond means whichever is the later of:

          (i)  the date on which the  payment in respect of such Fixed Rate Bond becomes due and payable; or

          (ii) if the full amount of the moneys  payable on such date in respect of such Fixed Rate Bond has not been received by the Registrar on or prior to such date,  the date on which notice is duly given to the  holders of Fixed Rate  Bonds that such  moneys  have been so received; or

     (c)  where  such  withholding  or  deduction  is imposed on a payment to an individual and is required to be made pursuant to the Directive or any other  directive  implementing  the  conclusions of the ECOFIN Council meeting of November 26-27,  2000 or any law  implementing or complying with, or introduced in order to conform to, such directive; or

     (d)  by or on behalf of a holder  who  would  have been able to avoid  such
          withholding  or  deduction  by  presenting   (where   presentation  is
          required)  the relevant  Fixed Rate Bond to another  paying agent in a
          Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on November 19, 2012.

     The Fixed  Rate Bonds may be  redeemed  at the  option of the  Province  in whole,  but not in part,  at any time,  on giving  not less than 30 days' and no more  than 60  days'  notice  to  registered  holders  of  Fixed  Rate  Bonds in accordance with Section 19 of the Fiscal Agency Agreement (which notice shall be irrevocable),  at 100% of the principal  amount thereof,  together with interest accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay Additional  Amounts as provided herein, as a result of any change in, or  amendment  to,  the laws or  regulations  of Canada or any  province  or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or  regulations,  which  change or amendment  becomes  effective on or after  November  10,  2009,  and (b) such  obligation  cannot be  avoided by the
Province  taking  reasonable  measures  available to it,  provided  that no such notice of  redemption  shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional  Amounts were a payment in respect of the Fixed Rate Bonds then due. Prior to the  publication of any notice of  redemption  pursuant to this  paragraph,  the  Province  shall deliver to the  Registrar  a  certificate  signed by an officer of the  Province stating  that the  Province is entitled  to effect such  redemption  and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

     The Registrar has been  appointed  registrar for the Fixed Rate Bonds,  and the Registrar will maintain at its office in the Borough of Manhattan,  the City and State of New York, a register (herein,  the "Register") for the registration of Fixed Rate Bonds and the  registration  of transfers  and  exchanges of Fixed
Rate Bonds.  Subject to the  limitations,  terms and conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering this Global Bond for  cancellation,  and thereupon the Registrar  shall issue and register in the name of the transferee, in exchange herefor,  a new Global Bond (or other global security in the case of a transfer to a successor  depository) having identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Fixed Rate Bonds in definitive  registered form without coupons of authorized  denominations  of US$5,000  and  integral  multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal amount and having identical  terms and  conditions as this Global Bond,  except to the extent that such terms and  conditions  specifically  relate to this Global Bond as a global security.  On or after such exchange,  the Registrar,  to the extent  reasonably practicable in the circumstances,  shall make all payments to be made in respect of such Fixed Rate Bonds in definitive registered form to the registered holders thereof  regardless of whether such exchange  occurred after the record date for such  payment.  If this Global Bond is  surrendered  for  transfer,  it shall be accompanied  by a written  instrument  of transfer in form  satisfactory  to the
Registrar  and  executed by the  registered  holder in person or by the holder's attorney duly  authorized in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Fixed Rate Bonds, if as a result thereof,  the Province may incur adverse tax or other similar  consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the
Fiscal Agency  Agreement  shall alter or impair the  obligation of the Province, which is absolute  and  unconditional,  to pay the  principal of and interest on this  Global  Bond at the time,  place and  rate,  and in the coin or  currency, herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Fixed Rate
Bonds will cease if a claim for the payment of such  interest is not made within two years after the date on which such  interest  becomes due and  payable.  The
Province's  obligation to pay the principal  amount of the Fixed Rate Bonds will cease if the Fixed Rate Bonds are not  presented  for  payment  within two years after the date on which such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the  consent  of the  registered  holder of any Fixed Rate
Bond,  enter  into one or more  agreements  supplemental  to the  Fiscal  Agency
Agreement to create and issue  further  bonds  ranking pari passu with the Fixed
Rate  Bonds in all  respects  (or in all  respects  except  for the  payment  of interest  accruing  prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such further  bonds shall be  consolidated  and form a single series with the Fixed Rate Bonds and shall have the same terms as to status, redemption or otherwise as the Fixed Rate Bonds.

     The Fiscal Agency  Agreement and the Fixed Rate Bonds may be amended by the
Province on the one hand, and the Registrar,  on the other hand,  without notice to or the  consent of the  registered  holder of any Fixed  Rate  Bond,  for the purpose of curing any  ambiguity,  or curing,  correcting or  supplementing  any defective  provisions  contained  therein or herein,  or effecting  the issue of further  bonds as described  above or in any other manner which the Province may deem  necessary  or  desirable  and  which,  in the  reasonable  opinion  of the
Province,  on the one  hand,  and the  Registrar,  on the other  hand,  will not adversely affect the interests of the beneficial owners of Fixed Rate Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds and Fixed  Rate  Bonds to consent by  Extraordinary
Resolution (as defined below) to any  modification or amendment  proposed by the
Province  to the  Fiscal  Agency  Agreement  (except  as  provided  in  the  two immediately  preceding  paragraphs)  and the Bonds and the Fixed Rate Bonds,  as applicable (including the terms and conditions contained herein).

     An Extraordinary  Resolution duly passed,  as provided in the Fiscal Agency
Agreement,  shall be binding  on all  registered  holders  of Fixed Rate  Bonds, whether present or not; however, no such modification or amendment to the Fiscal
Agency  Agreement  or to the terms and  conditions  of the Fixed Rate Bonds may, without the consent of the registered holder of each Bond or Fixed Rate Bond, as applicable,  affected thereby:  (a) change the Maturity Date of any such Bond or change any Interest  Payment Date;  (b) reduce the principal  amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds or Fixed Rate Bonds  necessary  for the taking of any action,  including  modification or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds or Fixed Rate Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds or Fixed Rate Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of the Bonds  eligible to vote  represented  at the meeting in person or by proxy and voted on the  resolution  or as an  instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds  eligible  to vote.  The quorum at any such  meeting for passing an Extraordinary  Resolution is one or more registered  holders of Bonds eligible to vote at the meeting  present in person or by proxy who  represent at least a  majority  in  principal  amount of the Bonds  eligible  to vote at such meeting that are at the time outstanding,  or at any adjourned meeting called by the  Province  or the  Registrar,  one or more  persons  being  or  representing registered  holders  of  Bonds  eligible  to vote at the  meeting  whatever  the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Fixed Rate Bonds will be published in English in the Financial Times in London, England, The Wall Street Journal in
New York,  U.S.A.,  and The Globe and Mail in  Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published  in an English  language  newspaper  with general  circulation  in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Fixed Rate Bonds are  admitted to the  Official  List of the Financial  Services  Authority  and to trading on the London Stock  Exchange plc's  Regulated  Market and the rules of such stock exchange on which the Fixed
Rate Bonds are listed or the rules of the Financial  Services  Authority (UK) so require, the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions of the ECOFIN  Council  meeting of November  26-27,  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 19, 2009                        PROVINCE OF ONTARIO

                                                 By:
                                                    ----------------------------
                                                    Authorized Signing Officer

                                                 SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. G45-USD-A0006                                             CUSIP: 683234 8E1
SERIES: G45-USD                                               ISIN: US6832348E11

                               PROVINCE OF ONTARIO
                        1.875% BOND DUE NOVEMBER 19, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on November  19, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of 1.875% per annum from  November 19, 2009 until the principal hereof is paid.  Interest for the period from, and including,  November 19, 2009 to, but  excluding,  May 19, 2010 will be payable on May 19, 2010 (the  "Initial
Interest  Payment Date").  Thereafter,  interest on this Bond will be payable in two equal  semi-annual  installments  in  arrears on the 19th day of May and the
19th day of  November  in each year (each such date,  and the  Initial  Interest
Payment Date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
1.875% Bonds due November 19, 2012 (the "Fixed Rate Bonds"). This Global Bond is
limited in aggregate  principal amount to  US$500,000,000.  This Global Bond and all the rights of the registered holder hereof are expressly subject to a fiscal agency  agreement dated as of November 19, 2009 (the "Fiscal Agency  Agreement")
between the Province and The Bank of New York Mellon, as fiscal agent,  transfer agent, registrar, calculation agent and principal paying agent (the "Registrar", which term includes any successor as fiscal agent,  transfer  agent,  registrar, calculation  agent and principal  paying agent) to which Fiscal Agency Agreement reference is hereby made for a statement of the  respective  rights,  duties and immunities  of the  Province,  the Registrar and holders of the Fixed Rate Bonds and the terms upon which the Fixed Rate Bonds are, and are to be,  authenticated and  delivered.  This  Global  Bond and the  Fiscal  Agency  Agreement  together constitute  a contract,  all the terms and  conditions  of which the  registered holder by acceptance  hereof assents to and is deemed to have notice of. Holders of the Fixed Rate Bonds and the  Floating  Rate Bonds due November 19, 2012 will be treated as a single  class for all  purposes  except as  explicitly  provided herein or in the Fiscal Agency  Agreement.  Capitalized terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further references  herein to principal or interest shall be deemed to also refer to any
Additional Amounts which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from  November 19, 2009,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest at the rate of 1.875% per annum (before as well as after  judgment)  until paid, or if earlier,  when the full amount of the moneys  payable has been received by the Registrar and notice to that effect has been given in accordance with the provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided for, on any Interest  Payment
Date will be paid to the person in whose name this  Global  Bond (or one or more predecessor  Global  Bonds) is registered at the close of business on May 4th or
November 4th (whether or not a Business Day, as defined below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record
Date").  Any such interest not so  punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor
Global Bonds) is  registered  at the close of business on a special  record date for the payment of such defaulted interest to be fixed by the Registrar,  notice whereof  shall be given to the  registered  holder hereof not less than ten (10)
days  prior to such  special  record  date,  or be paid at any time in any other lawful  manner.  Interest  payments on this Global  Bond will  include  interest accrued to but excluding the Interest Payment Dates. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, in the City of London and in the City of Toronto are not authorized or obligated by law or executive order to close.

     If Fixed Rate Bonds in  definitive  registered  form are issued in exchange for this Global Bond,  payment of the principal of such Fixed Rate Bonds will be made upon  presentation  and surrender of such Fixed Rate Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan,  the City and State of New York,  or at the office of any Paying  Agent  appointed  by the
Province for such purpose  pursuant to the Fiscal Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered holders  of Fixed  Rate  Bonds,  or, at the  option of the  Province,  otherwise transferring  funds to the  registered  holders of the Fixed Rate Bonds.  If the
Maturity Date, the  Redemption  Date or any Interest  Payment Date is a Business
Day but is a day on which any Paying Agent is closed at the applicable  place of payment,  the registered holder will not be entitled to payment at such location until the next  succeeding  day on which banking  institutions  in such place of payment are not  authorized or obligated by law or executive  order to be closed and no further interest shall accrue in respect of the delay in such payment.

     Payment of the  principal  of and  interest on the Fixed Rate Bonds will be made in such coin or currency  of the United  States as, at the time of payment, is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Fixed Rate Bonds of the amounts  which would  otherwise  have been  payable  in  respect of the Fixed Rate Bonds in the absence of such  taxes,  duties,  assessments  or  charges,  except that no such
Additional Amounts shall be payable with respect to any Fixed Rate Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Fixed Rate Bond by reason of such owner being  connected  with Canada  otherwise than merely by the ownership  as a  non-resident  of Canada of such Fixed Rate Bond,  but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose,  the  "Relevant  Date" in relation to any Fixed Rate
          Bond means whichever is the later of:

          (i)  the date on which the  payment in respect of such Fixed Rate Bond becomes due and payable; or

          (ii) if the full amount of the moneys  payable on such date in respect of such Fixed Rate Bond has not been received by the Registrar on or prior to such date,  the date on which notice is duly given to the  holders of Fixed Rate  Bonds that such  moneys  have been so received; or

     (c)  where  such  withholding  or  deduction  is imposed on a payment to an individual and is required to be made pursuant to the Directive or any other  directive  implementing  the  conclusions of the ECOFIN Council meeting of November 26-27,  2000 or any law  implementing or complying with, or introduced in order to conform to, such directive; or

     (d)  by or on behalf of a holder  who  would  have been able to avoid  such
          withholding  or  deduction  by  presenting   (where   presentation  is
          required)  the relevant  Fixed Rate Bond to another  paying agent in a
          Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on November 19, 2012.

     The Fixed  Rate Bonds may be  redeemed  at the  option of the  Province  in whole,  but not in part,  at any time,  on giving  not less than 30 days' and no more  than 60  days'  notice  to  registered  holders  of  Fixed  Rate  Bonds in accordance with Section 19 of the Fiscal Agency Agreement (which notice shall be irrevocable),  at 100% of the principal  amount thereof,  together with interest accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay Additional  Amounts as provided herein, as a result of any change in, or  amendment  to,  the laws or  regulations  of Canada or any  province  or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or  regulations,  which  change or amendment  becomes  effective on or after  November  10,  2009,  and (b) such  obligation  cannot be  avoided by the
Province  taking  reasonable  measures  available to it,  provided  that no such notice of  redemption  shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional  Amounts were a payment in respect of the Fixed Rate Bonds then due. Prior to the  publication of any notice of  redemption  pursuant to this  paragraph,  the  Province  shall deliver to the  Registrar  a  certificate  signed by an officer of the  Province stating  that the  Province is entitled  to effect such  redemption  and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

     The Registrar has been  appointed  registrar for the Fixed Rate Bonds,  and the Registrar will maintain at its office in the Borough of Manhattan,  the City and State of New York, a register (herein,  the "Register") for the registration of Fixed Rate Bonds and the  registration  of transfers  and  exchanges of Fixed
Rate Bonds.  Subject to the  limitations,  terms and conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred at the office of the Registrar by surrendering this Global Bond for  cancellation,  and thereupon the Registrar  shall issue and register in the name of the transferee, in exchange herefor,  a new Global Bond (or other global security in the case of a transfer to a successor  depository) having identical terms and conditions and having a like aggregate principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Fixed Rate Bonds in definitive  registered form without coupons of authorized  denominations  of US$5,000  and  integral  multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal amount and having identical  terms and  conditions as this Global Bond,  except to the extent that such terms and  conditions  specifically  relate to this Global Bond as a global security.  On or after such exchange,  the Registrar,  to the extent  reasonably practicable in the circumstances,  shall make all payments to be made in respect of such Fixed Rate Bonds in definitive registered form to the registered holders thereof  regardless of whether such exchange  occurred after the record date for such  payment.  If this Global Bond is  surrendered  for  transfer,  it shall be accompanied  by a written  instrument  of transfer in form  satisfactory  to the
Registrar  and  executed by the  registered  holder in person or by the holder's attorney duly  authorized in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Fixed Rate Bonds, if as a result thereof,  the Province may incur adverse tax or other similar  consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No provision of this Global Bond or of the
Fiscal Agency  Agreement  shall alter or impair the  obligation of the Province, which is absolute  and  unconditional,  to pay the  principal of and interest on this  Global  Bond at the time,  place and  rate,  and in the coin or  currency, herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The  Province's  obligation  to pay an amount of interest on the Fixed Rate
Bonds will cease if a claim for the payment of such  interest is not made within two years after the date on which such  interest  becomes due and  payable.  The
Province's  obligation to pay the principal  amount of the Fixed Rate Bonds will cease if the Fixed Rate Bonds are not  presented  for  payment  within two years after the date on which such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without  notice to or the  consent  of the  registered  holder of any Fixed Rate
Bond,  enter  into one or more  agreements  supplemental  to the  Fiscal  Agency
Agreement to create and issue  further  bonds  ranking pari passu with the Fixed
Rate  Bonds in all  respects  (or in all  respects  except  for the  payment  of interest  accruing  prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such further  bonds shall be  consolidated  and form a single series with the Fixed Rate Bonds and shall have the same terms as to status, redemption or otherwise as the Fixed Rate Bonds.

     The Fiscal Agency  Agreement and the Fixed Rate Bonds may be amended by the
Province on the one hand, and the Registrar,  on the other hand,  without notice to or the  consent of the  registered  holder of any Fixed  Rate  Bond,  for the purpose of curing any  ambiguity,  or curing,  correcting or  supplementing  any defective  provisions  contained  therein or herein,  or effecting  the issue of further  bonds as described  above or in any other manner which the Province may deem  necessary  or  desirable  and  which,  in the  reasonable  opinion  of the
Province,  on the one  hand,  and the  Registrar,  on the other  hand,  will not adversely affect the interests of the beneficial owners of Fixed Rate Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds and Fixed  Rate  Bonds to consent by  Extraordinary
Resolution (as defined below) to any  modification or amendment  proposed by the
Province  to the  Fiscal  Agency  Agreement  (except  as  provided  in  the  two immediately  preceding  paragraphs)  and the Bonds and the Fixed Rate Bonds,  as applicable (including the terms and conditions contained herein).

     An Extraordinary  Resolution duly passed,  as provided in the Fiscal Agency
Agreement,  shall be binding  on all  registered  holders  of Fixed Rate  Bonds, whether present or not; however, no such modification or amendment to the Fiscal
Agency  Agreement  or to the terms and  conditions  of the Fixed Rate Bonds may, without the consent of the registered holder of each Bond or Fixed Rate Bond, as applicable,  affected thereby:  (a) change the Maturity Date of any such Bond or change any Interest  Payment Date;  (b) reduce the principal  amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal  amount of Bonds or Fixed Rate Bonds  necessary  for the taking of any action,  including  modification or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds or Fixed Rate Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds or Fixed Rate Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of the Bonds  eligible to vote  represented  at the meeting in person or by proxy and voted on the  resolution  or as an  instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds  eligible  to vote.  The quorum at any such  meeting for passing an Extraordinary  Resolution is one or more registered  holders of Bonds eligible to vote at the meeting  present in person or by proxy who  represent at least a  majority  in  principal  amount of the Bonds  eligible  to vote at such meeting that are at the time outstanding,  or at any adjourned meeting called by the  Province  or the  Registrar,  one or more  persons  being  or  representing registered  holders  of  Bonds  eligible  to vote at the  meeting  whatever  the principal amount of the Bonds so held or represented.

     All notices to the registered holders of Fixed Rate Bonds will be published in English in the Financial Times in London, England, The Wall Street Journal in
New York,  U.S.A.,  and The Globe and Mail in  Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published  in an English  language  newspaper  with general  circulation  in the respective  market regions as the Province,  with the approval of the Registrar, shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

     For so long as the Fixed Rate Bonds are  admitted to the  Official  List of the Financial  Services  Authority  and to trading on the London Stock  Exchange plc's  Regulated  Market and the rules of such stock exchange on which the Fixed
Rate Bonds are listed or the rules of the Financial  Services  Authority (UK) so require, the Province will maintain a paying agent in the United Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions of the ECOFIN  Council  meeting of November  26-27,  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 19, 2009                        PROVINCE OF ONTARIO

                                                 By:
                                                    ----------------------------
                                                    Authorized Signing Officer

                                                 SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. G46-USD-A0001                                             CUSIP: 683234 8F8
SERIES: G46-USD                                               ISIN: US6832348F85

                               PROVINCE OF ONTARIO
                    FLOATING RATE BOND DUE NOVEMBER 19, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on November  19, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of  three-month  US$ LIBOR (as defined  below) reset  quarterly plus 0.15% from November 19, 2009 until the principal  hereof is paid.  Interest on this Bond will be payable in arrears on the 19th day of February, May, August and November in each year (each such date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
Floating  Rate Bonds due November 19, 2012 (the  "Floating  Rate  Bonds").  This
Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This
Global Bond and all the rights of the  registered  holder  hereof are  expressly subject to a fiscal agency  agreement dated as of November 19, 2009 (the "Fiscal
Agency  Agreement")  between the Province  and The Bank of New York  Mellon,  as fiscal agent, transfer agent, registrar,  calculation agent and principal paying agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer  agent,  registrar,  calculation  agent and principal  paying agent) to which Fiscal  Agency  Agreement  reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders of the Floating  Rate Bonds and the terms upon which the  Floating  Rate
Bonds are, and are to be, authenticated and delivered.  This Global Bond and the
Fiscal  Agency  Agreement  together  constitute  a  contract,  all the terms and conditions of which the registered holder by acceptance hereof assents to and is deemed to have  notice  of.  Holders of the  Floating  Rate Bonds and the 1.875%
Bonds due  November  19, 2012 will be treated as a single class for all purposes except  as  explicitly  provided  herein  or in  the  Fiscal  Agency  Agreement.
Capitalized  terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further references herein to principal or interest shall be deemed to also  refer to any  Additional  Amounts  which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from  November 19, 2009,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest  at the rate of  three-month  US$ LIBOR reset  quarterly plus 0.15% (before as well as after judgment) until paid, or if earlier,  when the full amount of the moneys  payable  has been  received by the
Registrar  and  notice to that  effect  has been  given in  accordance  with the provisions set forth herein.  The interest so payable,  and  punctually  paid or duly  provided  for, on any Interest  Payment Date will be paid to the person in whose  name  this  Global  Bond (or one or more  predecessor  Global  Bonds)  is registered  at the close of  business on February  4th,  May 4th,  August 4th or
November 4th (whether or not a Business Day, as defined  below),  next preceding such Interest  Payment Date (each such day a "Regular  Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor  Global  Bonds) is registered at the close of business on a special  record date for the payment of such defaulted  interest to be fixed by the  Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special record date, or be paid at any time in any other lawful manner. Interest payments on this Global Bond will include  interest accrued to but excluding the
Interest  Payment  Dates.  Interest will be calculated on the basis of a 360-day year and the actual number of days elapsed.

     The interest rate on this Global Bond will be reset quarterly commencing on
November 19, 2009 and each Interest  Payment Date thereafter (each an, "Interest
Reset Date"),  and this Global Bond will bear interest at a per annum rate equal to three-month  US$ LIBOR for the  applicable  Interest Reset Period (as defined herein)  plus  0.15%.  Each  interest  reset  period will be the period from and including an Interest  Reset Date to but  excluding the  immediately  succeeding
Interest  Reset Date;  provided  that the final  interest  reset  period of this
Global  Bond will be the  period  from and  including  the  Interest  Reset Date immediately preceding the Maturity Date to but excluding the Maturity Date (each an, "Interest Reset Period").

     If any Interest Payment Date,  Interest Reset Date,  Redemption Date or the
Maturity  Date would  otherwise  be a day that is not a Business Day (as defined below), the Interest Payment Date,  Interest Reset Date,  Redemption Date or the
Maturity  Date will be postponed to the next  succeeding  day that is a Business
Day, except that if that Business Day is in the next succeeding  calendar month, the Interest Payment Date, Interest Reset Date,  Redemption Date or the Maturity
Date shall be the next preceding Business Day.

     The  interest  rate in  effect  on each  day  will be (i) if that day is an
Interest  Reset  Date,   the  interest  rate   determined  as  of  the  Interest
Determination Date (as defined below) immediately  preceding such Interest Reset
Date or (ii) if that  day is not an  Interest  Reset  Date,  the  interest  rate determined as of the Interest  Determination Date immediately preceding the most recent Interest Reset Date.

     The interest rate  applicable to each Interest  Reset Period  commencing on the related Interest Reset Date will be the rate determined as of the applicable
Interest  Determination  Date.  "Interest  Determination  Date" means the second
London  Business Day (as defined  below)  immediately  preceding the  applicable
Interest Reset Date.

     The Bank of New York Mellon,  or its  successor  appointed by the Province, will act as calculation agent (the "Calculation  Agent").  Three-month US$ LIBOR will be  determined  by the  Calculation  Agent  as of the  applicable  Interest
Determination Date in accordance with the following provisions:

          (i)  Three-month  US$  LIBOR  will be  determined  on the basis of the offering  rates for deposits in United  States  dollars  having a three-month maturity, commencing on the applicable Interest Reset
               Date, which appears on Reuters page LIBOR01 (as defined below) as of  approximately  11:00 a.m.,  London  time,  on the  applicable
               Interest  Determination  Date.  "Reuters page LIBOR01"  means the display  designated  on page  "LIBOR01" on Reuters (or such other page as may replace the Reuters page LIBOR01 on that service, any successor  service or such other  service or  services  as may be nominated  by  the  leading  London  banks  for  the  purpose  of displaying  London  interbank  offered  rates for  United  States dollar deposits). If no rate appears on Reuters page LIBOR01, US$
               LIBOR for such Interest  Determination Date will be determined in accordance with the provisions of paragraph (ii) below.

          (ii) With respect to an Interest  Determination  Date on which no rate appears on Reuters page LIBOR01 as of  approximately  11:00 a.m.,
               London time, on such Interest Determination Date, the Calculation
               Agent shall request the principal  London offices of each of four major  reference  banks  (which  may  include  affiliates  of the underwriters)  in the London  interbank  market  selected  by the
               Calculation  Agent  (after  consultation  with the  Province)  to provide the  Calculation  Agent with a  quotation  of the rate at which  deposits of United  States  dollars  having a  three-month maturity,  commencing on the applicable  Interest Reset Date, are offered by it to prime banks in the London interbank market as of
               approximately   11:00  a.m.,   London  time,   on  such  Interest
               Determination  Date in a principal  amount  equal to an amount of not less than US$1,000,000  that is  representative  for a single transaction  in such  market at such  time.  If at least two such quotations are provided, US$ LIBOR for such Interest Reset Period will be the arithmetic  mean of such  quotations as calculated by the Calculation Agent. If fewer than two quotations are provided,
               US$ LIBOR for such Interest  Reset Period will be the  arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York time,  on such Interest  Determination  Date by three major banks
               (which may include  affiliates of the  underwriters)  selected by the Calculation Agent (after  consultation with the Province) for loans in United States  dollars to leading  London banks having a three-month  maturity commencing on the applicable Interest Reset
               Date and in a  principal  amount  equal to an  amount of not less than US$1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as  aforesaid by the  Calculation  Agent are not quoting such  rates as  mentioned  in this  sentence,  US$ LIBOR for such
               Interest Reset Period will be US$ LIBOR  determined  with respect to the immediately preceding Interest Reset Period.

     All  percentages  resulting  from any  calculation of any interest rate for this  Global  Bond will be  rounded,  if  necessary,  to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent,  with one-half cent being rounded upward.

     Promptly upon such  determination,  the  Calculation  Agent will notify the
Province and the Fiscal Agent (if the Calculation Agent is not the Fiscal Agent)
of the  interest  rate for the new  Interest  Reset  Period.  Upon  request of a registered  holder of this Global Bond,  the  Calculation  Agent will provide to such  holder the  interest  rate in effect on the date of such  request  and, if determined, the interest rate for the next Interest Reset Period.

     All  calculations  made  by the  Calculation  Agent  for  the  purposes  of calculating  interest on this Global Bond shall be conclusive and binding on the holders and the Province, absent manifest error.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, in the City of London and in the City of Toronto are not authorized or obligated  by law or executive  order to close.  For  purposes  hereof,  "London
Business  Day" means any day on which  dealings  in United  States  dollars  and
United States dollar deposits are transacted in the London interbank market.

     If Floating Rate Bonds in definitive registered form are issued in exchange for this Global Bond,  payment of the principal of such Floating Rate Bonds will be made upon  presentation  and  surrender  of such  Floating  Rate Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan, the City and State of New York,  or at the office of any Paying Agent  appointed by the  Province  for such  purpose  pursuant  to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Floating Rate Bonds, or, at the option of the Province, otherwise  transferring  funds to the  registered  holders of the Floating  Rate
Bonds. If the Maturity Date, the Redemption Date or any Interest Payment Date is
a  Business  Day  but is a day on  which  any  Paying  Agent  is  closed  at the applicable  place of  payment,  the  registered  holder  will not be entitled to payment  at such  location  until  the  next  succeeding  day on  which  banking institutions  in such place of payment are not authorized or obligated by law or executive order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the principal of and interest on the Floating Rate Bonds will be made in such coin or currency  of the United  States as, at the time of payment, is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the  payment to the  holders of  Floating  Rate Bonds of the amounts which would otherwise have been payable in respect of the Floating Rate Bonds in the absence of such taxes, duties,  assessments or charges,  except that no such
Additional Amounts shall be payable with respect to any Floating Rate Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Floating Rate Bond by reason of such owner being connected with Canada otherwise than merely by the ownership as a non-resident  of Canada of such Floating Rate Bond, but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose, the "Relevant Date" in relation to any Floating Rate
          Bond means whichever is the later of:

          (iii) the date on which the payment in respect of such  Floating  Rate
               Bond becomes due and payable; or

          (iv) if the full amount of the moneys  payable on such date in respect of such Floating Rate Bond has not been received by the Registrar on or prior to such date,  the date on which notice is duly given to the holders of Floating  Rate Bonds that such moneys have been so received; or

     (c)  where  such  withholding  or  deduction  is imposed on a payment to an individual and is required to be made pursuant to the Directive or any other  directive  implementing  the  conclusions of the ECOFIN Council meeting of November 26-27,  2000 or any law  implementing or complying with, or introduced in order to conform to, such directive; or

     (d)  by or on behalf of a holder  who  would  have been able to avoid  such
          withholding  or  deduction  by  presenting   (where   presentation  is
          required) the relevant Floating Rate Bond to another paying agent in a
          Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on November 19, 2012.

     The  Floating  Rate Bonds may be redeemed at the option of the  Province in whole,  but not in part,  at any time,  on giving  not less than 30 days' and no more than 60 days'  notice to  registered  holders  of  Floating  Rate  Bonds in accordance with Section 19 of the Fiscal Agency Agreement (which notice shall be irrevocable),  at 100% of the principal  amount thereof,  together with interest accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay Additional  Amounts as provided herein, as a result of any change in, or  amendment  to,  the laws or  regulations  of Canada or any  province  or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or  regulations,  which  change or amendment  becomes  effective on or after  November  10,  2009,  and (b) such  obligation  cannot be  avoided by the
Province  taking  reasonable  measures  available to it,  provided  that no such notice of  redemption  shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional  Amounts were a  payment  in  respect  of the  Floating  Rate  Bonds  then  due.  Prior to the publication of any notice of redemption pursuant to this paragraph, the Province shall  deliver  to the  Registrar  a  certificate  signed by an  officer  of the
Province  stating  that the Province is entitled to effect such  redemption  and setting forth a statement of facts showing that the conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Floating Rate Bonds, and the Registrar will maintain at its office in the Borough of Manhattan,  the City and State of New York, a register (herein,  the "Register") for the registration of Floating  Rate Bonds and the  registration  of  transfers  and  exchanges  of
Floating Rate Bonds. Subject to the limitations,  terms and conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred
at  the  office  of  the  Registrar  by   surrendering   this  Global  Bond  for
cancellation,  and thereupon the Registrar  shall issue and register in the name of the  transferee,  in exchange  herefor,  a new Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having identical terms and conditions and having a like aggregate  principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Floating Rate Bonds in definitive  registered form without coupons of authorized  denominations of US$5,000 and integral  multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal amount and having identical  terms and  conditions as this Global Bond,  except to the extent that such terms and  conditions  specifically  relate to this Global Bond as a global security.  On or after such exchange,  the Registrar,  to the extent  reasonably practicable in the circumstances,  shall make all payments to be made in respect of such  Floating  Rate Bonds in definitive  registered  form to the  registered holders  thereof  regardless of whether such exchange  occurred after the record date for such payment. If this Global Bond is surrendered for transfer, it shall be accompanied by a written  instrument of transfer in form  satisfactory to the
Registrar  and  executed by the  registered  holder in person or by the holder's attorney duly  authorized in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Floating Rate Bonds, if as a result thereof,  the Province may incur adverse tax or other similar  consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No  provision of this Global Bond or of the  Fiscal  Agency  Agreement  shall  alter or  impair  the  obligation  of the
Province,  which is absolute  and  unconditional,  to pay the  principal  of and interest  on this Global  Bond at the time,  place and rate,  and in the coin or currency, herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The Province's obligation to pay an amount of interest on the Floating Rate
Bonds will cease if a claim for the payment of such  interest is not made within two years after the date on which such  interest  becomes due and  payable.  The
Province's  obligation  to pay the  principal  amount of the Floating Rate Bonds will cease if the Floating Rate Bonds are not  presented for payment  within two years after the date on which such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without notice to or the consent of the  registered  holder of any Floating Rate
Bond,  enter  into one or more  agreements  supplemental  to the  Fiscal  Agency
Agreement to create and issue further bonds ranking pari passu with the Floating
Rate  Bonds in all  respects  (or in all  respects  except  for the  payment  of interest  accruing  prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such further  bonds shall be  consolidated  and form a single series with the  Floating  Rate  Bonds  and  shall  have the same  terms as to  status, redemption or otherwise as the Floating Rate Bonds.

     The Fiscal  Agency  Agreement and the Floating Rate Bonds may be amended by the  Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent of the registered holder of any Floating Rate Bond, for the purpose of curing any ambiguity, or curing,  correcting or supplementing any defective  provisions  contained  therein or herein,  or effecting  the issue of further  bonds as described  above or in any other manner which the Province may deem  necessary  or  desirable  and  which,  in the  reasonable  opinion  of the
Province,  on the one  hand,  and the  Registrar,  on the other  hand,  will not adversely affect the interests of the beneficial owners of Floating Rate Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of Bonds and Floating Rate Bonds to consent by
Extraordinary Resolution (as defined below) to any modification or amendment proposed by the Province to the Fiscal Agency Agreement (except as provided in the two immediately preceding paragraphs) and the Bonds and the Floating Rate
Bonds, as applicable (including the terms and conditions contained herein).

     An Extraordinary  Resolution duly passed,  as provided in the Fiscal Agency
Agreement,  shall be binding on all  registered  holders of Floating Rate Bonds, whether present or not; however, no such modification or amendment to the Fiscal
Agency  Agreement or to the terms and conditions of the Floating Rate Bonds may, without the consent of the registered holder of each Bond or Fixed Rate Bond, as applicable,  affected thereby:  (a) change the Maturity Date of any such Bond or change any Interest  Payment Date;  (b) reduce the principal  amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal amount of Bonds or Floating Rate Bonds necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency  Agreement or the terms and  conditions  of the Bonds or Floating  Rate  Bonds,  or reduce the quorum  required at any meeting of registered  holders of Bonds or Floating Rate
Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of the Bonds  eligible to vote  represented  at the meeting in person or by proxy and voted on the  resolution  or as an  instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds  eligible  to vote.  The quorum at any such  meeting for passing an Extraordinary  Resolution is one or more registered  holders of Bonds eligible to vote at the meeting  present in person or by proxy who  represent at least a  majority  in  principal  amount of the Bonds  eligible  to vote at such meeting that are at the time outstanding,  or at any adjourned meeting called by the  Province  or the  Registrar,  one or more  persons  being  or  representing registered  holders  of  Bonds  eligible  to vote at the  meeting  whatever  the principal amount of the Bonds so held or represented.

     All  notices  to the  registered  holders  of  Floating  Rate Bonds will be published in English in the Financial Times in London,  England, The Wall Street
Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada. If at
any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English language newspaper with general  circulation in the  respective  market  regions  as the  Province,  with  the  approval  of the
Registrar,  shall determine.  Any such notice shall be deemed to have been given on the date of such  publication or, if published more than once or on different dates, on the first date on which publication is made.

     For so long as the Floating Rate Bonds are admitted to the Official List of the Financial  Services  Authority  and to trading on the London Stock  Exchange plc's  Regulated  Market  and the  rules of such  stock  exchange  on which  the
Floating Rate Bonds are listed or the rules of the Financial  Services Authority
(UK) so  require,  the  Province  will  maintain  a paying  agent in the  United
Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions of the ECOFIN  Council  meeting of November  26-27,  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 19, 2009                        PROVINCE OF ONTARIO

                                                 By:
                                                    ----------------------------
                                                    Authorized Signing Officer

                                                 SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

Unless this  certificate  is presented by an  authorized  representative  of The
Depository Trust Company, a New York corporation (55 Water Street, New York, New
York) (the  "Depository"),  to the Province (as defined  below) or its agent for registration of transfer,  exchange or payment,  and any  certificate  issued is registered  in the name of Cede &  Co. or in such other name as is requested by an authorized  representative  of the Depository  (and any payment is made to
Cede  &  Co.  or to such  other  entity  as is  requested  by an  authorized representative of the Depository),  ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR
VALUE OR  OTHERWISE BY OR TO ANY PERSON IS WRONGFUL  inasmuch as the  registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO. G46-USD-A0002                                             CUSIP: 683234 8F8
SERIES: G46-USD                                               ISIN: US6832348F85

                               PROVINCE OF ONTARIO
                    FLOATING RATE BOND DUE NOVEMBER 19, 2012

     The  Province  of Ontario  (the  "Province"),  for value  received,  hereby promises to pay to Cede & Co., or its registered assigns,  the principal sum of FIVE HUNDRED MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the "Principal
Amount") in lawful  money of the United  States of America on November  19, 2012
(the  "Maturity  Date") (or on such  earlier  date as the  Principal  Amount may become payable  hereunder),  upon presentation and surrender of this Bond and to pay interest  thereon,  together with Additional  Amounts (as defined below), if any, at the rate of  three-month  US$ LIBOR (as defined  below) reset  quarterly plus 0.15% from November 19, 2009 until the principal  hereof is paid.  Interest on this Bond will be payable in arrears on the 19th day of February, May, August and November in each year (each such date, an "Interest Payment Date").

     This is a fully registered  Global Bond (the "Global Bond") in respect of a duly  authorized  issue of debt  securities  of the Province  designated  as its
Floating  Rate Bonds due November 19, 2012 (the  "Floating  Rate  Bonds").  This
Global Bond is limited in aggregate  principal  amount to  US$500,000,000.  This
Global Bond and all the rights of the  registered  holder  hereof are  expressly subject to a fiscal agency  agreement dated as of November 19, 2009 (the "Fiscal
Agency  Agreement")  between the Province  and The Bank of New York  Mellon,  as fiscal agent, transfer agent, registrar,  calculation agent and principal paying agent (the  "Registrar",  which term  includes any  successor  as fiscal  agent, transfer  agent,  registrar,  calculation  agent and principal  paying agent) to which Fiscal  Agency  Agreement  reference is hereby made for a statement of the respective  rights,  duties and  immunities of the  Province,  the Registrar and holders of the Floating  Rate Bonds and the terms upon which the  Floating  Rate
Bonds are, and are to be, authenticated and delivered.  This Global Bond and the
Fiscal  Agency  Agreement  together  constitute  a  contract,  all the terms and conditions of which the registered holder by acceptance hereof assents to and is deemed to have  notice  of.  Holders of the  Floating  Rate Bonds and the 1.875%
Bonds due  November  19, 2012 will be treated as a single class for all purposes except  as  explicitly  provided  herein  or in  the  Fiscal  Agency  Agreement.
Capitalized  terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further references herein to principal or interest shall be deemed to also  refer to any  Additional  Amounts  which may be payable hereunder.

     This Global Bond is issued under the authority of Orders of the  Lieutenant
Governor in Council of Ontario,  made pursuant to the  Financial  Administration
Act (Ontario),  as amended.  This Global Bond shall for all purposes be governed by, and  construed in accordance  with,  the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

     Payment of the principal of and interest on this Global Bond is a charge on and payable out of the Consolidated Revenue Fund of Ontario. This Global Bond is
a direct  unsecured  obligation  of the  Province  and as among the other Bonds, ranks pari passu and is payable without any preference or priority.  This Global
Bond ranks equally with all of the Province's other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

     Interest on this  Global  Bond will  accrue  from the most recent  Interest
Payment Date to which  interest has been paid,  or, if no interest has been paid or duly provided for,  from  November 19, 2009,  until the principal  hereof has been paid or duly made available for payment.  Any overdue principal or interest on this Global Bond shall bear  interest  at the rate of  three-month  US$ LIBOR reset  quarterly plus 0.15% (before as well as after judgment) until paid, or if earlier,  when the full amount of the moneys  payable  has been  received by the
Registrar  and  notice to that  effect  has been  given in  accordance  with the provisions set forth herein.  The interest so payable,  and  punctually  paid or duly  provided  for, on any Interest  Payment Date will be paid to the person in whose  name  this  Global  Bond (or one or more  predecessor  Global  Bonds)  is registered  at the close of  business on February  4th,  May 4th,  August 4th or
November 4th (whether or not a Business Day, as defined  below),  next preceding such Interest  Payment Date (each such day a "Regular  Record  Date").  Any such interest not so punctually  paid or duly provided for will be paid to the person in whose name this  Global  Bond (or one or more  predecessor  Global  Bonds) is registered at the close of business on a special  record date for the payment of such defaulted  interest to be fixed by the  Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special record date, or be paid at any time in any other lawful manner. Interest payments on this Global Bond will include  interest accrued to but excluding the
Interest  Payment  Dates.  Interest will be calculated on the basis of a 360-day year and the actual number of days elapsed.

     The interest rate on this Global Bond will be reset quarterly commencing on
November 19, 2009 and each Interest  Payment Date thereafter (each an, "Interest
Reset Date"),  and this Global Bond will bear interest at a per annum rate equal to three-month  US$ LIBOR for the  applicable  Interest Reset Period (as defined herein)  plus  0.15%.  Each  interest  reset  period will be the period from and including an Interest  Reset Date to but  excluding the  immediately  succeeding
Interest  Reset Date;  provided  that the final  interest  reset  period of this
Global  Bond will be the  period  from and  including  the  Interest  Reset Date immediately preceding the Maturity Date to but excluding the Maturity Date (each an, "Interest Reset Period").

     If any Interest Payment Date,  Interest Reset Date,  Redemption Date or the
Maturity  Date would  otherwise  be a day that is not a Business Day (as defined below), the Interest Payment Date,  Interest Reset Date,  Redemption Date or the
Maturity  Date will be postponed to the next  succeeding  day that is a Business
Day, except that if that Business Day is in the next succeeding  calendar month, the Interest Payment Date, Interest Reset Date,  Redemption Date or the Maturity
Date shall be the next preceding Business Day.

     The  interest  rate in  effect  on each  day  will be (i) if that day is an
Interest  Reset  Date,   the  interest  rate   determined  as  of  the  Interest
Determination Date (as defined below) immediately  preceding such Interest Reset
Date or (ii) if that  day is not an  Interest  Reset  Date,  the  interest  rate determined as of the Interest  Determination Date immediately preceding the most recent Interest Reset Date.

     The interest rate  applicable to each Interest  Reset Period  commencing on the related Interest Reset Date will be the rate determined as of the applicable
Interest  Determination  Date.  "Interest  Determination  Date" means the second
London  Business Day (as defined  below)  immediately  preceding the  applicable
Interest Reset Date.

     The Bank of New York Mellon,  or its  successor  appointed by the Province, will act as calculation agent (the "Calculation  Agent").  Three-month US$ LIBOR will be  determined  by the  Calculation  Agent  as of the  applicable  Interest
Determination Date in accordance with the following provisions:

          (i)  Three-month  US$  LIBOR  will be  determined  on the basis of the offering  rates for deposits in United  States  dollars  having a three-month maturity, commencing on the applicable Interest Reset
               Date, which appears on Reuters page LIBOR01 (as defined below) as of  approximately  11:00 a.m.,  London  time,  on the  applicable
               Interest  Determination  Date.  "Reuters page LIBOR01"  means the display  designated  on page  "LIBOR01" on Reuters (or such other page as may replace the Reuters page LIBOR01 on that service, any successor  service or such other  service or  services  as may be nominated  by  the  leading  London  banks  for  the  purpose  of displaying  London  interbank  offered  rates for  United  States dollar deposits). If no rate appears on Reuters page LIBOR01, US$
               LIBOR for such Interest  Determination Date will be determined in accordance with the provisions of paragraph (ii) below.

          (ii) With respect to an Interest  Determination  Date on which no rate appears on Reuters page LIBOR01 as of  approximately  11:00 a.m.,
               London time, on such Interest Determination Date, the Calculation
               Agent shall request the principal  London offices of each of four major  reference  banks  (which  may  include  affiliates  of the underwriters)  in the London  interbank  market  selected  by the
               Calculation  Agent  (after  consultation  with the  Province)  to provide the  Calculation  Agent with a  quotation  of the rate at which  deposits of United  States  dollars  having a  three-month maturity,  commencing on the applicable  Interest Reset Date, are offered by it to prime banks in the London interbank market as of
               approximately   11:00  a.m.,   London  time,   on  such  Interest
               Determination  Date in a principal  amount  equal to an amount of not less than US$1,000,000  that is  representative  for a single transaction  in such  market at such  time.  If at least two such quotations are provided, US$ LIBOR for such Interest Reset Period will be the arithmetic  mean of such  quotations as calculated by the Calculation Agent. If fewer than two quotations are provided,
               US$ LIBOR for such Interest  Reset Period will be the  arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York time,  on such Interest  Determination  Date by three major banks
               (which may include  affiliates of the  underwriters)  selected by the Calculation Agent (after  consultation with the Province) for loans in United States  dollars to leading  London banks having a three-month  maturity commencing on the applicable Interest Reset
               Date and in a  principal  amount  equal to an  amount of not less than US$1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as  aforesaid by the  Calculation  Agent are not quoting such  rates as  mentioned  in this  sentence,  US$ LIBOR for such
               Interest Reset Period will be US$ LIBOR  determined  with respect to the immediately preceding Interest Reset Period.

                  All percentages resulting from any calculation of any interest rate for this Global Bond will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

     Promptly upon such  determination,  the  Calculation  Agent will notify the
Province and the Fiscal Agent (if the Calculation Agent is not the Fiscal Agent)
of the  interest  rate for the new  Interest  Reset  Period.  Upon  request of a registered  holder of this Global Bond,  the  Calculation  Agent will provide to such  holder the  interest  rate in effect on the date of such  request  and, if determined, the interest rate for the next Interest Reset Period.

     All  calculations  made  by the  Calculation  Agent  for  the  purposes  of calculating  interest on this Global Bond shall be conclusive and binding on the holders and the Province, absent manifest error.

     For the purposes only of  disclosure  required by the Interest Act (Canada)
and without  affecting  the interest  payable to the  registered  holder of this
Global  Bond,  the yearly rate of interest  which is  equivalent  to the rate of interest  for any period of less than one year is the rate of interest  for such period multiplied by a fraction,  the numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such  period and the  denominator  of which is the actual  number of days elapsed in such 12-month period.

     In the event that the  Maturity  Date,  any  Interest  Payment  Date or any
Redemption Date (as defined in the Fiscal Agency Agreement) with respect to this
Global Bond shall be a day that is not a Business  Day,  the  registered  holder hereof shall not be entitled to payment until the next  following  Business Day, unless such next following  Business Day falls in the next  succeeding  calendar month,  in  which  case  the  related  payment  will be made on the  immediately preceding Business Day as if made on the date such payment was due. For purposes hereof,  "Business Day" means a day on which banking institutions in the City of
New York, in the City of London and in the City of Toronto are not authorized or obligated  by law or executive  order to close.  For  purposes  hereof,  "London
Business  Day" means any day on which  dealings  in United  States  dollars  and
United States dollar deposits are transacted in the London interbank market.

     If Floating Rate Bonds in definitive registered form are issued in exchange for this Global Bond,  payment of the principal of such Floating Rate Bonds will be made upon  presentation  and  surrender  of such  Floating  Rate Bonds at the office of the Registrar maintained for that purpose in the Borough of Manhattan, the City and State of New York,  or at the office of any Paying Agent  appointed by the  Province  for such  purpose  pursuant  to the Fiscal  Agency  Agreement.
Payment  of  interest  due  prior  to or on the  Maturity  Date  will be made by forwarding by post or otherwise delivering a cheque, to the registered addresses of registered holders of Floating Rate Bonds, or, at the option of the Province, otherwise  transferring  funds to the  registered  holders of the Floating  Rate
Bonds. If the Maturity Date, the Redemption Date or any Interest Payment Date is
a  Business  Day  but is a day on  which  any  Paying  Agent  is  closed  at the applicable  place of  payment,  the  registered  holder  will not be entitled to payment  at such  location  until  the  next  succeeding  day on  which  banking institutions  in such place of payment are not authorized or obligated by law or executive order to be closed and no further  interest shall accrue in respect of the delay in such payment.

     Payment of the principal of and interest on the Floating Rate Bonds will be made in such coin or currency  of the United  States as, at the time of payment, is legal tender for payment of public and private debts.

     This Global Bond is not subject to any sinking  fund and is not  redeemable at the option of the Province,  unless certain events occur  involving  Canadian taxation as set forth  below,  and is not  repayable at the option of the holder prior to the Maturity Date.

     All payments of, or in respect of, principal of and interest on this Global
Bond will be made without withholding of or deduction for, or on account of, any present or future taxes,  duties,  assessments  or charges of whatsoever  nature imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having  power to tax,  unless such  taxes,  duties,  assessments  or charges are required  by  law or by  the  administration  or  interpretation  thereof  to be withheld or  deducted.  In that  event,  the  Province  (subject to its right of redemption  described  herein below) will pay to the  registered  holder of this
Global Bond such additional  amounts (the  "Additional  Amounts") as will result
(after  withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the  payment to the  holders of  Floating  Rate Bonds of the amounts which would otherwise have been payable in respect of the Floating Rate Bonds in the absence of such taxes, duties,  assessments or charges,  except that no such
Additional Amounts shall be payable with respect to any Floating Rate Bond:

     (a)  a  beneficial  owner  of  which  is  subject  to such  taxes,  duties, assessments or charges in respect of such Floating Rate Bond by reason of such owner being connected with Canada otherwise than merely by the ownership as a non-resident  of Canada of such Floating Rate Bond, but only to the extent of such owner's interest(s) therein; or

     (b)  presented  for  payment  more than 15 days  after the  Relevant  Date, except to the extent that the holder  thereof would have been entitled to such Additional  Amounts on the last day of such period of 15 days.
          For this purpose, the "Relevant Date" in relation to any Floating Rate
          Bond means whichever is the later of:

          (iii) the date on which the payment in respect of such  Floating  Rate
               Bond becomes due and payable; or

          (iv) if the full amount of the moneys  payable on such date in respect of such Floating Rate Bond has not been received by the Registrar on or prior to such date,  the date on which notice is duly given to the holders of Floating  Rate Bonds that such moneys have been so received; or

     (c)  where  such  withholding  or  deduction  is imposed on a payment to an individual and is required to be made pursuant to the Directive or any other  directive  implementing  the  conclusions of the ECOFIN Council meeting of November 26-27,  2000 or any law  implementing or complying with, or introduced in order to conform to, such directive; or

     (d)  by or on behalf of a holder  who  would  have been able to avoid  such
          withholding  or  deduction  by  presenting   (where   presentation  is
          required) the relevant Floating Rate Bond to another paying agent in a
          Member State of the European Union.

     Unless  previously   redeemed  for  tax  reasons,  as  provided  below,  or
repurchased by the Province, the Principal Amount of this Global Bond is due and payable on November 19, 2012.

     The  Floating  Rate Bonds may be redeemed at the option of the  Province in whole,  but not in part,  at any time,  on giving  not less than 30 days' and no more than 60 days'  notice to  registered  holders  of  Floating  Rate  Bonds in accordance with Section 19 of the Fiscal Agency Agreement (which notice shall be irrevocable),  at 100% of the principal  amount thereof,  together with interest accrued  thereon to the Redemption  Date, if (a) the Province has or will become obliged to pay Additional  Amounts as provided herein, as a result of any change in, or  amendment  to,  the laws or  regulations  of Canada or any  province  or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the  application  or official  interpretation  of such laws or  regulations,  which  change or amendment  becomes  effective on or after  November  10,  2009,  and (b) such  obligation  cannot be  avoided by the
Province  taking  reasonable  measures  available to it,  provided  that no such notice of  redemption  shall be given earlier than 90 days prior to the earliest date on which the Province would be obliged to pay such Additional  Amounts were a  payment  in  respect  of the  Floating  Rate  Bonds  then  due.  Prior to the publication of any notice of redemption pursuant to this paragraph, the Province shall  deliver  to the  Registrar  a  certificate  signed by an  officer  of the
Province  stating  that the Province is entitled to effect such  redemption  and setting forth a statement of facts showing that the conditions  precedent to the right of the Province so to redeem have occurred.

     The Registrar has been appointed registrar for the Floating Rate Bonds, and the Registrar will maintain at its office in the Borough of Manhattan,  the City and State of New York, a register (herein,  the "Register") for the registration of Floating  Rate Bonds and the  registration  of  transfers  and  exchanges  of
Floating Rate Bonds. Subject to the limitations,  terms and conditions set forth herein and in the Fiscal Agency  Agreement,  this Global Bond may be transferred
at  the  office  of  the  Registrar  by   surrendering   this  Global  Bond  for
cancellation,  and thereupon the Registrar  shall issue and register in the name of the  transferee,  in exchange  herefor,  a new Global  Bond (or other  global security in the case of a transfer to a successor  depository)  having identical terms and conditions and having a like aggregate  principal amount in authorized denominations.

     Upon the occurrence of certain events  specified in Section 6 of the Fiscal
Agency  Agreement,  this  Global  Bond  is  exchangeable  at the  office  of the
Registrar for Floating Rate Bonds in definitive  registered form without coupons of authorized  denominations of US$5,000 and integral  multiples of US$1,000 for amounts in excess of US$5,000 in an equal aggregate  principal amount and having identical  terms and  conditions as this Global Bond,  except to the extent that such terms and  conditions  specifically  relate to this Global Bond as a global security.  On or after such exchange,  the Registrar,  to the extent  reasonably practicable in the circumstances,  shall make all payments to be made in respect of such  Floating  Rate Bonds in definitive  registered  form to the  registered holders  thereof  regardless of whether such exchange  occurred after the record date for such payment. If this Global Bond is surrendered for transfer, it shall be accompanied by a written  instrument of transfer in form  satisfactory to the
Registrar  and  executed by the  registered  holder in person or by the holder's attorney duly  authorized in writing.  No service charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

     The Registrar shall not be required to register any transfer or exchange of this  Global  Bond  during  the  period  from  any  Regular  Record  Date to the corresponding  Interest  Payment  Date or during the period from the  Redemption
Record Date (as defined in the Fiscal Agency  Agreement) to the Redemption Date.
Neither the Province nor the Registrar shall be required to make any exchange of
Floating Rate Bonds, if as a result thereof,  the Province may incur adverse tax or other similar  consequences under the laws or regulations of any jurisdiction in effect at the time of the  exchange.  No  provision of this Global Bond or of the  Fiscal  Agency  Agreement  shall  alter or  impair  the  obligation  of the
Province,  which is absolute  and  unconditional,  to pay the  principal  of and interest  on this Global  Bond at the time,  place and rate,  and in the coin or currency, herein prescribed.

     The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered  as the absolute  owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province, the  Registrar or any Paying Agent shall be affected by notice to the  contrary.
All payments to or on the order of the registered holder of this Global Bond are valid and effectual to discharge the liability of the Province and the Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

     The Province's obligation to pay an amount of interest on the Floating Rate
Bonds will cease if a claim for the payment of such  interest is not made within two years after the date on which such  interest  becomes due and  payable.  The
Province's  obligation  to pay the  principal  amount of the Floating Rate Bonds will cease if the Floating Rate Bonds are not  presented for payment  within two years after the date on which such principal becomes due and payable.

     The  Province  and the  Registrar  may,  at any time or from  time to time, without notice to or the consent of the  registered  holder of any Floating Rate
Bond,  enter  into one or more  agreements  supplemental  to the  Fiscal  Agency
Agreement to create and issue further bonds ranking pari passu with the Floating
Rate  Bonds in all  respects  (or in all  respects  except  for the  payment  of interest  accruing  prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such further  bonds shall be  consolidated  and form a single series with the  Floating  Rate  Bonds  and  shall  have the same  terms as to  status, redemption or otherwise as the Floating Rate Bonds.

     The Fiscal  Agency  Agreement and the Floating Rate Bonds may be amended by the  Province on the one hand,  and the  Registrar,  on the other hand,  without notice to or the consent of the registered holder of any Floating Rate Bond, for the purpose of curing any ambiguity, or curing,  correcting or supplementing any defective  provisions  contained  therein or herein,  or effecting  the issue of further  bonds as described  above or in any other manner which the Province may deem  necessary  or  desirable  and  which,  in the  reasonable  opinion  of the
Province,  on the one  hand,  and the  Registrar,  on the other  hand,  will not adversely affect the interests of the beneficial owners of Floating Rate Bonds.

     The Fiscal Agency Agreement  contains  provisions for convening meetings of registered  holders of Bonds and Floating Rate Bonds to consent by Extraordinary
Resolution (as defined below) to any  modification or amendment  proposed by the
Province  to the  Fiscal  Agency  Agreement  (except  as  provided  in  the  two immediately  preceding paragraphs) and the Bonds and the Floating Rate Bonds, as applicable (including the terms and conditions contained herein).

     An Extraordinary  Resolution duly passed,  as provided in the Fiscal Agency
Agreement,  shall be binding on all  registered  holders of Floating Rate Bonds, whether present or not; however, no such modification or amendment to the Fiscal
Agency  Agreement or to the terms and conditions of the Floating Rate Bonds may, without the consent of the registered holder of each Bond or Fixed Rate Bond, as applicable,  affected thereby:  (a) change the Maturity Date of any such Bond or change any Interest  Payment Date;  (b) reduce the principal  amount of any such
Bond or the rate of interest payable thereon; (c) change the currency of payment of any such Bond; (d) impair the right to institute suit for the  enforcement of any payment on or with respect to such Bond; or (e) reduce the percentage of the principal amount of Bonds or Floating Rate Bonds necessary for the taking of any action,  including  modification or amendment of the Fiscal Agency  Agreement or the terms and  conditions  of the Bonds or Floating  Rate  Bonds,  or reduce the quorum  required at any meeting of registered  holders of Bonds or Floating Rate
Bonds.

     The  term  "Extraordinary  Resolution"  is  defined  in the  Fiscal  Agency
Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66 2/3% of the principal  amount of the Bonds  eligible to vote  represented  at the meeting in person or by proxy and voted on the  resolution  or as an  instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the  outstanding  Bonds  eligible  to vote.  The quorum at any such  meeting for passing an Extraordinary  Resolution is one or more registered  holders of Bonds eligible to vote at the meeting  present in person or by proxy who  represent at least a  majority  in  principal  amount of the Bonds  eligible  to vote at such meeting that are at the time outstanding,  or at any adjourned meeting called by the  Province  or the  Registrar,  one or more  persons  being  or  representing registered  holders  of  Bonds  eligible  to vote at the  meeting  whatever  the principal amount of the Bonds so held or represented.

     All  notices  to the  registered  holders  of  Floating  Rate Bonds will be published in English in the Financial Times in London,  England, The Wall Street
Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada. If at
any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English language newspaper with general  circulation in the  respective  market  regions  as the  Province,  with  the  approval  of the
Registrar,  shall determine.  Any such notice shall be deemed to have been given on the date of such  publication or, if published more than once or on different dates, on the first date on which publication is made.

     For so long as the Floating Rate Bonds are admitted to the Official List of the Financial  Services  Authority  and to trading on the London Stock  Exchange plc's  Regulated  Market  and the  rules of such  stock  exchange  on which  the
Floating Rate Bonds are listed or the rules of the Financial  Services Authority
(UK) so  require,  the  Province  will  maintain  a paying  agent in the  United
Kingdom.

     The  Province  agrees to appoint  and  maintain a paying  agent in a Member
State of the  European  Union that will not be obliged to withhold or deduct tax pursuant to the European  Council  Directive  regarding  the taxation of savings
income   (Directive   2003/48/EC)  or  any  other  directive   implementing  the
conclusions of the ECOFIN  Council  meeting of November  26-27,  2000 or any law implementing  or  complying  with,  or  introduced  in order to conform to, such directive.

     Unless the  certificate of  authentication  hereon has been executed by the
Registrar  by manual  signature,  this  Global Bond shall not be entitled to any benefit  under the Fiscal  Agency  Agreement or be valid or  obligatory  for any purpose.

     IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law,  has  caused  this  Global  Bond to be duly  executed  by an  authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  November 19, 2009                        PROVINCE OF ONTARIO

                                                 By:
                                                    ----------------------------
                                                    Authorized Signing Officer

                                                 SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series  designated  therein  referred  to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK MELLON
  as Registrar

By:
   ---------------------------------------
         Authorized Signatory

                                                               Conformed Copy

                          Dated as of November 10, 2009

                               PROVINCE OF ONTARIO

              U.S.$3,000,000,000 1.875% Bonds due November 19, 2012

          U.S.$1,000,000,000 Floating Rate Bonds due November 19, 2012

                             ______________________

                             UNDERWRITING AGREEMENT

                             ______________________

                               Province of Ontario

                             Underwriting Agreement

                                                               November 10, 2009

Barclays Bank PLC
Credit Suisse Securities (Europe) Limited
J.P. Morgan Securities Ltd.
The Toronto-Dominion Bank
As representatives of the several Underwriters
c/o     The Toronto-Dominion Bank
        Triton Court
        14-18 Finsbury Square
        London, UK, EC2A 1DB

Dear Sirs:

     The Province of Ontario  (the  "Province")  proposes to sell the  principal amount of its securities  identified in Schedule II hereto (the "Securities") to the underwriters named in Schedule II hereto (the "Underwriters"),  for whom you are acting as representatives  (the  "Representatives").  The Securities will be issued in the forms of one or more fully registered  permanent global securities
(the  "Global  Securities")  registered  in the name of Cede &  Co.,  as the nominee of The Depository  Trust Company  ("DTC"),  subject to the provisions of the  fiscal  agency  agreement  between  the  Province  and the Bank of New York
Mellon,  as fiscal agent and  calculation  agent in respect of the Floating Rate
Bonds due November 19, 2012  identified in Schedule II, expected to be dated the
Closing Date (as defined below) (the "Fiscal Agency Agreement").  As of November
10,  2009,  (the  "Time of Sale"),  the  Province  had  prepared  the  following information (collectively,  the "Time of Sale Information"): a Preliminary Final
Prospectus  (as defined  below) dated  November  10,  2009,  and the Issuer Free
Writing Prospectuses (as defined below) in the form of Schedule I-A and Schedule
I-B hereto.  As used herein,  "Issuer Free  Writing  Prospectus"  shall have the meaning  assigned to the term "issuer free  writing  prospectus"  in Section 433 under the U.S.  Securities Act of 1933, as amended (the "U.S.  Securities Act").
This  Agreement is to confirm the  arrangements  with respect to the purchase of the Securities by the Underwriters.

     1. Representations and Warranties. The Province represents and warrants to, and agrees with, each Underwriter that:

     (i) The Time of Sale  Information,  at the Time of Sale and at the  Closing
Date, did not and will not,  contain any untrue  statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the  circumstances  under which they were made, not  misleading;
provided that the Province makes no  representation  or warranty with respect to any  statements  or  omissions  made in  reliance  upon and in  conformity  with information  furnished to the Province in writing by any Underwriter through the
Representatives  expressly for use in such Time of Sale Information.  The Issuer
Free  Writing  Prospectuses  in the form of Schedule I-A and Schedule I-B hereto comply in all material respects with the U.S. Securities Act.

     (ii)  The  Province  has  filed  with  the  U.S.  Securities  and  Exchange
Commission (the "SEC") a registration statement or registration statements under
Schedule B of the U.S.  Securities Act, which has or have become effective,  for the  registration of any Securities which may be sold in the United States under the U.S.  Securities Act. Each such  registration  statement,  as amended at the date of this Agreement,  complies in all material respects with the requirements of the  U.S.  Securities  Act and the  rules  and  regulations  thereunder.  The
Province has filed a Preliminary  Final  Prospectus  (as defined below) with the
SEC pursuant to Rule 424 under the U.S. Securities Act, which has been furnished to the  Underwriters,  and  proposes  to file with the SEC  pursuant to Rule 424 under the U.S. Securities Act a supplement to the form of prospectus included in the most recent registration statement, or amendment thereto, filed with the SEC relating to the Securities and the plan of distribution  thereof and has advised you of all  further  information  (financial  and  other)  with  respect  to the
Province to be set forth therein.  The  registration  statement or  registration statements,  including the exhibits  thereto and the documents  incorporated  by reference  therein,  as amended at the date of this Agreement,  is or are herein called the  "Registration  Statement";  the  prospectus  in the form in which it appears in the Registration  Statement,  including the documents incorporated by reference therein,  is herein called the "Basic  Prospectus";  such supplemented form of  prospectus,  in the form in which it shall be first  filed with the SEC pursuant to Rule 424 after the date hereof (including the Basic Prospectus as so supplemented),  including the documents  incorporated by reference  therein,  is herein  called the "Final  Prospectus";  and any  preliminary  form of the Final
Prospectus  which has heretofore  been filed pursuant to Rule 424 (including the
Basic Prospectus as so  supplemented),  including the documents  incorporated by reference therein, is herein called the "Preliminary Final Prospectus".

     (iii) The documents filed by the Province with the SEC pursuant to the U.S.
Securities  Exchange Act of 1934, as amended (the "U.S.  Exchange Act") that are incorporated  by  reference in the  Preliminary  Final  Prospectus  or the Final
Prospectus,  at the time they were filed with the SEC,  complied in all material respects  with the  requirements  of the U.S.  Exchange  Act and the  rules  and regulations thereunder.

     (iv) The Province will use all  reasonable  efforts to publish,  as soon as possible  after the  Closing  Date,  a  prospectus  approved  by the UK  Listing
Authority  (as  defined  below)  (the  "UKLA  Prospectus")  in  compliance  with
Directive 2003/71/EC (the "Prospectus  Directive") and all laws, regulations and rules  implementing the Prospectus  Directive,  as amended from time to time and shall  submit (or  procure  the  submission  on its  behalf of) such  reports or information  as may from time to time be required and otherwise  comply with the
Prospectus  Directive  and all  laws,  regulations  and rules  implementing  the
Prospectus Directive.

     (v) As of the  date  hereof,  when the  Final  Prospectus  is  first  filed pursuant to Rule 424 under the U.S.  Securities Act, when,  prior to the Closing
Date (as  hereinafter  defined),  any  amendment to the  Registration  Statement becomes effective, when any supplement to the Final Prospectus is filed with the
SEC and at the Closing Date, (a) the  Registration  Statement,  as amended as of any such time and the Final  Prospectus,  as amended or  supplemented  as of any such time, complied and will comply in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations thereunder and (b) the Registration  Statement,  as amended as of any such time, did not or will not contain any untrue  statement  of a material  fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the statements  therein  not  misleading,  and the Final  Prospectus,  as amended or supplemented  as of any such time,  will not contain any untrue  statement  of a material fact or omit to state any material  fact required to be stated  therein or  necessary  in order  to make the  statements  therein,  in the  light of the circumstances  under which they were made, not  misleading,  and the summary set out in the Final Prospectus is not misleading,  inaccurate or inconsistent  when read with  other  parts of the Final  Prospectus;  provided,  however,  that the
Province makes no representations or warranties as to the information  contained in or omitted from the  Registration  Statement or the Final  Prospectus  or any
amendment thereof or supplement  thereto in reliance upon and in conformity with information  furnished  in  writing  to  the  Province  by or on  behalf  of any
Underwriter through the Representatives  specifically for use in connection with the preparation of the Registration Statement or the Final Prospectus.

     2. Purchase and Sale.  Subject to the terms and  conditions and in reliance upon the representations and warranties herein set forth, the Province agrees to sell to each  Underwriter,  and each  Underwriter,  severally  and not  jointly, agrees  to  purchase  from the  Province,  at the  purchase  price  set forth in
Schedule II hereto,  the principal  amount of the  Securities set forth opposite such Underwriter's name in Schedule II hereto.

     3. Delivery and Payment.  Delivery of and payment for the Securities  shall be made at the offices of Shearman  &  Sterling  LLP,  Commerce  Court West,
Suite 4405, Toronto, Ontario, Canada (or such other place as may be agreed to by the  Representatives  and the Province) at 9:00 a.m.,  Toronto time, on November
19, 2009 (or at such time on such later date not later than five  business  days after such  specified date as the  Representatives  and the Province shall agree
upon),   which  date  and  time  may  be  postponed  by  agreement  between  the
Representatives  and the Province or as provided in Section 10 hereof (such date and time of delivery  and payment for the  Securities  being  herein  called the
"Closing  Date").  Delivery  of the  Global  Securities  shall  be  made  to the
Representatives  or to their  order for the  respective  accounts of the several
Underwriters   against   payment  by  the  several   Underwriters   through  the
Representatives  of the purchase  price  thereof to the Province in  immediately available (same day) funds by transfer to a U.S. dollar account specified by the
Province.  The Global  Securities shall be substantially in the forms annexed to the Fiscal  Agency  Agreement and  registered in the name of Cede &  Co., as nominee of DTC.

     The Global  Securities  shall be made available for inspection and checking by the  Representatives  in Toronto,  Ontario not later than 3:00 P.M.  (Toronto time) on the  business  day prior to the  Closing  Date.  For  purposes  of this
Agreement,  "business day" shall mean a day on which banking institutions in the
City of New  York,  in the City of  London  and in the City of  Toronto  are not
authorized or obligated by law or executive order to be closed.

     4. Listing.  The Province agrees with the  Underwriters to file or cause to be filed an  application  to the Financial  Services  Authority (the "UK Listing
Authority") in its capacity as competent  authority under the Financial Services and Markets Act 2000, as amended  ("FSMA),  for the Securities to be admitted to the Official List of the UK Listing  Authority (the "Official  List") and to the
London Stock  Exchange plc for the  Securities  to be admitted to trading on the
London Stock Exchange plc's Regulated  Market (the "Stock  Exchange") as soon as possible  after the  Closing  Date.  References  herein to "list",  "listed"  or
"listing" when used in relation to the Stock Exchange shall mean admitted to the
Official  List  and  admitted  to  trading  on the  Stock  Exchange,  which is a regulated  market  for the  purposes  of the  Markets in  Financial  Instruments
Directive  (2004/39/EC).  The Province shall use all reasonable efforts to cause the  Securities to be listed on the Stock Exchange as soon as possible after the
Closing Date. The Province further agrees to furnish to the UK Listing Authority and the London Stock Exchange plc all documents,  instruments,  information  and undertakings  and to publish all  advertisements  or other  material that may be necessary  in order to effect  the  listing of the  Securities  and to cause the listing of the  Securities on the Stock  Exchange to be continued for so long as any of the Securities  remain  outstanding;  provided,  however,  that if in the opinion of the Province,  the  continuation  of such listing shall become unduly onerous,  then the Province may delist the Securities  from the Stock  Exchange;
provided,  further,  that if the Securities are to be so delisted from the Stock
Exchange,  the  Province  will use its best  efforts to obtain the  admission to
listing,   trading  and/or  quotation  of  the  Securities  by  another  listing authority,  securities exchange and/or quotation system reasonably acceptable to the  Representatives  and the Province  prior to the delisting of the Securities from the Stock  Exchange.  The  provisions  of this Section 4 shall apply to any other listing  authority,  securities  exchange and/or quotation system on which the Securities  may be admitted to listing,  trading  and/or  quotation  mutatis mutandis.

     5. Agreements. (a) The Province and the Underwriters agree that:

     (i)  Prior  to the  termination  of the  offering  of the  Securities,  the
Province  will  not  file  any  amendment  to the  Registration  Statement,  any supplement  to the Time of Sale  Information  or the  Final  Prospectus,  or any
document that would as a result thereof be incorporated by reference in the Time of Sale Information or the Final  Prospectus,  unless the Province has furnished to the  Underwriters  a copy for their  review prior to filing and will not file any such proposed  amendment,  supplement or document to which the  Underwriters reasonably object, except that the Underwriters may not object to the filing, as exhibits to an amendment on Form 18-K/A to the Province's  Annual Report on Form
18-K, of reports prepared by the Province and the Ontario Electricity  Financial
Corporation  in the ordinary  course.  Subject to the  foregoing  sentence,  the
Province will cause any Preliminary Final Prospectus and the Final Prospectus to
be filed  (or  mailed  for  filing)  with the SEC  pursuant  to Rule 424 and the
Province will file any Issuer Free Writing  Prospectus to the extent required by
Rule 433 under the U.S.  Securities  Act. The Province will promptly  advise the
Representatives  (i) when the Time of Sale Information,  the Final Prospectus or any document that would as a result thereof be  incorporated by reference in the
Time of Sale  Information  or the Final  Prospectus  shall  have been  filed (or mailed for filing) with the SEC,  (ii) when any  amendment  to the  Registration
Statement  relating to the Securities shall have become effective,  (iii) of any request by the SEC for any amendment of the Registration  Statement or amendment of or supplement to the Time of Sale  Information or the Final Prospectus or for
any additional  information relating thereto or to any document  incorporated by reference in the Preliminary Final Prospectus or the Final  Prospectus,  (iv) of
the issuance by the SEC of any stop order  suspending the  effectiveness  of the
Registration  Statement or the  institution or threatening of any proceeding for that  purpose and (v) of the receipt by the  Province of any  notification  with respect to the suspension of the qualification of the Securities for sale in any jurisdiction  or the  initiation  or  threatening  of any  proceeding  for  such purpose.  The Province  will use its best efforts to prevent the issuance of any such stop order and,  if issued,  to obtain as soon as possible  the  withdrawal thereof.

     (ii) Before using or filing any Issuer Free Writing Prospectus,  other than the Issuer Free  Writing  Prospectuses  in the form of Schedule I-A and Schedule
I-B hereto, the Province will furnish to the Representatives and counsel for the
Underwriters  a copy of the proposed  Issuer Free Writing  Prospectus for review and will not use or file any such Issuer Free  Writing  Prospectus  to which the
Representatives  reasonably  object  provided that the  Representatives  may not object to a filing that is required.

     (iii) If, at any time  when a  prospectus  relating  to the  Securities  is required to be delivered  under the U.S.  Securities  Act, any event occurs as a result of which the Time of Sale  Information  or the Final  Prospectus  as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements  therein in the light of the circumstances  under which they were made not misleading,  or if it shall be necessary to amend or supplement  the Time of Sale  Information  or the
Final  Prospectus  to  comply  with the U.S.  Securities  Act or the  rules  and regulations  thereunder,  the Province  promptly  will prepare and file with the
SEC,  subject to the first  sentence in  paragraph  (a)(i) of this Section 5, an amendment or supplement at its own expense which will correct such  statement or omission or an amendment which will effect such compliance.

     (iv)  Subject  to the UKLA  Prospectus  being  approved  and  published  in accordance  with  Section  1(iv),  the  Province  shall update or amend the UKLA
Prospectus by the publication in accordance  with the Prospectus  Directive of a supplement  thereto or an update thereof in the event that (A) a significant new factor,  material mistake or inaccuracy relating to the information  included in the  UKLA  Prospectus  which is  capable  of  affecting  the  assessment  of the
Securities  arises or is noted,  or (B) if there is any  Significant (as defined below)  change  affecting  any  matter  contained  in the UKLA  Prospectus  or a
Significant new matter arises,  the inclusion of information in respect of which would  have been so  required  if it had  arisen  when the UKLA  Prospectus  was prepared,  or if such  supplement  or update would be required by the UK Listing
Authority  prior to the listing of such  Securities.  Without  prejudice  to the generality of the foregoing, the Province undertakes that in the period from and including  the date  when the UKLA  Prospectus  is  approved  by the UK  Listing
Authority to and including the date when the  Securities are issued it will only prepare and publish a supplement to, or update of, the UKLA  Prospectus if it is required,  or has reasonable grounds to believe that it is required, to do so in order to comply with  Section 87G of the FSMA.  For the purposes of this clause,
"Significant"   means  significant  for  the  purposes  of  making  an  informed assessment of (A) the assets and liabilities,  financial  position,  profits and losses  and  prospects  of the  Province  and (B) the  rights  attaching  to the
Securities.

     (v) The Province will make generally  available to its security holders and to the  Representatives  as soon as  practicable  after  the  close of its first fiscal year  beginning  after the date  hereof,  statements  of its revenues and expenditures  for such fiscal year which will satisfy the  provisions of Section
11(a)  of the U.S.  Securities  Act and the  applicable  rules  and  regulations thereunder.

     (vi) The Province will furnish to the Representatives, upon request, copies
of  the  Registration   Statement  (including  exhibits  thereto  and  documents
incorporated by reference therein) and each amendment thereto which shall become effective  on or  prior  to the  Closing  Date  and,  so long as  delivery  of a prospectus by an Underwriter or a dealer may be required by the U.S.  Securities
Act or publication of a prospectus may be required by the Prospectus  Directive, as many copies of any  Preliminary  Final  Prospectus,  any Issuer Free  Writing
Prospectus,  the Final  Prospectus  and the UKLA  Prospectus  and any amendments thereof and supplements thereto as the Representatives may reasonably request.

     (vii) The Province will arrange for the qualification of the Securities for offer and sale and the  determination of their  eligibility for investment under the securities laws of such states and other  jurisdictions of the United States as the  Representatives  may designate and will maintain such  qualifications in effect so long as required for the  distribution  of the  Securities;  provided, however,  that the Province shall not be obligated to consent to general service of process under the laws of any state or other jurisdiction.

     (viii) If the Province has agreed with the relevant  Representative(s) that the UK Listing  Authority will be requested to provide a certificate of approval to the competent  authority of one or more EEA Member  State(s) under Article 17 and Article 18 of the Prospectus  Directive,  the arrangements  relating to such request  (including,  but not  limited  to, the cost of  preparing  any  summary required  pursuant  to Article 19 of the  Prospectus  Directive)  will be agreed between the Province and the relevant Representative(s) at the relevant time.

     In any such case, the Province undertakes that it will request the delivery of a certificate of approval by the competent authority in the United Kingdom to the  competent  authority  in each such EEA Member  State as agreed  between the
Province and the relevant Representative(s).

     Any  translation  of the  summary set out in the UKLA  Prospectus  required pursuant  to  Article  19 of the  Prospectus  Directive  shall be  accurate  and complete in all material  respects and shall not be  misleading,  inaccurate  or inconsistent when read together with the UKLA Prospectus.

     For the purposes of the above,  "EEA Member  State" means the member states of the European Union, together with Iceland, Norway and Liechtenstein.

     (ix) The  Province  will pay (i) all  expenses in  connection  with (a) the preparation,  issue, execution and delivery of the Securities (including fees of the registrar,  fiscal agent,  transfer agent and paying agents and the fees and expenses of the Province's legal  advisors),  (b) the fee incurred in filing the
Registration  Statement  (including  all  amendments  thereto),  any Issuer Free
Writing Prospectus and any Time of Sale Information with the SEC, (c) all costs, expenses, fees or commissions,  payable on or in connection with the approval of the UKLA Prospectus by the UK Listing  Authority and the granting of listing for the Securities on the Stock Exchange and (d) any fee payable to rating  services in connection  with the rating of the  Securities,  (ii) the cost of copying the documents  incorporated  by  reference in the Time of Sale  Information  and the
Final  Prospectus  in such  quantities  as the  Representatives  may  reasonably request  and the cost of  delivering  the same to  locations  designated  by the
Representatives  and satisfactory to the Province in its reasonable judgment and
(iii) all stamp  duties or other  like  taxes and  duties or value  added  taxes payable  under the laws of the United  Kingdom upon and in  connection  with the execution,  issue  and  subscription  of the  Securities  or the  execution  and delivery of this Agreement and the Fiscal Agency  Agreement.  Except as provided in Section 9 hereof,  the Province shall not be required to pay or bear any fees or expenses of the Underwriters.

     (x) The  Underwriters  will pay all costs  incurred in connection  with the printing of the Final Prospectus, the UKLA Prospectus and each Preliminary Final
Prospectus (including all amendments thereof or supplements thereto), any Issuer
Free  Writing  Prospectus  and the  cost of  delivering  the  same to  locations designated by the Underwriters, the Province and each of their counsel.

     (b) Each Underwriter agrees that:

     (i) It will cause the  Representatives  to deliver to the Province a letter prior to the Closing Date  containing the total sales of the Securities  made in the initial  distribution  in the United States together with an estimate of the number of Securities  reasonably expected to be sold within the United States in secondary  market  transactions  within 40 days of the Closing  Date;  provided, however,  that the Underwriters shall bear no responsibility for any discrepancy between such estimate and the actual number of Securities sold within the United
States pursuant to such secondary market transactions in such time period.

     (ii)  It has not  and  will  not  use,  authorize  use  of,  refer  to,  or participate  in the  planning  for use of,  any "free  writing  prospectus"  (as defined in Rule 405 under the U.S.  Securities  Act) (which term includes use of
any  written  information   furnished  to  the  SEC  by  the  Province  and  not
incorporated by reference into the Registration  Statement and any press release issued by the Province)  other than (A) the Issuer Free Writing  Prospectuses in the form of Schedule I-A and Schedule I-B hereto or prepared pursuant to Section
5(a)(ii)  above,  or  (B)  any  "free  writing  prospectus"   prepared  by  such
Underwriter  and  provided  to and  consented  to by the  Province in advance in writing (each such "free writing prospectus"  referred to in this clause (B), an
"Underwriter Free Writing Prospectus"); provided that the Underwriters may use a
Bloomberg term sheet in accordance with Section 5(b)(iv) below.

     (iii) It has not and will  not  distribute  any  Underwriter  Free  Writing
Prospectus referred to in Section 5(b)(ii)(B) in a manner reasonably designed to lead to its broad unrestricted  dissemination  unless the Province has consented in advance in writing to such dissemination.

     (iv) It has not and will not,  without  the prior  written  consent  of the
Province,  use any "free writing  prospectus",  that contains the final terms of the Securities unless such terms have previously been included in an Issuer Free
Writing  Prospectus  filed  or to be  filed  with  the  SEC;  provided  that the
Underwriters  may use a Bloomberg  term sheet that  contains  some or all of the information  in Schedule I-A and Schedule I-B hereto  without the consent of the
Province;  provided  further  that any  Underwriter  using such term sheet shall notify the  Province,  and  provide a copy of such  Bloomberg  term sheet to the
Province,  prior to, or substantially  concurrently  with, the first use of such term sheet.

     (v) It is not subject to any  pending  proceeding  under  Section 8A of the
U.S.  Securities Act with respect to the offering (and will promptly  notify the
Province if any such proceeding  against it is initiated  during the period that delivery of a prospectus  by an  Underwriter  or a dealer may be required by the
U.S. Securities Act).

     6. Selling Restrictions.

     (a) European Economic Area.

          In relation to each Member State of the European  Economic  Area which has  implemented the Prospectus  Directive  (other than the United Kingdom, once the UKLA  Prospectus  has been  approved by the UK Listing  Authority, each, a "Relevant Member State"),  each of the  Underwriters,  on behalf of itself  and  each  of its  affiliates  that  participates  in  the  initial distribution of the Securities, has represented and agreed that with effect
     from  and  including  the  date  on  which  the  Prospectus   Directive  is
     implemented  in that Relevant  Member State (the  "Relevant  Implementation
     Date") it has not made and will not make an offer of Securities,  which are
     the  subject  of  the  offering   contemplated  by  the  Preliminary  Final
     Prospectus and the Final  Prospectus to the public in that Relevant  Member
     State  prior  to  the  publication  of a  prospectus  in  relation  to  the
     Securities  which has been  approved  by the  competent  authority  in that
     Relevant Member State or, where  appropriate,  approved in another Relevant
     Member  State and  notified to the  competent  authority  in that  Relevant
     Member State, all in accordance with the Prospectus Directive,  except that it may, with effect from and including  the Relevant  Implementation  Date, make an offer of Securities to the public in that Relevant  Member State at any time:

          (i) to legal  entities which are authorised or regulated to operate in the  financial  markets  or,  if  not so  authorised  or  regulated,  whose corporate purpose is solely to invest in securities;

          (ii) to any legal entity which has two or more of (1) an average of at least 250 employees  during the last  financial  year;  (2) a total balance sheet of more than  (euro)43,000,000 and (3) an annual net turnover of more than  (euro)50,000,000,  as  shown  in  its  last  annual  or  consolidated accounts;

          (iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus  Directive) subject to obtaining the prior consent of the relevant Underwriter or Underwriters  nominated by the
     Province for any such offer; or

          (iv) in any other  circumstances  falling  within  Article 3(2) of the
     Prospectus Directive;

          provided  that  no  such  offer  of  Securities   shall  result  in  a
     requirement  for the  publication by the Province or the  Underwriters of a prospectus  pursuant  to  Article  3  of  the  Prospectus  Directive  or  a
     supplement  to a  prospectus  pursuant  to  Article  16 of  the  Prospectus
     Directive.

          For the  purposes  of this  provision,  the  expression  an  "offer of
     Securities  to the public" in relation to any  Securities  in any  Relevant
     Member  State  means  the  communication  in any form  and by any  means of sufficient  information  on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe  the
     Securities,  as the same may be varied in that Member  State by any measure implementing  the  Prospectus  Directive  in  that  Member  State  and  the expression  "Prospectus  Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          (b) United Kingdom. Each of the Underwriters,  on behalf of itself and each of its affiliates that participates in the initial distribution of the
     Securities, represents and agrees that:

          (i) it has only  communicated  or caused to be  communicated  and will only communicate or cause to be communicated an invitation or inducement to engage in  investment  activity  (within  the  meaning of Section 21 of the
     FSMA) received by it in connection with the issue or sale of the Securities in  circumstances  in which Section 21(1) of the FSMA does not apply to the
     Province; and

          (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the  Securities in, from or otherwise involving the United Kingdom.

          (c) Japan.  The  Securities  have not been and will not be  registered under the  Financial  Instruments  and Exchange Law of Japan (Law No. 25 of
     1948,  as  amended)  and,  accordingly,  the  Underwriters,  on  behalf  of themselves and each of their respective affiliates that participates in the initial  distribution of the Securities,  each undertake that they have not offered  or sold and will not  offer or sell any  Securities,  directly  or indirectly,  in Japan or to, or for the benefit of, any Japanese  Person or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any Japanese  Person except  pursuant to an exemption from  the  registration  requirements  of  the  Financial  Instruments  and
     Exchange  Law of  Japan  (Law  No.  25 of  1948,  as  amended),  and  under circumstances  which will result in compliance  with all  applicable  laws,
     regulations   and   guidelines   promulgated   by  the  relevant   Japanese
     governmental and regulatory authorities and in effect at the relevant time.
     For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan,  including  any  corporation  or other entity  organized under the laws of Japan.  As part of the  offering of the  Securities,  the
     Underwriters  may offer the Securities in Japan to a list of 49 offerees in accordance with this Section 6(c).

          (d) Hong Kong. Each of the Underwriters,  on behalf of itself and each of its affiliates  that  participates  in the initial  distribution  of the
     Securities,  represents  and agrees that (1) it has not offered or sold and will  not  offer  or sell in Hong  Kong,  by  means  of any  document,  any
     Securities other than (i) to "professional investors" within the meaning of the Securities and Futures  Ordinance  (Cap.  571) of Hong Kong ("SFO") and
     any rule made under the SFO,  or (ii) in other  circumstances  which do not result in the  document  being a  "prospectus"  within  the  meaning of the
     Companies  Ordinance  (Cap.  32) of Hong Kong or which do not constitute an offer to the public  within the meaning of that  Ordinance;  and (2) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue,  whether in Hong
     Kong or elsewhere,  any  advertisement,  invitation or document relating to the  Securities,  which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong  (except if permitted to do so under the  securities  laws of Hong Kong) other than with  respect to
     Securities  which are  intended to be  disposed of only to persons  outside
     Hong Kong or only  "professional  investors"  within the meaning of the SFO and any rules made thereunder.

          (e)  Switzerland.  Each of the  Underwriters,  on behalf of itself and each of its affiliates that participates in the initial distribution of the
     Securities,  represents and undertakes  that it has not offered or sold and will not offer or sell any Securities,  directly or indirectly,  in or from
     Switzerland  other than to a limited  group of persons  pursuant to article
     652a(2) of the Swiss Code of Obligations.

          (f) Sale and  Distribution.  In addition to the provisions of Sections
     6(a), (b), (c), (d) and (e) above, each of the  Underwriters,  on behalf of itself  and each of its  respective  affiliates  that  participates  in the initial  distribution of the Securities,  represents to and agrees with the
     Province that it and each of its respective affiliates (i) has not offered, sold or  delivered  and  will  not  offer,  sell or  deliver,  directly  or indirectly,  any of the Securities or distribute the Basic Prospectus,  any
     Preliminary  Final  Prospectus,  the  Final  Prospectus,  the  Time of Sale
     Information,  any "free writing prospectus", or any other offering material relating  to the  Securities,  in or from  any  jurisdiction  except  under circumstances  that will, to the best of its  knowledge  and belief,  after reasonable investigation, result in compliance with the applicable laws and regulations  thereof  and which  will not  impose  any  obligations  on the
     Province  except as contained in this Agreement,  and (ii)  notwithstanding the  foregoing  clause  (i),  will not  distribute  any  Preliminary  Final
     Prospectus or the other Time of Sale Information outside the United States.

          (g)  Authorizations.  Without  prejudice to the provisions of Sections
     6(a),  (b), (c), (d), (e) and (f) and except for the  qualification  of the
     Securities for offer and sale and the  determination  of their  eligibility for investment under the applicable  securities laws of such  jurisdictions as the  Representatives  may designate pursuant to Section  5(a)(vii),  the approval and publication of the UKLA Prospectus and any arrangements  under
     Section 5(a)(viii), the Province shall not have any responsibility for, and the  Underwriters  agree with the Province that the  Underwriters and their respective  affiliates will obtain, any consent,  approval or authorization required by them for the  subscription,  offer, sale or delivery by them of any of the  Securities  under  the  laws  and  regulations  in force in any jurisdiction  to which they are  subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

          7. Conditions to the Obligations of the Underwriters.  The obligations of the  Underwriters  to purchase  the  Securities  shall be subject to the accuracy of the  representations and warranties on the part of the Province contained herein as of the date hereof, as of the date of the effectiveness of any amendment to the  Registration  Statement filed prior to the Closing
     Date  (including  the  filing of any  document  incorporated  by  reference therein) and as of the Closing Date,  to the accuracy of the  statements of the Province made in any certificates pursuant to the provisions hereof, to the  performance  by the Province of its  obligations  hereunder and to the following additional conditions:

          (a) No stop order  suspending the  effectiveness  of the  Registration
     Statement,  as amended  from time to time,  shall  have been  issued and no proceedings for that purpose shall have been instituted or threatened;  and the Final  Prospectus  shall have been filed with the SEC  pursuant to Rule
     424 not later than 5:00 P.M.,  New York City time,  on the second  business day  following  the  date  hereof  or  transmitted  by a  means  reasonably calculated  to result in filing with the SEC by such date;  and each Issuer
     Free Writing Prospectus,  to the extent required by Rule 433 under the U.S.
     Securities  Act,  shall  have  been  filed  with  the SEC  under  the  U.S.
     Securities Act.

          (b) The  Province  shall have  furnished  to the  Representatives,  on behalf of the  Underwriters,  on or prior to the  Closing  Date,  a written opinion dated the Closing Date of the Deputy  Attorney  General,  Assistant
     Deputy Attorney  General,  Acting  Assistant Deputy Attorney General of the
     Province or any  solicitor  who is an employee of the Crown and seconded to the Legal  Services  Branch,  Ministry of Finance and  Ministry of Revenue,
     addressed  to the  Minister of Finance of the  Province to the effect that, based on the  assumptions  and  subject  to the  qualifications  set  forth therein:

          (i) this Agreement has been duly authorized, executed and delivered by the Province in  accordance  with the laws of the Province and the Order or
     Orders of the  Lieutenant  Governor  in  Council  applicable  thereto,  and
     constitutes  a  legal,   valid  and  binding   agreement  of  the  Province
     enforceable in accordance with its terms;

          (ii) the Fiscal Agency  Agreement has been duly  authorized,  executed and delivered by the Province in  accordance  with the laws of the Province and the Order or Orders of the  Lieutenant  Governor in Council  applicable thereto,  and,  assuming due  execution  and delivery by the Fiscal  Agent,
     constitutes  a  legal,   valid  and  binding   agreement  of  the  Province
     enforceable in accordance with its terms;

          (iii)  the  Securities  have  been  duly  authorized  and  the  Global
     Securities  have been duly executed by the Province in accordance  with the laws of the Province and the Order or Orders of the Lieutenant  Governor in
     Council applicable thereto,  and, when authenticated in accordance with the provisions of the Fiscal Agency  Agreement and delivered to and paid for by the Underwriters  pursuant to this Agreement,  will constitute legal, valid and binding  obligations of the Province,  enforceable  in accordance  with their terms;

          (iv) the statements in the Preliminary  Final Prospectus and the Final
     Prospectus under the headings  "Description of Debt Securities and Warrants
     — Canadian Income Tax  Considerations" and "Taxation — Canadian Taxation"
     are accurate in all material respects subject to the qualifications therein stated;

          (v) the payment of principal of and interest on the Securities will be a  charge  on and  payable  out of the  Consolidated  Revenue  Fund  of the
     Province  of  Ontario  (as  defined  in the  Financial  Administration  Act
     (Ontario));

          (vi) no  authorization,  consent,  waiver or  approval  of, or filing, registration,  qualification or recording with, any governmental  authority of the Province of Ontario or of Canada is required in connection  with the execution,  delivery and  performance  by the Province of this Agreement or the Fiscal Agency  Agreement or the sale of the  Securities by the Province in the manner  contemplated  in this  Agreement  and the Final  Prospectus, except for the Order or Orders of the Lieutenant Governor in Council and an
     approval  under section 28 of the Financial  Administration  Act (Ontario), which have been obtained;

          (vii) no stamp or other similar duty or levy is payable under the laws of the Province of Ontario or the laws of Canada applicable in the Province in connection with the execution,  delivery and performance by the Province of this Agreement and the Fiscal Agency  Agreement,  or in connection  with the  issue  and  sale  of the  Securities  by the  Province  in the  manner contemplated in this Agreement,  the Time of Sale Information and the Final
     Prospectus; and

          (viii) Her  Majesty  the Queen in right of Ontario  may be sued in the courts of the Province of Ontario with regard to any claims  arising out of or relating to the obligations of the Province under the Securities. No law in the Province of Ontario  requires the consent of any public  official or authority  for suit to be brought or judgment  to be  obtained  against Her
     Majesty  the Queen in right of Ontario  arising  out of or  relating to the obligations  of the  Province  under  the  Securities,  though  in  certain circumstances  prior notice and particulars of a claim must be given to Her
     Majesty the Queen in right of Ontario. An amount payable by Her Majesty the
     Queen in  right of  Ontario  under an order of a court of the  Province  of
     Ontario  that is final and not  subject  to appeal  is  payable  out of the
     Consolidated  Revenue  Fund of the  Province  of  Ontario  pursuant  to the
     Proceedings Against the Crown Act (Ontario).

          (c) The  Representatives,  on behalf of the  Underwriters,  shall have received on the Closing  Date from  Shearman  &  Sterling  LLP,  United
     States counsel to the Province,  favorable  opinions dated the Closing Date to the effect that:

          (i) the statements in the Preliminary Final Prospectus,  read together with the Time of Sale  Information,  and the  Final  Prospectus  under  the caption "Description of Bonds" and "Underwriting", in each case, insofar as such  statements  constitute  summaries of  documents  referred to therein, fairly  summarize  in all  material  respects  the  documents  referred  to therein;

          (ii) the statements in the Preliminary Final Prospectus, read together with the Time of Sale  Information,  and the  Final  Prospectus  under  the caption "Description of Debt Securities and Warrants — United States Income
     Tax  Considerations",   as  supplemented  by  "Taxation  —  United  States
     Taxation", in each case, insofar as such statements constitute summaries of legal  matters  referred  to  therein,  fairly  summarize  in all  material respects the legal matters referred to therein;

          (iii) the statements in the Preliminary Final Prospectus and the Final
     Prospectus under the caption "Taxation — United Kingdom Taxation", insofar as such  statements  purport to  summarize  certain  tax laws of the United
     Kingdom, constitute a fair summary of the matters addressed therein;

          (iv) each of the  Registration  Statement  and the  Final  Prospectus,
     excluding  the  documents   incorporated  by  reference  therein,  and  any
     supplements or amendments thereto (other than the financial  statements and other financial or statistical data contained therein or omitted therefrom, as to which such counsel need not express any opinion)  appears on its face to be appropriately responsive in all material respects to the requirements of the U.S.  Securities Act and the applicable rules and regulations of the
     SEC thereunder; and

          (v) each of the documents incorporated by reference in the Preliminary
     Final Prospectus, read together with the Time of Sale Information,  and the
     Final Prospectus  (other than the financial  statements and other financial or statistical  data contained  therein or omitted  therefrom,  as to which such  counsel  need  express no  opinion),  except to the  extent  that any statement  therein is  modified  or  superseded  in the  Preliminary  Final
     Prospectus or the Final Prospectus,  at the time it was filed with the SEC, appears on its face to be appropriately responsive in all material respects to the  requirements of the U.S.  Exchange Act and the applicable rules and regulations of the SEC thereunder.

          Such counsel  shall also state that  although  they have not verified, are  not  passing  upon  and do not  assume  any  responsibility  for,  the accuracy,  completeness  or fairness  of the  statements  contained  in the
     Registration  Statement,   the  Time  of  Sale  Information  or  the  Final
     Prospectus  (including the documents  incorporated  by reference  therein), such counsel has, however, generally reviewed and discussed such statements with  representatives  of the Ontario  Financing  Authority and Ministry of
     Finance of the Province  and, in the course of such review and  discussion, no facts have come to such counsel's  attention  which gives them reason to believe  that  (A) the  Registration  Statement  (including  the  documents incorporated by reference therein,  other than the financial statements and other financial or statistical data contained therein or omitted therefrom, as to which such counsel has not been requested to comment), as of the date of this  Agreement,  contained an untrue  statement  of a material  fact or omitted to state a material fact required to be stated therein or necessary in order to make the  statements  therein  not  misleading,  (B) the  Final
     Prospectus  as  amended  or  supplemented,  if  applicable  (including  the documents  incorporated  by  reference  therein,  other than the  financial statements  and other  financial or statistical  data contained  therein or omitted  therefrom,  as to which such  counsel  has not been  requested  to
     comment),   as  of  the  date  of  such  Final  Prospectus  as  amended  or supplemented,  if applicable, or the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (C) the Time of
     Sale Information,  at the Time of Sale (which such counsel may assume to be
     the  date  of  the  Underwriting   Agreement)  (other  than  the  financial
     statements  and other  financial or statistical  data contained  therein or omitted  therefrom,  as to which such  counsel  has not been  requested  to comment),  contained any untrue  statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          In giving such opinions,  such counsel may rely,  without  independent investigation,  as to matters  relating to the federal law of Canada or the laws of the  Province  of Ontario,  on the  opinion of the Deputy  Attorney
     General,   Assistant  Deputy  Attorney  General,  Acting  Assistant  Deputy
     Attorney General of the Province or any solicitor who is an employee of the
     Crown and seconded to the Legal  Services  Branch,  Ministry of Finance and
     Ministry of Revenue, rendered pursuant to Section 7(b) hereof.

          (d) The  Representatives,  on behalf of the  Underwriters,  shall have received on the Closing  Date from Davis Polk &  Wardwell  LLP,  United
     States counsel for the  Underwriters,  and Stikeman  Elliott LLP,  Canadian
     counsel for the Underwriters,  favorable opinions dated the Closing Date as to the forms and validity of the Securities and as to the  proceedings  and other related  matters  incident to the issuance and sale of the Securities
     on  the  Closing  Date,   and  the   Representatives,   on  behalf  of  the
     Underwriters, shall have received on the Closing Date from Davis Polk &
     Wardwell LLP a favorable opinion dated the Closing Date with respect to the
     Registration  Statement,  the  Time  of  Sale  Information  and  the  Final
     Prospectus and other related matters as the  Representatives may reasonably require.  In giving their opinion,  Davis Polk &  Wardwell LLP may rely upon the  opinion of Stikeman  Elliott  LLP as to matters of  Canadian  and
     Ontario law.

          (e) The  Province  shall have  furnished  to the  Representatives,  on behalf  of the  Underwriters,  on the  Closing  Date a  certificate  of the
     Province,  signed by the duly  authorized  officer of the Province (who may rely  as to  proceedings  pending  or  contemplated  upon  the  best of his knowledge), dated the Closing Date, to the effect that:

          (i)  the  representations  and  warranties  of the  Province  in  this
     Agreement  are true and correct in all  material  respects on and as of the
     Closing  Date with the same effect as if made on the  Closing  Date and the
     Province  has  complied  with  all the  agreements  and  satisfied  all the conditions  on its part to be  performed  or  satisfied  at or prior to the
     Closing Date;

          (ii) no stop order  suspending the  effectiveness  of the Registration
     Statement,  as amended, has been issued and no proceedings for that purpose have been instituted or, to the Province's knowledge, threatened; and

          (iii)  there has been no  material  adverse  change in the  financial, economic or political conditions of the Province from those set forth in or contemplated by the  Registration  Statement,  the Time of Sale Information
     and the Final  Prospectus  other than  changes  arising in the ordinary and normal course.

          (f)  Subsequent to the execution of this  Agreement and on or prior to the Closing Date,  there shall not have been any decrease in the ratings of any of the  Province's  long-term  debt  securities  by  Moody's  Investors
     Service or Standard & Poor's, a division of The McGraw-Hill  Companies,
     Inc.

          (g) Prior to the Closing Date,  the Province  shall have  furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

          If any of the  conditions  specified  in this Section 7 shall not have been  fulfilled  in all  material  respects  when and as  provided  in this
     Agreement,  or if any of the opinions and  certificates  mentioned above or elsewhere  in  this  Agreement  shall  not  be  in  all  material  respects reasonably satisfactory in form and substance to the Representatives,  this
     Agreement  and  all  obligations  of  the  Underwriters  hereunder  may  be
     cancelled   at,  or  at  any  time  prior  to,  the  Closing  Date  by  the
     Representatives. Notice of such cancellation shall be given to the Province in  writing or by  telephone  or  facsimile  transmission,  in either  case confirmed in writing.

          8.  Stabilization  and  Over-allotment.  The  Underwriters (or persons acting on their behalf) may  over-allot  Securities or effect  transactions with a view to  supporting  the market price of the  Securities  at a level higher than that which might otherwise  prevail.  Any stabilization  action may begin on or after the date on which adequate  public  disclosure of the terms of the offer of the relevant Securities is made and, if begun, may be ended at any time,  but it must end no later  than the  earlier  of 30 days after the date on which the  Province  received  the proceeds of the issue, and 60  days  after  the  date  of the  allotment  of the  Securities.  Any
     over-allotment   or  stabilization   transaction  by  the  Underwriters  in
     connection  with the  distribution  of the Securities  shall be effected by them on their own behalf and not as agents of the Province, and any gain or loss arising  therefrom  shall be for their own account.  The  Underwriters acknowledge  that the Province has not been authorized to issue  Securities in excess of the  principal  amount set forth in Schedule  I-A and Schedule
     I-B hereto.  The  Underwriters  also  acknowledge that the Province has not
     authorized  the  carrying  out  by  the   Underwriters   of   stabilization
     transactions  other  than in  conformity  with  applicable  laws and rules, including those made pursuant to applicable United Kingdom  legislation and
     Regulation  M under the U.S.  Exchange  Act (if  applicable).  The Province authorises the  Underwriters to make such public  disclosure of information relating to stabilization as is required by applicable law,  regulation and guidance.

          9. Indemnification and Contribution.

          (a)  The  Province   agrees  to  indemnify   and  hold  harmless  each
     Underwriter  and each of its affiliates  that  participates  in the initial distribution of the Securities and each person who controls any Underwriter or any such affiliate within the meaning of either the U.S.  Securities Act or the U.S.  Exchange  Act against any and all losses,  claims,  damages or liabilities,  joint or  several,  to which  they or any of them may  become subject  under the laws of any  jurisdiction,  including but not limited to the U.S.  Securities  Act, the U.S.  Exchange  Act or other  United  States
     Federal or state  statutory law or regulation,  at common law or otherwise, insofar as such  losses,  claims,  damages or  liabilities  (or  actions in respect  thereof)  arise out of or are based upon any untrue  statement  or alleged untrue  statement of a material fact contained in the  Registration
     Statement for the  registration of the Securities as originally filed or in any amendment thereof,  including all documents  incorporated by reference, or in the Basic Prospectus,  any Preliminary  Final Prospectus,  any Issuer
     Free  Writing  Prospectus,  any  Time  of  Sale  Information  or the  Final
     Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the  omission or alleged  omission to state  therein a material  fact  required  to be stated  therein  or  necessary  to make the statements  therein not misleading,  and agrees to reimburse,  as incurred, each such  indemnified  party,  for any legal or other expenses  reasonably incurred by them in  connection  with  investigating  or defending any such loss, claim, damage, liability or action;  provided,  however, that (i) the
     Province  will not be liable in any such case to the  extent  that any such loss,  claim,  damage or liability  arises out of or is based upon any such untrue  statement  or  alleged  untrue  statement  or  omission  or alleged omission  made  therein in reliance  upon and in  conformity  with  written information  furnished to the  Province by or on behalf of any  Underwriter through the  Representatives  specifically  for use in connection  with the preparation  thereof  and (ii) such  indemnity  with  respect  to the Basic
     Prospectus,  any  Preliminary  Final  Prospectus,  any Issuer Free  Writing
     Prospectus or any Time of Sale  Information  shall not enure to the benefit of any  Underwriter  or affiliate  thereof (or any person  controlling  any
     Underwriter  or  affiliate)  from whom the person  asserting any such loss, claim,  damage or liability  purchased the Securities which are the subject thereof if such person did not receive the Time of Sale  Information  at or prior  to the  sale  of  such  Securities  to such  person  and the  untrue statement or omission of a material fact contained in the Basic Prospectus, any Preliminary Final Prospectus or any Issuer Free Writing  Prospectus was
     corrected in the Time of Sale Information. This indemnity agreement will be in addition to any liability which the Province may otherwise have.

          (b) Each Underwriter,  severally and not jointly,  agrees to indemnify and hold harmless the Province:

          (i) to the same extent as the foregoing indemnity from the Province to such  Underwriter,  but only to the extent  that such untrue  statement  or alleged  untrue  statement  or  omission  or alleged  omission  was made in reliance upon and in conformity with written  information  furnished to the
     Province by or on behalf of such  Underwriter  through the  Representatives specifically for use in the preparation of the documents referred to in the foregoing indemnity;

          (ii) against any and all losses, claims, damages or liabilities, joint or several,  to which the Province may become subject under the laws of any jurisdiction,  including  but not limited to the U.S.  Securities  Act, the
     U.S.  Exchange Act or other United States Federal or state statutory law or regulation,  at common law or  otherwise,  insofar as such losses,  claims, damages or liabilities (or actions in respect  thereof) arise out of or are based upon any untrue  statement or alleged untrue  statement of a material fact contained in any document prepared by such Underwriter and distributed by it in  connection  with the offering of the  Securities,  including  any
     "free  writing  prospectus",  or which  arise out of or are based  upon the omission or alleged  omission to state therein a material fact necessary to make the statements therein not misleading, and which statement or omission is not contained in the Time of Sale  Information,  the Final Prospectus or
     the agreed press releases; and

          (iii)  against any and all  losses,  claims,  damages or  liabilities, joint or several,  to which the Province may become subject  arising out of or in connection with a breach by such  Underwriter (or its affiliates that
     participate  in  the  initial   distribution  of  the  Securities)  of  any
     representation,  or failure to perform or observe any agreement,  contained in Section 6 of this Agreement.

          Each Underwriter,  severally and not jointly,  agrees to reimburse, as incurred,  any legal or other expenses  reasonably incurred by the Province in connection with investigating or defending any such loss, claim, damage, liability or action referred to in clauses (i), (ii) and (iii) above.  This indemnity  agreement  will  be in  addition  to  any  liability  which  any
     Underwriter may otherwise have. The Province acknowledges, for the purposes of clause  (i)  above,  that the  statements  set forth  under the  heading
     "Underwriting" (except for the statements in the paragraphs relating to the
     European  Economic Area, the FSMA and the securities laws of Japan and Hong
     Kong and the  sentence  relating  to stamp  taxes  and  other  charges  and expenses of the offering) in any Preliminary  Final Prospectus or the Final
     Prospectus  constitute the only  information  furnished in writing by or on behalf of the Underwriters  for inclusion in any of the documents  referred to in the  foregoing  indemnity,  and the  Underwriters  confirm  that such statements are correct;  provided that such acknowledgement by the Province does not extend to any "free writing prospectus" other than the Issuer Free
     Writing Prospectuses in the form of Schedule I-A and Schedule I-B hereto.

          (c)  Each  of  the  Province  and  the  Underwriters  agree  that  the
     Underwriters shall have and hold the covenants of the Province contained in this  Section 9 in respect of the  Underwriters'  controlling  persons  (as defined above) and affiliates in trust for the benefit of their controlling persons and affiliates. The Underwriters agree to accept the trusts in this paragraph  (c)  declared  and  provided  for and  agree  to  enforce  those covenants on behalf of such persons.

          (d) Promptly after receipt by an indemnified  party under this Section
     9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying  party under this  Section  9,  notify  the  indemnifying  party in writing of the commencement  thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 9.

          In case any such action is brought against any indemnified  party, and it  notifies  the  indemnifying  party  of the  commencement  thereof,  the indemnifying party will be entitled to appoint counsel satisfactory to such indemnified  party to  represent  the  indemnified  party  in such  action;
     provided,  however,  that if the defendants in any such action include both the indemnified party and the indemnifying  party and the indemnified party shall have reasonably  concluded that there may be legal defenses available to it  and/or  other  indemnified  parties  which  are  different  from  or additional to those available to the  indemnifying  party,  the indemnified party or parties shall have the right to select separate  counsel to defend such action on behalf of such indemnified party or parties. An indemnifying party  will not,  without  the prior  written  consent  of the  indemnified parties  (which  consent  shall not be  unreasonably  withheld or delayed), settle or  compromise  or consent to the entry of any judgment with respect to any pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification  or contribution may be sought hereunder (whether or not the  indemnified  parties  are actual or  potential  parties to such claim or action) unless such settlement,  compromise or consent includes an unconditional  release of each indemnified party from all liability arising out of such claim,  action, suit or proceeding.  In order to be entitled to an indemnity with respect to a claim hereunder,  an indemnified  party will not, without the prior written consent of the  indemnifying  parties (which
     consent  shall  not  be  unreasonably  withheld  or  delayed),   settle  or
     compromise  or consent to the entry of any  judgment  with  respect to such pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnifying  parties  are  actual or  potential  parties  to such claim or action).

          Upon receipt of notice from the indemnifying party to such indemnified party of its  election  so to  appoint  counsel to defend  such  action and approval by the indemnified party of such counsel,  the indemnifying  party will not be liable to such  indemnified  party under this Section 9 for any legal or other expenses  subsequently incurred by such indemnified party in connection with the defense thereof unless:

          (i) the  indemnified  party shall have  employed  separate  counsel in accordance  with the proviso to the first  sentence  of the next  preceding paragraph (it being understood,  however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel,  approved by the  Representatives  in the case of  paragraph  (a) of this  Section 9, representing  the  indemnified  parties  under such  paragraph  (a) who are parties to such action),

          (ii) the indemnifying party shall not have employed counsel reasonably satisfactory  to the indemnified  party to represent the indemnified  party within a reasonable time after notice of commencement of the action, or

          (iii) the indemnifying  party has authorized the employment of counsel for the indemnified  party at the expense of the  indemnifying  party;  and except that, if clause (i) or (iii) is applicable,  such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).

          (e) In  order  to  provide  for just  and  equitable  contribution  in circumstances in which the indemnification provided for in paragraph (a) of this  Section 9 is due in  accordance  with its terms but is for any reason held by a court to be unavailable from the Province on grounds of policy or otherwise,  the  Province  and the  Underwriters  shall  contribute  to the aggregate losses, claims, damages and liabilities (including legal or other expenses  reasonably incurred in connection with investigating or defending same) to which the  Province  and the  Underwriters  may be subject in such proportion  so that the  Underwriters  are  responsible  for  that  portion represented by the percentage that the underwriting  discount  specified in
     Schedule II hereto  bears to the public  offering  price of the  Securities specified  in  Schedule  I-A and  Schedule  I-B hereto and the  Province is responsible for the balance;  provided,  however, that (a) in no case shall any Underwriter be responsible for any amount in excess of the underwriting discount  applicable  to  the  Securities  purchased  by  such  Underwriter hereunder and (b) no person guilty of fraudulent  misrepresentation (within the meaning of Section 11(f) of the U.S.  Securities Act) shall be entitled to  contribution  from any  person  who was not  guilty of such  fraudulent misrepresentation. For purposes of this Section 9, each person who controls an Underwriter within the meaning of the U.S. Securities Act shall have the same  rights to  contribution  as the  Underwriters,  and each  person  who controls the  Province  within the meaning of the U.S.  Securities  Act and each  official  of the  Province  who shall have  signed  the  Registration
     Statement shall have the same rights to  contribution as the Province.  Any party entitled to  contribution  will,  promptly after receipt of notice of commencement  of any  action,  suit or  proceeding  against  such  party in respect of which a claim for contribution may be made against another party or parties under this paragraph (e), notify such party or parties from whom contribution  may be sought,  but the  omission  to so notify such party or parties shall not relieve the party or parties from whom  contribution  may be  sought  from any  other  obligation  it or they may have  hereunder  or otherwise than under this paragraph (e).

          10. Default by an Underwriter.  If any one or more Underwriters  shall fail to purchase and pay for any of the  Securities  agreed to be purchased by such Underwriter or Underwriters  hereunder and such failure to purchase shall  constitute a default in the performance of its or their  obligations under  this  Agreement,  the  remaining  Underwriters  shall  be  obligated severally to take up and pay for (in the respective  proportions  which the amount of Securities  set forth  opposite their names in Schedule II hereto bears to the aggregate amount of Securities set forth opposite the names of all  the  remaining  Underwriters)  the  Securities  which  the  defaulting
     Underwriter  or  Underwriters  agreed  but  failed to  purchase;  provided, however,  that in the event that the aggregate  amount of Securities  which the defaulting  Underwriter or  Underwriters  agreed but failed to purchase shall  exceed  10% of the  aggregate  amount  of  Securities  set  forth in
     Schedule  II hereto,  the  remaining  Underwriters  shall have the right to purchase all, but shall not be under any obligation to purchase any, of the
     Securities,  and if such nondefaulting Underwriters do not purchase all the
     Securities,   this  Agreement  will  terminate  without  liability  to  any nondefaulting Underwriter or the Province. In the event of a default by any
     Underwriter  as set forth in this  Section  10, the  Closing  Date shall be postponed for such period, not exceeding seven days, as the Representatives shall  determine  in order that the  required  changes in the  Registration
     Statement  and  the  Final   Prospectus  or  in  any  other   documents  or
     arrangements  may be effected.  Nothing  contained in this Agreement  shall relieve  any  defaulting  Underwriter  of its  liability,  if  any,  to the
     Province and any  nondefaulting  Underwriter for damages  occasioned by its default hereunder. For purposes of this Section 10, if more than one series of Securities  is  identified in Schedule II hereto,  this Section 10 shall apply to each series of Securities  separately as if this Agreement applied solely to such series.

          11. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives or the Province, by notice given to the  Province  or the  Representatives,  as the  case  may be,  prior to delivery and payment for the Securities, if prior to that time, there shall have  occurred  such a  change  in  national  or  international  financial, political or economic  conditions  or currency  exchange  rates or exchange controls which, in the reasonable  judgment of the  Representatives  or the
     Province,  as the case may be, is material  and  adverse and such  changes, singly or together with any other such change,  makes it, in the reasonable judgment  of the  Representatives  or the  Province,  as the  case  may be, impracticable  to market  the  Securities  on the  terms and in the  manner contemplated  in the  Time of Sale  Information  or the  Final  Prospectus.
     Notwithstanding any such termination, the provisions of Sections 9, 12, and
     15 hereof shall remain in effect.

          12.   Representations  and  Indemnities  to  Survive.  The  respective agreements,  representations,  warranties, indemnities and other statements of the Province and of the  Underwriters  set forth in or made  pursuant to this  Agreement  will  remain in full force and effect,  regardless  of any investigation  made by or on behalf of the  Underwriters or the Province or any of the  officers,  directors  or  controlling  persons  referred  to in
     Section  9  hereof,  and  will  survive  delivery  of and  payment  for the
     Securities.

          13.  Notices.  All  communications  hereunder  will be in writing  and effective only on receipt, and, if sent to the Representatives on behalf of the Underwriters,  will be mailed, delivered, telecopied or telegraphed and confirmed to them care of The  Toronto-Dominion  Bank, Triton Court,  14-18
     Finsbury  Square,  London,  UK,  EC2A 1DB (Fax No. +44 207 628 1054) or, if
     sent to the Province, will be mailed, delivered,  telecopied or telegraphed and confirmed at Ontario Financing Authority, One Dundas Street West, Suite
     1400,  Toronto,  Ontario,  M5G 1Z3,  attention:  Director,  Capital Markets
     Operations,   Capital  Markets  Division,   Ontario   Financing   Authority
     (Telecopier No. (416) 325-8111).

          14.  Successors and Assigns.  This Agreement will enure to the benefit of and be binding upon the parties hereto and their  respective  successors and permitted assigns and the officials and controlling persons referred to in Section 9 hereof,  and no other person will have any right or obligation hereunder.  Neither this  Agreement  nor any interest or  obligation  in or under this Agreement may be assigned by the Underwriters  without the prior written  consent  of the  Province  or by the  Province  without  the prior written consent of the Representatives on behalf of the Underwriters.

          15. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of
     Canada applicable in the Province of Ontario.

          16.  Counterparts.  This  Agreement  may be  executed  in one or  more counterparts  (including  counterparts by facsimile) and when a counterpart has been executed by each party hereto all such counterparts taken together shall constitute one and the same agreement.

          17. Advertisements.  All advertisements of the issue of the Securities or publication of such formal notice as may be required by the rules of the
     Stock  Exchange in  connection  with the listing of the  securities  on the
     Stock  Exchange  shall be  published in a form or forms and manner to which the  Province  consents in writing  prior to the date of  publication.  The
     Province may withhold its consent in its  discretion  regarding  the use of any  symbol in any such  advertisement  and the  publication  in which such advertisement is to appear.

          18.  Time  of the  Essence.  Time  shall  be of the  essence  in  this
     Agreement.

          19.  Representation of Underwriters.  In all dealings  hereunder,  the
     Representatives  shall, and have all necessary  authority to, act on behalf of each of the Underwriters,  and the Province shall be entitled to act and rely  upon  any  statement,  request,  notice  or  agreement  given  by the
     Representatives,   jointly  or  individually,  on  behalf  of  any  of  the
     Underwriters.

          If the  foregoing  is in  accordance  with your  understanding  of our agreement,  please  sign and return to us the  enclosed  duplicate  hereof, whereupon  this  letter  and your  acceptance  shall  represent  a  binding agreement among the Province and the Underwriters.

                                         Very truly yours,
                                         Province of Ontario

                                         By:    /s/ Michael D. Manning
                                              ----------------------------------
                                              Name:  Michael D. Manning
                                              Title: Executive Director
                                                     Capital Markets Division
                                                     Ontario Financing Authority

The  foregoing  Agreement is hereby  confirmed and accepted as of the date first above written.

The Toronto-Dominion Bank

By: /s/ Mordecai Jungreis
-------------------------
     Authorized Signatory

Name:   Mordecai Jungreis
Title:  Managing Director

For  itself  and on  behalf  of the  several  Representatives  and  the  several
Underwriters.

                                  SCHEDULE I-A

Final Term Sheet

Issuer:                                Province of Ontario

Expected Ratings:                      Moody's Aa1; S&P AA-; DBRS AA (low)

Title:                                 1.875% Bonds due November 19, 2012

Aggregate Principal Amount:            U.S.$3,000,000,000

Denominations:                         U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Trade Date:                            November 10, 2009

Issue Date                             November 19, 2009
(Settlement Date):

Maturity:                              November 19, 2012

Interest Payment Dates:                May 19 and November 19 of each year, commencing on May 19, 2010.
                                       Interest will accrue from November 19, 2009.

Spread to Treasury:                    + 55.2 basis points

Benchmark Treasury:                    UST 1.375% due November 15, 2012

Treasury Spot/Yield:                   99-31/ 1.386%

Yield to Maturity:                     1.938% semi annual

Interest Rate:                         1.875%

Public Offering Price:                 99.817% plus accrued interest from November 19, 2009 if settlement occurs after that date

Day Count Convention:                  30/360

Underwriters:                          Barclays Bank PLC
                                       Credit Suisse Securities (Europe) Limited
                                       J.P. Morgan Securities Ltd.
                                       The Toronto-Dominion Bank
                                       Bank of Montreal, London Branch
                                       CIBC World Markets Corp.
                                       Morgan Stanley & Co. International plc
                                       National Bank Financial Inc.
                                       RBC Capital Markets Corporation

Prospectus and Prospectus Supplement:  Prospectus dated as of May 21, 2009, and Preliminary  Prospectus Supplement
                                       dated as of November 10,2009
                                       http://www.sec.gov/Archives/edgar/data/74615/000095012309060575/o57457e424b2.htm

CUSIP# / ISIN#:                        683234 8E1 / US6832348E11

Listing:                               Admission to the United Kingdom Listing Authority's Official
                                       List and to  trading  on the  London  Stock  Exchange  plc's
                                       Regulated Market may be completed following  settlement on a best efforts basis.

Settlement:                            We expect that  delivery  of the Bonds will be made  against payment  therefor  on or  about  the  closing  date  of this offering  specified  on the  cover  page  of the  prospectus supplement, which is six business days following the date of pricing of the Bonds (this  settlement  cycle being referred to as "T+6").  Under Rule 15c6-1 of the Exchange Act, trades in the secondary  market generally are required to settle in three  business  days,  unless the parties to any such trade expressly agree otherwise. Accordingly,  purchasers who wish to trade  their Bonds on the date of pricing or the next two succeeding business days will be required,  by virtue of the fact that the Bonds initially will settle in T+6, to specify an alternate  settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade  their Bonds on the date of pricing or the next two succeeding business days should consult their own advisor.

U.S. Legend:                           The Issuer has filed a registration  statement  (including a prospectus)  with the SEC for the  offering  to  which  this communication  relates.  Before you invest,  you should read the  prospectus  in that  registration  statement  and other documents  the  Issuer  has  filed  with  the SEC  for  more complete information about the Issuer and this offering. You may get these  documents  for free by visiting  EDGAR on the
                                       SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange  to send you the  prospectus  if you  request  it by calling TD Securities at 1-800-263-5292.

European Economic Area Legends:        If and to the extent that this  announcement is communicated in, or the offer of the  bonds to which it  relates  is made in,  any  European  Economic  Area  Member  State  that  has
                                       implemented    Directive    2003/71/EC   (the    "Prospectus
                                       Directive")  (other than the United  Kingdom,  once the UKLA
                                       Prospectus  as  defined  below  has  been  approved  by  the
                                       Financial  Services  Authority),  this  announcement and the offer are only  addressed to and directed at persons in that
                                       Member State who are qualified  investors within the meaning of the  Prospectus  Directive  (or who are other  persons to whom the offer may  lawfully be  addressed)  and must not be acted upon by other persons in that Member State.

                                       This document does not  constitute or form part of any offer or invitation to sell these bonds and is not  soliciting any offer to buy  these  bonds in any  jurisdiction  where  such offer or sale is not  permitted.  This  document is, for the purposes of Article 15 of the  Prospectus  Directive,  not a prospectus  but  an  advertisement,  and  investors  in  the
                                       European  Economic Area should not subscribe for or purchase these  bonds once  admitted  to trading on the London  Stock
                                       Exchange  plc's  Regulated  Market  except  on the  basis of information in the UKLA Prospectus (as defined  below).  The
                                       Province  intends  to file a single  prospectus  (the  "UKLA
                                       Prospectus")  pursuant  to  Section  5.3 of  the  Prospectus
                                       Directive  with  the  Financial  Services  Authority  in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended,  for the purpose of having these bonds admitted to trading on the London Stock Exchange plc's Regulated  Market as soon as possible after closing of this issue. In compliance with the Prospectus Directive, the
                                       UKLA Prospectus will be published in due course,  subject to its approval by the United Kingdom  Listing  Authority,  and investors  will  be  able  to  obtain  a copy  of  the  UKLA
                                       Prospectus  from the office of the  Province  at the Ontario
                                       Financing  Authority,  One Dundas  Street West,  Suite 1400,
                                       Toronto,  Ontario,  Canada  M5G 1Z3 and the  United  Kingdom
                                       paying  agent,  The  Bank of New  York  Mellon,  One  Canada
                                       Square,  London E14 5AL, England.  Investors in the European
                                       Economic Area should not subscribe for any bonds referred to in this advertisement  except on the basis of information in the UKLA Prospectus.

Swiss Legend:                          The prospectus  dated as of May 21, 2009 and the preliminary prospectus supplement dated as of November 10, 2009 and this notice do not  constitute a public  offering  prospectus  as that term is understood  pursuant to article 652a or 1156 of the Swiss Code of  Obligations.  The prospectus  dated as of
                                       May 21, 2009 and the preliminary prospectus supplement dated as of  November  10, 2009 and this notice may not be issued,
                                       circulated  or   distributed   or  otherwise  made  publicly
                                       available in or from  Switzerland and are not intended as an offer or  solicitation  with respect to the purchase or sale of the bonds by the public.

Other:                                 ANY  DISCLAIMERS  OR OTHER NOTICES THAT MAY APPEAR BELOW ARE
                                       NOT   APPLICABLE  TO  THIS   COMMUNICATION   AND  SHOULD  BE
                                       DISREGARDED.   SUCH   DISCLAIMERS   OR  OTHER  NOTICES  WERE
                                       AUTOMATICALLY  GENERATED  AS A RESULT OF THIS  COMMUNICATION
                                       BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

                                  SCHEDULE I-B

Final Term Sheet

Issuer:                                Province of Ontario

Expected Ratings:                      Moody's Aa1; S&P AA-; DBRS AA (low)

Title:                                 Floating Rate Bonds due November 19, 2012

Aggregate Principal Amount:            U.S.$1,000,000,000

Denominations:                         U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

Trade Date:                            November 10, 2009

Issue Date                             November 19, 2009
(Settlement Date):

Maturity Date:                         November 19, 2012

Interest Rate Basis (Index)            3 Month USD LIBOR on Reuters page LIBOR01

Spread to Index:                       Plus 0.15%

Interest Payment Period:               Quarterly

Interest Payment Dates:                February 19, May 19, August 19, and November 19 of each year, commencing February 19, 2010.
                                       Interest will accrue from November 19, 2009

Interest Determination Dates:          Quarterly, two London Business Days prior to each Interest Reset Date

Interest Reset Dates:                  February 19, May 19, August 19, and November 19 of each year, commencing November 19, 2009.

Interest Reset Periods and Dates:      Quarterly on each Interest Payment Date

Interest Rate:                         Interest will be paid at a floating rate equal to the three-month
                                       USD LIBOR reset quarterly plus 0.15%

Calculation Agent:                     The Bank of New York Mellon, or its successor appointed by the
                                       Province of Ontario.

Public Offering Price:                 100% plus accrued interest from November 19, 2009 if settlement occurs after that date

Day Count Convention                   Actual/360, Subject to Modified Following Adjusted business day convention

Business Day:                          A day on which banking institutions in the City of New York, in the City of  London  and in the City of  Toronto  are not
                                       authorized  or  obligated  by law or  executive  order to be closed

Underwriters:                          Barclays Bank PLC
                                       Credit Suisse Securities (Europe) Limited
                                       J.P. Morgan Securities Ltd.
                                       The Toronto-Dominion Bank
                                       Bank of Montreal, London Branch
                                       CIBC World Markets Corp.
                                       Morgan Stanley & Co. International plc
                                       National Bank Financial Inc.
                                       RBC Capital Markets Corporation

Prospectus and Prospectus Supplement:  Prospectus  dated as of May 21,  2009,  and  Preliminary  Prospectus
                                       Supplement dated as of November 10, 2009.
                                       http://www.sec.gov/Archives/edgar/data/74615/000095012309060575/o57457e424b2.htm

CUSIP# / ISIN#:                        683234 8F8 / US6832348F85

Listing:                               Admission to the United Kingdom Listing Authority's Official
                                       List and to  trading  on the  London  Stock  Exchange  plc's
                                       Regulated Market may be completed following  settlement on a best efforts basis.

Settlement:                            We expect that  delivery  of the Bonds will be made  against payment  therefor  on or  about  the  closing  date  of this offering  specified  on the  cover  page  of the  prospectus supplement, which is six business days following the date of pricing of the Bonds (this  settlement  cycle being referred to as "T+6").  Under Rule 15c6-1 of the Exchange Act, trades in the secondary  market generally are required to settle in three  business  days,  unless the parties to any such trade expressly agree otherwise. Accordingly,  purchasers who wish to trade  their Bonds on the date of pricing or the next two succeeding business days will be required,  by virtue of the fact that the Bonds initially will settle in T+6, to specify an alternate  settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade  their Bonds on the date of pricing or the next two succeeding business days should consult their own advisor.

U.S. Legend:                           The Issuer has filed a registration  statement  (including a prospectus)  with the SEC for the  offering  to  which  this communication  relates.  Before you invest,  you should read the  prospectus  in that  registration  statement  and other documents  the  Issuer  has  filed  with  the SEC  for  more complete information about the Issuer and this offering. You may get these  documents  for free by visiting  EDGAR on the
                                       SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange  to send you the  prospectus  if you  request  it by calling TD Securities at 1-800-263-5292.

European Economic Area Legends:        If and to the extent that this  announcement is communicated in, or the offer of the  bonds to which it  relates  is made in,  any  European  Economic  Area  Member  State  that  has
                                       implemented    Directive    2003/71/EC   (the    "Prospectus
                                       Directive")  (other than the United  Kingdom,  once the UKLA
                                       Prospectus  as  defined  below  has  been  approved  by  the
                                       Financial  Services  Authority),  this  announcement and the offer are only  addressed to and directed at persons in that
                                       Member State who are qualified  investors within the meaning of the  Prospectus  Directive  (or who are other  persons to whom the offer may  lawfully be  addressed)  and must not be acted  upon by other  persons  in that  Member  State.  This document  does not  constitute  or form part of any offer or invitation  to sell these  bonds and is not  soliciting  any offer to buy  these  bonds in any  jurisdiction  where  such offer or sale is not  permitted.  This  document is, for the purposes of Article 15 of the  Prospectus  Directive,  not a prospectus  but  an  advertisement,  and  investors  in  the
                                       European  Economic Area should not subscribe for or purchase these  bonds once  admitted  to trading on the London  Stock
                                       Exchange  plc's  Regulated  Market  except  on the  basis of information in the UKLA Prospectus (as defined  below).  The
                                       Province  intends  to file a single  prospectus  (the  "UKLA
                                       Prospectus")  pursuant  to  Section  5.3 of  the  Prospectus
                                       Directive  with  the  Financial  Services  Authority  in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended,  for the purpose of having these bonds admitted to trading on the London Stock Exchange plc's Regulated  Market as soon as possible after closing of this issue. In compliance with the Prospectus Directive, the
                                       UKLA Prospectus will be published in due course,  subject to its approval by the United Kingdom  Listing  Authority,  and investors  will  be  able  to  obtain  a copy  of  the  UKLA
                                       Prospectus  from the office of the  Province  at the Ontario
                                       Financing  Authority,  One Dundas  Street West,  Suite 1400,
                                       Toronto,  Ontario,  Canada  M5G 1Z3 and  the  London  paying agent,  The  Bank of New York  Mellon,  One  Canada  Square,
                                       London E14 5AL, England.  Investors in the European Economic
                                       Area should not subscribe for any bonds  referred to in this advertisement except on the basis of information in the UKLA
                                       Prospectus.

Swiss Legend:                          The prospectus  dated as of May 21, 2009 and the preliminary prospectus supplement dated as of November 10, 2009 and this notice do not  constitute a public  offering  prospectus  as that term is understood  pursuant to article 652a or 1156 of the Swiss Code of  Obligations.  The prospectus  dated as of
                                       May 21, 2009 and the preliminary prospectus supplement dated as of  November  10, 2009 and this notice may not be issued,
                                       circulated  or   distributed   or  otherwise  made  publicly
                                       available in or from  Switzerland and are not intended as an offer or  solicitation  with respect to the purchase or sale of the bonds by the public.

OTHER:                                 ANY  DISCLAIMERS  OR OTHER NOTICES THAT MAY APPEAR BELOW ARE
                                       NOT   APPLICABLE  TO  THIS   COMMUNICATION   AND  SHOULD  BE
                                       DISREGARDED.   SUCH   DISCLAIMERS   OR  OTHER  NOTICES  WERE
                                       AUTOMATICALLY  GENERATED  AS A RESULT OF THIS  COMMUNICATION
                                       BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

                                  SCHEDULE II

                                                                                                          Principal Amount of
                                                                              Principal Amount of               Floating Rate
                                                                                 1.875% Bonds due                   Bonds due
                                                                                November 19, 2012           November 19, 2012
Underwriter                                                                       to be Purchased             to be Purchased
-----------                                                                ----------------------       ---------------------
Barclays Bank PLC                                                              U.S.$  660,000,000          U.S.$  237,500,000
Credit Suisse Securities (Europe) Limited                                             660,000,000                 237,500,000
J.P. Morgan Securities Ltd.                                                           660,000,000                 237,500,000
The Toronto-Dominion Bank                                                             660,000,000                 237,500,000
Bank of Montreal, London Branch                                                        40,000,000                  10,000,000
CIBC World Markets Corp.                                                               95,000,000                  10,000,000
Morgan Stanley & Co. International plc                                                 30,000,000                  10,000,000
National Bank Financial Inc.                                                          165,000,000                  10,000,000
RBC Capital Markets Corporation                                                        30,000,000                  10,000,000
            Total                                                              U.S.$3,000,000,000          U.S.$1,000,000,000
                                                                           ======================       =====================

         Purchase Price (include                99.692% plus accrued interest from November 19, 2009 if
         accrued interest or                    settlement occurs after that date
         amortization, if any, minus
         underwriting discount)
         for 1.875% Bonds due
         November 19, 2012:

         Purchase Price (include                99.875% plus accrued interest from November 19, 2009 if
         accrued interest or                    settlement occurs after that date
         amortization, if any, minus
         underwriting discount)
         for Floating Rate Bonds due
         November 19, 2012:

         Underwriting Discount for 1.875%       0.125%
         Bonds due November 19, 2012:

         Underwriting Discount for Floating     0.125%
         Rate Bonds due November 19, 2012:

                       OPINION OF THE LEGAL COUNSEL

[ONTARIO LOGO GRAPHIC OMITTED]

Ministry of the            Ministère du
Attorney General           Procureur général

Legal Services Branch      Direction des services juridiques
Ministry of Finance        Ministère des Finances
Ministry of Revenue        Ministère du Revenu

777 Bay Street             777 rue Bay
11th Floor                 11e étage
Toronto ON M5G 2C8         Toronto ON M5G 2C8

Telephone: (416) 325-1456  Téléphone:   (416) 325-1456
Facsimile: (416) 325-1460  Télécopieur: (416) 325-1460
Kristina.Knopp@Ontario.ca

November 19, 2009

The Honourable Dwight Duncan
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:  Province of Ontario Issue of U.S.$3,000,000,000 1.875% Bonds due
          November 19, 2012 and U.S.$1,000,000,000 Floating Rate Bonds due
          November 19, 2012.

--------------------------------------------------------------------------------

     I am counsel to the Province of Ontario (the "Province") in connection with the  issue  of  U.S.$3,000,000,000  1.875%  Bonds  due  November  19,  2012  and
U.S.$1,000,000,000  Floating  Rate Bonds due November 19, 2012 (the "Bonds") and
the sale of the Bonds by the  Province  pursuant  to an  underwriting  agreement dated as of November  10,  2009,  (the  "Underwriting  Agreement"),  between the
Province and the Underwriters named therein.

     This  opinion  is  being  delivered  pursuant  to  paragraph  7(b)  of  the
Underwriting  Agreement.  Terms  used  but not  defined  herein  shall  have the meanings ascribed thereto in the Underwriting Agreement.

     I have examined originals or copies,  certified or otherwise  identified to my satisfaction, of the following:

     (a)  the Underwriting Agreement;

     (b)  a fiscal agency  agreement dated as of November 19, 2009, (the "Fiscal
          Agency  Agreement"),  between  the  Province  and The Bank of New York
          Mellon, including the forms of global bonds appended thereto;

     (c)  the  supplemented  form of prospectus  of the Province,  including the
          Basic Prospectus as so supplemented and the documents  incorporated by reference therein,  dated November 10, 2009,  relating to the offering and sale of the Bonds (the "Final  Prospectus"),  and the  preliminary form of the Final Prospectus dated November 10, 2009 (the "Preliminary
          Final Prospectus");

     (d)  the Financial Administration Act (Ontario);

     (e)  the Capital Investment Plan Act, 1993 (Ontario);

     (f)  the Legislation Act, 2006 (Ontario);

     (g)  the Proceedings Against the Crown Act (Ontario);

     (h)  the Currency Act (Canada);

     (i)  a certified copy of the Orders of the  Lieutenant  Governor in Council of the Province of Ontario numbered O.C. 760/2009 made on May 13, 2009
          pursuant  to  the   Electricity   Act   (Ontario)  and  the  Financial
          Administration  Act (Ontario) and numbered O.C. 1042/2009 made on June
          17,  2009  pursuant to the Ontario  Loan Act,  2009 and the  Financial
          Administration Act (Ontario) (the "Orders in Council") authorizing the issue and sale of the Bonds;

     (j)  a  certificate  of the  Province  dated  November  19,  2009 as to the incumbency of certain representatives of the Province;

     (k)  a certificate  of the Province dated November 19, 2009 relating to the borrowing authority remaining under the Orders in Council;

     (l)  a certificate  of the Province  dated November 19, 2009 related to the approval required under section 28 of the Financial Administration Act
          (Ontario);

     (m)  a written  order of the  Province  to the  Registrar  relating  to the authentication  and  delivery  of the  Global  Bonds  (as such term is defined in the Fiscal Agency Agreement); and

     (n)  the Global Bonds dated  November  19, 2009,  executed by and sealed on behalf of the Province.

     I have also examined such  certificates of public  officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

     For the  purposes  of this  opinion,  I have  assumed,  with  regard to all documents examined by me, the genuineness of all signatures, the authenticity of all  documents  submitted to me as  originals  and the  conformity  to authentic original  documents of all documents  submitted to me as  certified,  conformed, telecopies or photostatic  copies. I have also assumed,  for the purposes of the opinions  expressed in paragraphs 1 and 2 below,  the due execution and delivery of all agreements by the parties thereto other than the Province.

     This opinion is based upon  legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that,  insofar as any obligation is to be performed in any  jurisdiction  outside  Ontario,  its  performance  will not be illegal or ineffective by virtue of the laws of that jurisdiction.

     I have also assumed  that,  for the  purposes of the opinions  expressed in paragraphs 1 and 6 below,  the  Underwriters,  and each of their affiliates that participate  in the initial  distribution  of the Bonds in Ontario,  will at all times  comply  with the  selling  restrictions  specified  in  Section  6 of the
Underwriting  Agreement  as they  relate  to  Ontario  and  have  relied  on the undertaking of the Underwriters in this regard.

     The opinions  given in paragraphs 1, 2, 3, 5 and 8 below are subject to the following limitations and qualifications:

     (A)  the enforceability of Underwriting Agreement may be limited by general equitable principles;

     (B)  the availability of equitable remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

     (C)  pursuant  to the  Currency  Act  (Canada) a judgment by a court of the
          Province  of Ontario  must be awarded in  Canadian  currency  and such judgment  may be based on a rate of  exchange  in  existence  on a day other than the day of payment;

     (D)  a court of the  Province of Ontario may refuse to enforce any right of indemnity  or  contribution  under the  Underwriting  Agreement to the extent such is found to be contrary to public policy,  as that term is understood  under the laws of the  Province of Ontario and the laws of
          Canada applicable in Ontario; and

     (E)  a court of the  Province  of Ontario  may not  against Her Majesty the
          Queen in right of Ontario:

          (i)  grant an injunction or make an order for specific performance,

          (ii) make an  order  for  recovery  or  delivery  of real or  personal property, or

          (iii) issue  execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

          Subject to the foregoing, I am of the opinion that:

     (1)  The  Underwriting  Agreement  has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Orders in Council and  constitutes a legal,  valid and binding agreement of the Province enforceable in accordance with its terms.

     (2)  The Fiscal  Agency  Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Orders in Council and  constitutes a legal,  valid and binding agreement of the Province enforceable in accordance with its terms.

     (3)  The Bonds have been duly  authorized  and the  Global  Bonds have been duly  executed by and sealed on behalf of the  Province in  accordance with the laws of the Province and the Orders in Council and,  when the
          Global Bonds are  authenticated  in accordance  with the provisions of the  Fiscal  Agency  Agreement  and  delivered  and  paid  for  by the
          Underwriters  pursuant  to  the  Underwriting  Agreement,   they  will
          constitute  legal,  valid and  binding  obligations  of the  Province, enforceable in accordance with their terms.

     (4)  The  statements  in the  Preliminary  Final  Prospectus  and the Final
          Prospectus  under the headings  "Description  of Debt  Securities  and
          Warrants-Canadian  Income Tax  Considerations" and "Taxation- Canadian
          Taxation",  are  accurate  in all  material  respects,  subject to the qualifications therein stated.

     (5)  The payment of principal of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of
          Ontario (as defined in the Financial Administration Act (Ontario)).

     (6)  No  authorization,   consent,   waiver  or  approval  of,  or  filing,
          registration,   qualification  or  recording  with,  any  governmental
          authority  of the  Province  of  Ontario or of Canada is  required  in connection  with  the  execution,  delivery  and  performance  by  the
          Province of the Underwriting Agreement, the Fiscal Agency Agreement or
          the sale of the Bonds by the  Province in the manner  contemplated  in the Underwriting  Agreement and the Final  Prospectus,  except for the
          Orders in Council and the approval  under  section 28 of the Financial
          Administration Act (Ontario), which have been obtained.

     (7)  No stamp or other  similar  duty or levy is payable  under the laws of the  Province  of  Ontario  or the laws of  Canada  applicable  in the
          Province in connection with the execution, delivery and performance by
          the  Province  of  the  Underwriting  Agreement,   the  Fiscal  Agency
          Agreement or in connection with the issue and sale of the Bonds by the
          Province in the manner contemplated in the Underwriting Agreement, the
          Time of Sale Information and the Final Prospectus.

     (8)  Her Majesty the Queen in right of Ontario may be sued in the courts of the  Province of Ontario  with regard to any claims  arising out of or relating to the obligations of the Province under the Bonds. No law in the Province of Ontario requires the consent of any public official or authority  for suit to be brought or judgment  to be obtained  against
          Her Majesty  the Queen in right of Ontario  arising out of or relating to the obligations of the Province under the Bonds,  though in certain circumstances prior notice and particulars of a claim must be given to
          Her Majesty the Queen in right of  Ontario.  An amount  payable by Her
          Majesty the Queen in right of Ontario under an order of a court of the
          Province of Ontario that is final and not subject to appeal is payable out of the  Consolidated  Revenue  Fund  of the  Province  of  Ontario
          pursuant to the Proceedings Against the Crown Act (Ontario).

     By reason of the matters  aforesaid,  I hereby advise that each of the said
Bonds of the Province is not  inconsistent  with any  overriding law in force in the  Province  and that there is no  requirement  of the law  applicable  in the
Province which has not been met or fulfilled.

     This opinion may be delivered to the  Underwriters  who may rely thereon in connection with the transactions  contemplated under the Underwriting  Agreement to the same extent as if such opinion were addressed to them. In this regard,  I wish to call to the attention of the Underwriters  that,  pursuant to section 43 of the Financial  Administration  Act  (Ontario),  where,  in the opinion of the
Minister  of Finance of  Ontario,  a person is indebted to the Crown in right of
Ontario or in right of Canada or any agency of the Crown in any  specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the  Minister  considers  fit in the  circumstances  to be applied  against such indebtedness of that person.

     I consent to the  inclusion of this  opinion in a Form 18-K/A  amendment to the  Province's  annual  report on Form 18-K for the year ended March 31,  2008, which annual report is incorporated by reference into Registration Statement No.
333-159397  filed with the  Securities  and  Exchange  Commission  of the United
States of America.

                                                   Yours truly,

                                                   /s/ Kristina Knopp
                                                   -----------------------------
                                                   Kristina Knopp
                                                   Legal Counsel
                                                   Legal Services Branch
                                                   Ministry of Finance and
                                                   Ministry of Revenue

                                                            SCHEDULE OF EXPENSES

                           Schedule of Expenses

     It is estimated that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee...........................US$  140,000.00

Printing expenses...........................................................0.00

Fiscal Agent, Calculation Agent, Paying Agent and
DTC Custodian fees and expenses..................................US$   18,000.00

Legal fees and expenses..........................................US$   60,000.00

Rating Agency fees and expenses..................................US$   33,600.00

Listing fees and expenses........................................US$   17,800.00

Underwriters' expense reimbursement.........................................0.00
                                                              __________________

T0TAL                                                            US$  269,400.00
                                                              ==================